                                               Filed Pursuant to Rule 424(b)(5)
                                               Registration No. 333-32910


      The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and has become effective. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED APRIL 14, 2000

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED APRIL 11, 2000)

                            [CAPROCK COMMUNI. LOGO]

                                2,500,000 SHARES

                          CAPROCK COMMUNICATIONS CORP.

                    % SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK
                               ------------------

     We are selling 2,500,000 shares of our   % Series A convertible redeemable
preferred stock. Each share will have a liquidation preference of $50 and will
be convertible into   shares of our Common Stock, based on a conversion price of
$     per share. The underwriters named in this prospectus supplement may purchase up to 375,000 additional shares of Series A convertible redeemable preferred stock from us under certain circumstances.

                               ------------------

      INVESTING IN OUR SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK INVOLVES RISKS, WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-13.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                              PER SHARE     TOTAL
                                                              ----------   --------
Public Offering Price(1)                                      $            $
Underwriting Discount                                         $            $
Proceeds to CapRock (before expenses)                         $            $

(1) Plus accrued dividends from May   , 2000, if settlement occurs after that
    date.

     The underwriters are offering the shares subject to various conditions. The
underwriters expect to deliver the shares to purchasers on or about           ,
2000.

                               ------------------

                   Joint Book Runners and Joint Lead Managers
SALOMON SMITH BARNEY                                    BEAR, STEARNS & CO. INC.

                               Joint Lead Manager
                              MERRILL LYNCH & CO.

                                   CHASE H&Q

April   , 2000.

[INSERT MAP OF SOUTHWEST REGION SHOWING EXISTING AND PROPOSED NETWORK ON INSIDE
                                  FRONT COVER]

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

                               ------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                               PAGE
                                                               ----
About This Prospectus Supplement............................    S-2
Forward-Looking Statements..................................    S-3
Prospectus Supplement Summary...............................    S-4
Risk Factors................................................   S-13
Use of Proceeds.............................................   S-27
Dividend Policy.............................................   S-27
Market Price of Common Stock................................   S-27
Capitalization..............................................   S-28
Selected Consolidated Financial Data........................   S-29
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   S-30
Business....................................................   S-40
Regulation and Licenses.....................................   S-57
Management..................................................   S-67
Principal Shareholders......................................   S-70
Description of Outstanding Material Indebtedness............   S-72
Description of the Series A Convertible Preferred Stock.....   S-73
Tax Considerations..........................................   S-87
Underwriting................................................   S-91
Legal Matters...............................................   S-93
Experts.....................................................   S-93
Where You Can Find More Information.........................   S-93
Index To Consolidated Financial Statements..................    F-1

                                   PROSPECTUS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    1
Where You Can Find More Information.........................    1
The Company.................................................    2
Risk Factors................................................    3
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
  Combined Fixed Charges and Preferred Stock Dividends......    3
Use of Proceeds.............................................    3
Description of Debt Securities..............................    3
Description of Preferred Stock..............................   10
Description of Common Stock.................................   11
Description of Outstanding Material Indebtedness............   11
Description of Outstanding Capital Stock....................   12
Selling Shareholders........................................   13
Plan of Distribution........................................   14
Legal Matters...............................................   16
Experts.....................................................   16

                               ------------------

     We use market data and industry forecasts throughout this prospectus supplement, which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information. Neither we, nor any of the underwriters, represent that any such information is accurate.

     We are a Texas corporation. Our principal executive offices are located at 15601 Dallas Parkway, Suite 700, Dallas, Texas 75001, and our telephone number is (972) 982-9500. We maintain a World Wide Web site at www.caprock.com. The reference to our World Wide Web address does not constitute incorporation by reference of the information contained at the site. In this prospectus supplement, the "Company," "CapRock," "we," "us" and "our" refer to CapRock Communications Corp. and its subsidiaries, including CapRock Telecommunications Corp. ("CapRock Telecommunications"), CapRock Fiber Network, Ltd. ("CapRock Fiber") and IWL Communications, Incorporated ("IWL Communications"), which are our three predecessor companies, as well as CapRock Network Services, L.P., CapRock Telecommunications Leasing Corp. and CapRock Design Services, L.P., unless the context otherwise requires. In addition, "Common Stock" refers to our common stock, $.01 par value per share. Unless otherwise stated, all information contained in this prospectus supplement assumes no exercise of the underwriters' over-allotment option to purchase up to 375,000 shares of Series A convertible preferred stock from us. CapRock and CapRock Communications are trademarks of CapRock. All other trade names or trademarks appearing in this prospectus supplement are the property of their respective holders.
                               ------------------

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement contains the terms of this offering. A description of our capital stock is contained in the accompanying prospectus. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede the information in the accompanying prospectus.

     It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information."

     This prospectus supplement and the accompanying prospectus do not constitute an offer or solicitation by anyone in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so, or to anyone to whom it is unlawful to make an offer or solicitation.

                             ---------------------

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about CapRock including:

     - Our anticipated growth strategies,

     - Anticipated trends in our business, including trends in technology and the growth of communications network products and services,

     - Future expenditures for capital projects, and

     - Our ability to continue to control costs and maintain quality.

     These statements may be found in the sections of this prospectus supplement entitled "Prospectus Supplement Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and in this prospectus supplement generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this prospectus supplement and risks related to, among other things, our evolving business model, our limited operating history, rapid growth, the need for additional capital, principal, interest and dividend payment obligations, subordination of Series A convertible preferred stock to existing and future debt obligations, insufficient funds to purchase shares of Series A convertible preferred stock upon a Change of Control, restrictions in our senior note indentures, dependence on and retention of key personnel, successful completion of our networks, dependence on information systems, interconnection with incumbent local exchange carriers ("ILECs"), our inability to obtain sufficient collocations with ILECs, competition, supply and demand for data and communications services and profitability of such services, the quality and condition of the infrastructure of the ILECs (including, but not limited to, last mile connectivity), our ability to profitably market and sell our services and develop positive cash flow, government regulation and the uncertainty of deregulation, delays by the ILECs in connecting our customers, reliance on equipment suppliers and other carriers, regulation of access charges, rapid technological change, service interruptions, security risks, system failures and equipment failures, dependence on major carrier customers and joint build partners, building a fiber network (including obtaining the necessary rights of way, permits and regulatory approvals), potential liability as an Internet service provider, and protection of our intellectual property.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement might not occur.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, including the section entitled "Risk Factors" and the financial statements and related notes to those statements included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference.

                                    CAPROCK

GENERAL

     CapRock is a leading facilities-based integrated communications service provider to small and medium-sized business and communications carrier customers in the Southwestern United States. We offer business customers an integrated bundle of communications products and services including local exchange, domestic and international long distance, enhanced voice, data, Internet and dedicated private line services. Additionally, we offer communications-intensive business and carrier customers dark fiber, high bandwidth dedicated fiber infrastructure, terminating access for domestic and international long distance and ATM, frame relay and IP data transport services. We believe that our current and planned networks will provide our customer base the most comprehensive service alternative to the incumbent and other competitive communications service providers in our region.

     Our communications services are provided over our scalable fiber, voice and data networks which, upon completion, will connect nearly every Tier I, Tier II and Tier III market in the six-state region of Texas, Louisiana, Arkansas, Oklahoma, New Mexico and Arizona. At year-end 1999, our inter-city long-haul fiber network, consisting primarily of 96 fiber strands, covered approximately 3,000 route miles, which we expect to expand to approximately 7,000 route miles by year-end 2000. Additionally, at year-end 1999, we provided switch-based competitive local exchange services in ten markets, which we expect to expand to 48 markets by year-end 2000. At year-end 1999, we had 11 voice and 13 data switches installed and operational on our network, which we expect to expand to 14 voice and 17 data switches by year-end 2000.

     We have recently expanded and extended our business plan to allow us to provide our current and future customers with a broader array of services delivered over our networks. Specifically, we plan to:

     - Increase our number of central office collocations from 31 at year-end 1999 to approximately 200 by year-end 2000,

     - Introduce digital subscriber line ("DSL") services from approximately 100 collocations by year-end 2000,

     - Construct 30 intra-city metro fiber loops, consisting primarily of 192 fiber strands, which will add approximately 150 route miles to our fiber backbone, and

     - Expand our total fiber network to approximately 7,500 route miles by year-end 2001, including adding 1,250 route miles to our inter-city long-haul fiber network routes.

BUSINESS STRATEGY

     We are determined to be the Southwest's dominant competitive provider of communications services to small and medium-sized businesses. We believe these customers are under-served by their current providers and are seeking value, simplicity and outstanding customer service from a single communications provider. We also believe that our margins and returns on invested capital quickly increase as we bundle our products together and provide them over our fiber, voice and data networks. The key components of our strategy include the following:

     Provide One-Stop Integrated Communications Services to Small and Medium-Sized Businesses. We offer small and medium-sized business customers "one-stop shopping" by giving them the ability to purchase communications services from a single supplier, including local, long distance, data, Internet, and soon, DSL services. We believe that bundled services provided on a single bill enable us to better meet the needs and expectations of our customers, rapidly penetrate our target markets, capture a larger portion of our customers' communications expenditures and enhance customer loyalty. We believe that sales of integrated communications products and services to customers will increasingly become a major source of our revenues and operating margins.

     Pursue a Super-Regional Focus. We intend to continue targeting customers in the Southwestern United States where we will provide our services in nearly every Tier I, II and III market. This region offers us significant opportunities due to its rapid population growth, rapid job creation and number of access lines. We believe that our regional focus enables us to better analyze the market opportunities in this region and develop products and services that better meet our customers' needs. We believe that we will have the deepest in-region service coverage of any competitive communications provider, and we expect to be among the first to offer integrated services in many of our Tier II and III markets where there is little or no competition to the ILECs. Given that a substantial portion (estimated to be as high as 70%) of all voice traffic in the Southwestern United States originates and terminates within the region, we believe that we will enjoy a significant competitive and financial advantage over other competitive communications service providers.

     Complete the Southwest Region's Most Extensive Competitive Fiber, Voice and Data Networks. We are building the Southwest region's most extensive competitive fiber network, which is comprised primarily of 96 fiber strands pulled through one of four conduits buried below ground. By year-end 2000, our fiber network will span approximately 7,000 route miles (including 30 metro fiber loops in key markets) and will be extremely scalable. A key element of our strategy is to reduce the cost basis of fiber we retain for our own use by sharing construction costs with other carriers and to quickly recover our investment by selling excess dark fiber. We plan to retain at least 24 fiber strands throughout our entire network. We are also building a competitive local exchange service in 48 markets where we will provide Class 5 switching functionality and DSL services to our local customers. Our data network will comprise data switches and fiber capacity that will connect all of these markets in our region, supporting ATM, frame relay and IP traffic. In many of these local markets we will install equipment to backhaul our voice and data traffic to one of our switches in order to significantly lower our capital requirements. We expect our planned fiber, voice and data networks to be substantially completed by year-end 2000.

     Focus on Direct Sales to Small and Medium-Sized Business Customers. We use a direct sales force to sell our communications products and services to business customers. We believe that our face-to-face sales efforts coupled with our personalized customer care are highly effective in capturing and retaining market share among small and medium-sized businesses. We expanded our sales force to 200 people at year-end 1999 and will continue to expand our sales force throughout 2000. We provide our sales force with financial incentives that promote a high level of ongoing customer care and loyalty. Additionally, at year-end 1999, we had 214 independent sales agents who contributed to our sales efforts throughout the region, primarily in smaller markets.

     Pursue a "Smart Build" Local Strategy, While Maximizing Our Margins by Emphasizing Facilities-Based Services. We intend to continue to purchase and install switches, collocate our equipment in the central offices of ILECs and lease unbundled network elements (or "UNEs") until growth justifies our investment in additional network assets. We believe that this strategy reduces our initial capital expenditures and investment risk, as well as the time to enter and expand within a new market, and generates high returns on invested capital. At the same time, we believe that we generate significantly higher operating margins by using our own facilities to provide service rather than by reselling services provided entirely on another carrier's facilities. As a result, we are focusing our marketing and sales activities in areas where we can serve customers through a direct connection to our facilities.

     Leverage Our Networks to Serve High-End Residential Customers. We intend to eventually target high-end, multi-line residential customers located in our collocation coverage area to enhance our network efficiency and overall profitability. More and more residential customers are telecommuting and expanding their personal communications needs, resulting in increased residential demand for local access lines, Internet services, data services and DSL lines. We believe we can provide multi-line bundled voice and data services to these customers at attractive margins in markets where we have already collocated equipment in the central office of the ILEC and can lease local access as a UNE. We believe we can effectively target these customers in the future through telemarketing, direct mail, the web and other sales channels.

     Leverage Our Efficient Back Office Systems. We are automating most of the processes involved with switching a customer to our network in order to decrease the time between receipt of a customer order and completion of service installation. To achieve this goal, we are acquiring, integrating and developing information technology systems and platforms to support our operations. We have established and will continue to implement "electronic bonding," which is the on-line and real-time connections of our operating systems with those of ILECs. Additionally, we have developed and intend to rollout web-enabled ordering, billing and customer service features to our customers.

     Capitalize on Proven Management Team. CapRock's veteran management team has extensive experience and past successes in the communications industry. We believe the quality, experience and teamwork of our management will enable CapRock to have the vision, leadership, knowledge and skills necessary to successfully grow our business and succeed in the competitive communications industry. Our seven senior executives have a combined 91 years of experience in the telecommunications industry.

RECENT DEVELOPMENTS

     Electronic Bonding. We recently completed testing and began utilizing electronic bonding with Southwestern Bell Telephone. We expect that electronic bonding will ultimately enable us to reduce our provisioning times from approximately 25 business days to as few as five business days. Orders submitted with electronic bonding are also less likely to be rejected by Southwestern Bell, resulting in a greater percentage of customers being transitioned to our facilities in a shorter amount of time. We expect that additional electronic interfaces with Southwestern Bell will be established in the second quarter of 2000 and with other ILECs by the end of the fourth quarter of 2000.

     Joint Build Projects. In December 1999, we announced a 192 fiber strand, 1,450 mile joint fiber network construction project with AT&T connecting various cities through Texas, Oklahoma, Arkansas and Louisiana. We are responsible for constructing most of the network. Upon completion, we and AT&T will each own 96 fibers in a shared conduit, one spare conduit and joint access to one maintenance conduit. Construction is expected to be completed in the third quarter of 2000.

     In January 2000, we announced a 192 fiber strand, 1,300 mile joint fiber network construction project with 360networks Inc., formerly Worldwide Fiber, connecting various cities through Texas, New Mexico and Arizona. We are each responsible for constructing various portions of the network. We and 360networks will each own 96 fibers in a shared conduit, one spare conduit and joint access to one maintenance conduit. Construction began in the first quarter of 2000 and is expected to be completed by year-end 2000.

RECENT MANAGEMENT APPOINTMENTS

     On October 18, 1999, Leo J. Cyr joined CapRock as President and Chief Operating Officer after a 13-year career at MCI WorldCom. Immediately prior to joining CapRock, Mr. Cyr was Senior Vice President of MCI WorldCom's Intelligent Network Architecture and Development Organization. He previously held several senior management positions in the engineering, wireless, local, network operations and data services departments of MCI WorldCom and was President, Chief Executive Officer and co-founder of Unisite, Inc.

     On January 26, 2000, T. George Hess, a 31-year telecommunications veteran, joined CapRock as Senior Vice President of Network Services overseeing operations, customer service and provisioning. Prior to joining CapRock, Mr. Hess was Assistant Vice President of Operations and Service Delivery for GTE Internetworking, a division of GTE providing Internet services to large and medium-sized corporations. Prior to joining GTE, Mr. Hess was a Senior Vice President at MFS Communications Company, Inc. and a Vice President at Sprint Corp.

     On February 2, 2000, Kenneth L. Monblatt, who has ten years of experience in the telecommunications industry, joined CapRock as Senior Vice President and Chief Information Officer, after serving in the same position at PageNet. Previously, Mr. Monblatt established PrimeCo Personal Communication's Information Technology department and served as its departmental director.

     On February 21, 2000, we announced the promotion of Claude A. Robertson to Senior Vice President of Carrier Sales. Mr. Robertson joined us in February 1998. Before joining CapRock, Mr. Robertson had been a City Vice President at MFS WorldCom, Inc. in Denver and a Senior Account Executive at MFS Communications.

                                  THE OFFERING

Series A convertible
redeemable preferred stock
  offered by us............  2,500,000 shares

Over-allotment option......  We have granted the underwriters an option to purchase up to 375,000 additional shares of Series A convertible preferred stock to cover over-allotments.

Dividends..................  Holders of Series A convertible preferred stock will be entitled to receive cumulative dividends at
                             an annual rate of   % of the liquidation preference
                             payable quarterly on each February 15, May 15, August 15 and November 15 commencing on August 15, 2000. Dividends will accrue from the date of the original issuance of the Series A convertible preferred stock. Any dividend on the Series A convertible preferred stock shall be, at our option, payable in cash or through the issuance of shares of our Common Stock or a combination thereof.

                             For the foreseeable future, we intend to pay these dividends solely in shares of Common Stock. If, in the future, we were to consider paying cash dividends on the Series A convertible preferred stock we would have to comply with the restrictions contained in our debt indentures. See "Description of the Series A Convertible Preferred Stock -- Dividends."

Conversion into Common
Stock......................  Series A convertible preferred stock is convertible at the option of its holder, unless previously redeemed, at any time after the issue date, into shares of our Common Stock at a conversion rate of
                                  shares of Common Stock for each share of
                             Series A convertible preferred stock, representing
                             a Conversion Price of $     per share of Common
                             Stock, subject to adjustment in certain events including some changes of control which will allow the holders to receive additional compensation based upon the present value of dividends that would have been payable on the Series A convertible
                             preferred stock through             , 2003. On or
                             after             , 2003, we may cause the
                             conversion rights on the Series A convertible preferred stock to expire if the trading price of our Common Stock equals or exceeds 140% of the Conversion Price for a specific trading period. The right to convert shares that have been called for redemption will terminate on the close of business immediately preceding the redemption date. See "Description of the Series A Convertible Preferred Stock -- Expiration of Conversion Rights."

Liquidation preference.....  $50 per share. See "Description of the Series A
                             Convertible Preferred Stock -- Liquidation
                             Preference."

Redemption.................  We are required to redeem the Series A convertible
                             preferred stock on             , 2012, at a
                             redemption price equal to the liquidation
                             preference plus accumulated and unpaid dividends, if any, whether or not declared to the date of
                             redemption. On or after             , 2002, but
                             before             , 2003, if the closing price of
                             our Common Stock equals or exceeds 150% of the Conversion Price for a specified trading period, we may redeem the Series A convertible preferred stock for cash, shares of our Common Stock or both
                             at a redemption price of   % of the liquidation
                             preference, plus accumulated and unpaid dividends, if any, whether or not declared, to the redemption date. In addition to the payments in the previous sentence, holders will receive a payment equal to the present value of the dividends that would have been payable on the Series A convertible preferred
                             stock from the redemption date to             ,
                             2003. See "Description of the Series A Convertible Preferred Stock -- Redemption."

Voting rights..............  Except as required by law or as specified in the certificate of designations, the holders of the Series A convertible preferred stock will not be entitled to any voting rights.

                             If:

                             - payments of dividends on the Series A convertible
                               preferred stock are in arrears and unpaid for an aggregate of six or more quarterly dividend payments;

                             - the Series A convertible preferred stock is not
                               redeemed as required on             , 2012; or

                             - the Series A convertible preferred stock is not
                               repurchased or converted as required following a Change of Control;

                             then, the holders of the Series A convertible preferred stock, together with holders of other series of preferred stock having similar rights, if any, will be entitled to elect the lesser of two directors to our board of directors or that number of directors constituting at least 25% of our board of directors, until all dividend arrearages have been paid or the Series A convertible preferred stock is redeemed. See "Description of the Series A Convertible Preferred Stock -- Voting Rights."

Change of Control..........  Following a Change of Control, we must either

                             - offer to repurchase the Series A convertible
                               preferred stock at 100% of the liquidation preference plus accumulated and unpaid dividends to the date of repurchase or permit a conversion of the Series A convertible preferred stock; or

                             - adjust the conversion price.

                             Whether we are required to offer to repurchase or permit a conversion of the Series A convertible preferred stock or adjust the conversion price of the Series A convertible preferred stock following a Change of Control depends on the consideration received in connection with a Change of Control. See "Description of the Series A Convertible Preferred Stock -- Change of Control."

Change of Control put
right......................  If we become subject to a Change of Control, each holder of shares of Series A convertible preferred stock will have the right to require us to purchase any or all of the shares of that holder at a purchase price in cash equal to 100% of the liquidation preference, plus accumulated and unpaid dividends to the date of purchase. This right of holders will be subject to our obligation to repay a substantial portion of our indebtedness. When we have satisfied these obligations and, subject to the legal availability of funds for this purpose, we will purchase all shares tendered upon a Change of Control. We will have the option to pay for those shares in shares of our Common Stock valued at 95% of the average closing sale price of our Common Stock for any five trading days during the ten trading days immediately preceding the Change of Control.

Ranking....................  The Series A convertible preferred stock will rank, with respect to dividends and upon liquidation, dissolution or winding-up:

                             - junior to all our existing and future debt
                               obligations including our 1998 Senior Notes and our 1999 Senior Notes;

                             - junior to each class of capital stock or series
                               of preferred stock, the terms of which expressly provide that it ranks senior to the Series A convertible preferred stock;

                             - on a parity with each other class of capital
                               stock or series of preferred stock, the terms of which expressly provide that it ranks on a parity with the Series A convertible preferred stock; and

                             - senior to all classes of our Common Stock and
                               each other class of capital stock or series of preferred stock, the terms of which do not expressly provide that it ranks senior to or on a parity with the Series A convertible preferred stock.

                             See "Description of the Series A Convertible
                             Preferred Stock -- Ranking."

Use of proceeds............  The net proceeds received by CapRock from this offering (after deducting the underwriting discounts and commissions and estimated offering expenses) will be approximately $121 million. We intend to use these net proceeds to fund the development and growth of our communications networks and business, working capital and general corporate purposes.

Trading....................  Our Common Stock currently trades on the Nasdaq
                             Stock Market's National Market under the symbol "CPRK." We have not applied and do not intend to apply for the listing of the Series A convertible preferred stock on any securities exchange.

Concurrent offering........  Concurrently with this offering, and by a separate prospectus supplement, we are offering to sell 5,000,000 shares of Common Stock. The completion of this offering and the concurrent offering are not dependent on one another.

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors relating to our business and an investment in our Series A convertible preferred stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth financial data as of and for the years ended December 31, 1997, 1998 and 1999. The business combination among our predecessor companies was completed on August 26, 1998 and was accounted for as a pooling of interests. Accordingly, the Consolidated Financial Statements include our three predecessor companies (CapRock Telecommunications, CapRock Fiber and IWL Communications) as though these entities were always a part of CapRock.

     In May 1998, IWL Communications changed its fiscal year end to coincide with the fiscal years of CapRock, CapRock Telecommunications and CapRock Fiber. This resulted in an adjustment to retained earnings of approximately $260,000 in the Consolidated Statement of Stockholders' Equity and Comprehensive Income in 1997. IWL Communications' cash flow for this period was added to the 1997 beginning balance in the Consolidated Statement of Cash Flows.

                                                       AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------
                                                         1997            1998            1999
                                                       ---------      ----------      ----------
                                                                    (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues.............................................  $ 75,349       $ 121,774       $ 192,623
Cost of services.....................................    52,471          83,221         115,676
                                                       --------       ---------       ---------
          Gross profit...............................    22,878          38,553          76,947
Operating expenses:
  Selling, general and administrative................    14,074          23,528          56,535
  Merger related expenses............................        --           2,313              --
  Depreciation and amortization......................     3,346           4,887           9,698
                                                       --------       ---------       ---------
          Total operating expenses...................    17,420          30,728          66,233
                                                       --------       ---------       ---------
Operating income (loss)..............................     5,458           7,825          10,714
Interest expense, net................................    (1,603)         (6,441)        (17,861)
Other income.........................................       220             106           1,526
                                                       --------       ---------       ---------
Income (loss) before income taxes....................     4,075           1,490          (5,621)
Income tax expense (benefit).........................     1,513           1,267          (2,080)
                                                       --------       ---------       ---------
          Net income (loss)..........................  $  2,562       $     223       $  (3,541)
                                                       ========       =========       =========
OPERATING DATA:
EBITDA(a)............................................  $  8,804       $  15,025       $  20,412
Cash flows provided by (used in) operations..........     4,112           7,125         (13,302)
Cash flows used in investing activities..............   (12,987)       (134,350)       (264,623)
Cash flows provided by financing activities..........    12,114         123,990         283,338
Capital expenditures.................................   (13,631)        (36,855)       (201,289)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities.....  $  3,520       $  97,314       $ 188,328
Property, plant and equipment, net...................    27,341          59,607         228,601
Total assets.........................................    49,389         191,966         548,835
Long-term debt and capital lease obligations.........    21,062         145,187         347,502
Stockholders' equity.................................    14,086          16,062          96,030

                                                       AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------
                                                         1997            1998            1999
                                                       ---------      ----------      ----------
OTHER OPERATIONAL DATA (UNAUDITED):
Markets served.......................................        --               6              10
Number of voice switches deployed....................         2               6              11
Number of data switches deployed.....................        --              --              13
Central office collocations..........................        --              --              31
Route miles constructed..............................       245             800           3,000
Fiber miles constructed, net of sales(b).............    11,760          60,744          92,485
Total planned route miles............................       245           4,300           7,500
Total planned fiber miles, net of sales(b)...........    11,760         396,744         478,741
Lines sold...........................................        --           5,736          61,067
Lines installed......................................        --           5,736          40,422
Sales force employees................................        32              75             200
Total employees......................................       196             360             720

---------------

(a) EBITDA consists of earnings before interest, income taxes, depreciation and amortization and merger related expenses. EBITDA is a measure commonly used in the communications industry to analyze companies on the basis of operating performance. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as a measure of performance nor as an alternative to cash flow as a measure of liquidity.

(b) Fiber miles are shown net of fiber sold to customers through indefeasible right to use agreements (IRUs).

                                  RISK FACTORS

     You should carefully consider the following risk factors and warnings before making a decision to invest in our Series A convertible preferred stock. The risks described below are not the only ones facing our company. Additional risks that we do not yet know of, or that we currently think are immaterial, may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, you may lose all or part of your investment. You should also refer to the other information shown in this prospectus supplement, including our consolidated financial statements and the related notes.

IT IS DIFFICULT TO PREDICT OUR FUTURE OPERATING RESULTS FROM OUR PREVIOUS PERFORMANCE SINCE OUR BUSINESS MODEL IS STILL EVOLVING AND WE HAVE A LIMITED OPERATING HISTORY

     Our limited operating history makes predicting future results difficult. Because some of our services are new and our business model is still evolving, we cannot be sure customers will buy our services. In addition, we may realign our operations into different service areas to support our expanding geographic markets or make other changes which could increase the cost of providing our services.

WE MAY BE UNABLE TO MANAGE OUR RAPID GROWTH

     Our company has experienced significant growth in recent years, which has increased the level of responsibility placed on our management personnel. We intend to continue growing so that we can pursue existing and potential market opportunities. This continued growth will place a significant strain on our management, as well as our financial and other resources. In order to manage our growth effectively, we must continue to implement and improve our operational systems, internal procedures, accounts receivable management and financial and operational controls. If we fail to implement these systems, our business, financial condition and results of operations will be materially adversely affected. As we continue to grow, it is important that our management information systems provide adequate, accurate and timely financial information so management can make effective and timely business decisions. If our current management information systems fail, or if we fail to hire and retain qualified sales, marketing, administrative, operating and technical personnel, our business operations may be adversely affected. Although we believe we are properly anticipating our needs, we cannot assure you that we will be able to properly manage our rapid growth.

WE WILL REQUIRE ADDITIONAL CAPITAL TO EXPAND OUR BUSINESS AND INCREASE REVENUE

     We estimate that our total capital requirements will be approximately $485 million for 2000 and approximately $285 million for 2001. We believe that the estimated net proceeds from this offering, together with our cash, cash equivalents and marketable securities, cash flow from operations, and the net proceeds of approximately $191 million from our concurrent Common Stock offering and a $100 million credit facility for which we recently obtained a commitment letter will be sufficient to fund our capital expenditures and working capital requirements through at least the next 12 months. However, we cannot assure you that we will be successful in issuing the Common Stock or in obtaining the credit facility. In addition, we will require additional sources of capital to fund our capital expenditure requirements for 2001. We cannot assure you that the additional sources of capital will be available, that the anticipated sources of working capital will continue to be available, that we have anticipated all future costs, or that our expected financial resources will be sufficient to cover future expenditures. Our revenues and costs are dependent upon several factors that are not within our control, such as regulatory changes, changes in technology, and increased competition. If we are unable to obtain additional sources of capital, we may have to curtail our level of capital expenditures.

     In addition, we are likely to need additional capital after the year 2001 to finance further expansion of our fiber, voice and data networks. The actual amount and timing of future capital requirements may differ from our estimates, depending on the demand for services, regulatory, technological and competitive developments, new market developments and new opportunities. We may also require additional capital in the future, or sooner than we currently anticipate, for new business activities related to our current and planned businesses or if we decide to make acquisitions, enter into joint ventures and strategic alliances or expand into new geographic regions. Sources of additional capital may include cash flow from operations, public and private equity, debt financings, bank financings and vendor financings. If we fail to generate or raise enough capital, some or all of our current or future expansion plans may be delayed or abandoned, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

OUR SUBSTANTIAL INDEBTEDNESS COULD MAKE US UNABLE TO SERVICE INDEBTEDNESS AND MEET OUR OTHER REQUIREMENTS AND COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH

     We are highly leveraged and have a significant amount of debt outstanding. At December 31, 1999, we had approximately $347.5 million of long-term debt, net of $9.7 million of unamortized debt issuance costs, and $2.8 million in unaccreted discount, and our debt-to-equity ratio was approximately 3.6 to 1. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." This degree of leverage may have important consequences to our shareholders, such as limiting our ability to finance our future operations, to compete effectively against better capitalized companies, to be flexible in planning for and reacting to changes in our business, to withstand downturns in our business or the economy generally, and to pursue business opportunities.

     In addition to our current level of indebtedness, the terms of the indentures governing our senior notes issued in July 1998 (the "1998 Senior Notes") and May 1999 (the "1999 Senior Notes") permit us and our subsidiaries to incur substantial indebtedness in the future, which may include equipment financings. If we incur additional indebtedness, the risks we now face could increase.

     Our high level of current indebtedness could have important consequences to us and you such as:

     - Making it more difficult for us to satisfy our obligations with respect to our existing senior notes,

     - Limiting our ability to obtain additional financing to fund our growth strategy, working capital, capital expenditures, debt service requirements or other purposes,

     - Limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal payments and fund debt service requirements,

     - Limiting our ability to compete with others who are not as highly leveraged as we are,

     - Limiting our ability to react to changing market conditions, changes in our industry and economic downturns,

     - Increasing our vulnerability to general adverse economic and industry conditions, and

     - Limiting our ability to pay cash dividends on our Series A convertible preferred stock.

     Our ability to pay interest on our debt and to satisfy our other obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. If in the future we cannot generate sufficient cash from operations to make scheduled payments on our senior notes or to meet our other obligations, we will need to refinance our debt, obtain additional financing or sell assets. We cannot assure you that our business will generate cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service requirements.

THE SERIES A CONVERTIBLE PREFERRED STOCK WILL RANK JUNIOR IN RIGHT OF PAYMENT AND BE STRUCTURALLY SUBORDINATED TO ALL OUR AND OUR SUBSIDIARIES' EXISTING AND FUTURE DEBT OBLIGATIONS

     Upon our liquidation, dissolution, winding up or change of control, the Series A convertible preferred stock will rank junior in right of payment to all our existing and future debt obligations, including our 1998 Senior Notes and 1999 Senior Notes. At December 31, 1999, we had approximately $347.5 million of long-term debt, net of unamortized debt issuance costs and unaccreted discount, and approximately $101 million of current liabilities and vendor financing ranking senior to our equity interests in our operating subsidiaries. Because we are a holding company and our assets consist primarily of our equity interests in our operating subsidiaries, our obligations on the Series A convertible preferred stock will be structurally subordinated to all liabilities of our operating subsidiaries. We cannot assure you that in the event of a liquidation, dissolution, or winding up there will be sufficient assets remaining to pay amounts payable on any or all the Series A convertible preferred stock outstanding.

WE MAY NOT HAVE SUFFICIENT FUNDS TO PURCHASE ANY SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK UPON A CHANGE OF CONTROL

     If we become subject to a Change of Control, subject to limited exceptions, each holder of shares of Series A convertible preferred stock will have the right to require us to purchase all or any part of that holder's shares of Series A convertible preferred stock at a purchase price in cash equal to 100% of the liquidation preference of those shares, plus all accumulated and unpaid dividends on those shares to the date of purchase. We will have the option to pay for those shares in shares of our Common Stock valued at 95% of the average closing sale price of our Common Stock for any five trading days during the ten trading days immediately preceding the Change of Control.

     This right of holders is subject to our obligation to purchase all of our senior notes and outstanding shares of Series A convertible preferred stock that have been tendered for purchase in connection with the Change of Control. In addition, this right of holders is subject to the repurchase or repayment of our future indebtedness which we are required to repurchase or repay in connection with a Change of Control.

     If we are unable to satisfy the obligations described in the paragraph above, we can either purchase shares of Series A convertible preferred stock that have been tendered to us upon a Change of Control in violation of our debt agreements and covenants in connection with the senior notes and Series A convertible preferred stock or choose not to purchase any shares of Series A convertible preferred stock. We cannot assure you that we will have sufficient funds available at the time of a Change of Control to meet those obligations.

LIMITATIONS IMPOSED BY RESTRICTIVE COVENANTS COULD ALTER HOW WE CONDUCT BUSINESS, AND A DEFAULT UNDER OUR INDENTURES COULD SIGNIFICANTLY IMPACT OUR ABILITY TO REPAY OUR INDEBTEDNESS

     The indenture for the 1998 Senior Notes and the indenture for the 1999 Senior Notes impose, and we expect that the credit facility for which we have a commitment letter will impose, significant operating and financial restrictions on us and our subsidiaries. See "Description of Outstanding Material Indebtedness." These restrictions may significantly limit or prohibit us from engaging in certain transactions, including the following:

     - Incurring additional indebtedness,

     - Making investments,

     - Issuing or selling capital stock of certain of our subsidiaries,

     - Paying dividends or making other distributions to our shareholders,

     - Limiting the ability of subsidiaries to guaranty indebtedness,

     - Engaging in transactions with affiliates,

     - Creating certain liens on our assets,

     - Entering into sale-leaseback transactions, and

     - Engaging in certain mergers or consolidations.

     These restrictions could limit our ability to obtain future financing, make needed capital expenditures, withstand a future downturn in our business or in the economy or otherwise conduct necessary corporate activities.

     Our failure to comply with the restrictions in the indentures and any senior credit facilities that we have in place from time to time could lead to a default under the terms of those agreements. We expect that the credit facility will also require us to maintain specified financial ratios and satisfy certain financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet such tests. In the event of a default under any of our senior credit facilities, the applicable lenders could terminate their commitments to lend money to us or accelerate the loans and declare all amounts borrowed due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occurs, we cannot assure you that we would be able to make the necessary payments to the lenders or be able to find alternate financing and our failure to do so would have a material adverse effect on our business, financial condition, results of operations and cash flow. Even if we could obtain alternate financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

OUR SUCCESS DEPENDS ON THE EFFECTIVENESS OF OUR MANAGEMENT; WE HAVE A NEW PRESIDENT AND CHIEF OPERATING OFFICER AND WE HAVE RECENTLY MADE OTHER CHANGES TO OUR MANAGEMENT TEAM

     We believe that our success largely depends on the continued involvement and management of our executive management team and our ability to hire additional qualified personnel. The competition for qualified managers and employees in the communications industry is intense. Accordingly, we cannot assure you that we will be able to retain these key employees or that we will be able to attract or retain skilled personnel in the future. The loss of the services of any of these people could have a material adverse effect on our business, financial condition, results of operations and cash flow.

     We recently hired Leo J. Cyr as our president and chief operating officer, as well as other new members of our senior management team. See "Management." We cannot assure you that our new senior officers will be effective in managing our company or will successfully work with our existing management team.

WE CANNOT ASSURE YOU THAT WE WILL SUCCESSFULLY COMPLETE THE CONSTRUCTION OF OUR NETWORKS

     Meeting our business objectives, which include offering local, domestic and international long distance, DSL, Internet and other types of communications services, will largely depend on our ability to complete and efficiently utilize our networks. We must also achieve substantial traffic volume over the expanded networks in order to fully realize the expected cash flows, operating efficiencies and cost benefits. The successful completion of our fiber networks depends upon many factors, some of which are beyond our control, including:

     - Gaining access to sufficient capital,

     - Obtaining access to rights of way,

     - The timely granting of franchise agreements,

     - The availability of construction contractors,

     - Timing conflicts with other fiber projects which could increase contractor costs,

     - The pricing and availability of advanced fiber cable,

     - Construction delays,

     - Availability of land or building space at regeneration sites,

     - Cost overruns,

     - Performance of third parties (whether joint build partners or contractors), and

     - Other regulatory approvals.

     Although we believe that our cost estimates and build out schedule are reasonable, we cannot assure you that the actual construction costs or time required to complete the construction of our fiber network will match our estimates.

WE ARE DEPENDENT ON EFFECTIVE BILLING, CUSTOMER SERVICE AND INFORMATION SYSTEMS AND WE MAY HAVE DIFFICULTY INTEGRATING AND DEVELOPING THESE SYSTEMS

     Sophisticated operations support systems, or OSS systems, are vital to all aspects of our business. Internally developed and externally purchased information and support systems help to manage our growth and operations efficiently. As part of our business, we transfer large amounts of electronic data to and from ILECs and other local telephone companies that compete with the ILECs. We will be at a competitive disadvantage if we fail to establish electronic bonding with Southwestern Bell, U S West, GTE, BellSouth and other ILECs if our competitors successfully establish electronic bonding with those carriers. Problems in any of the above areas, delays or inaccuracies in billing, our inability to implement solutions in a timely manner, our inability to manage the transition from a manual system to an electronic bonding system, or our failure to establish or upgrade systems as necessary, could have a material adverse impact on our ability to reach our objectives and on our business, financial condition, results of operations and cash flow. See "Business -- Sales and Customer Support."

IF WE DO NOT INTERCONNECT ON FAVORABLE TERMS WITH OUR PRIMARY COMPETITORS, THE ILECS, OUR BUSINESS WILL BE ADVERSELY AFFECTED

     In addition to providing local service utilizing total service resale provided by the ILECs, we intend to significantly expand our use of unbundled network elements. Unbundled network elements constitute the components of the services customers purchase from ILECs. We expect the resale of unbundled network elements and services of ILECs to play an important part in our local service business strategy. Although the ILECs are required under the Telecommunications Act of 1996 (the "1996 Telecommunications Act") to unbundle and make available elements of their network and permit us to purchase only the origination and termination services that we need, thereby decreasing our operating expenses, such unbundling may not be done as quickly as we require, will depend upon our ability to collocate our equipment with the ILECs and may be priced higher than we expect. This is important because we rely on the facilities of these other carriers to connect to our high capacity digital switches so that we can provide services to our customers. Our ability to obtain interconnection, collocation and resale agreements on favorable terms, and the time and expense involved in negotiating them, can be adversely affected by legal developments, among other things.

     Although the 1996 Telecommunications Act requires the ILECs to allow such resale, we cannot guarantee either:

          (1) that the 1996 Telecommunications Act, certain provisions of which ILECs have challenged in federal court, will be implemented on a timely basis and on favorable terms, including specifically that the rules governing which elements ILECs must provide and the cost methodology for providing these elements, which are currently under Federal Communications Commission ("FCC") and judicial review, will be upheld,

          (2) that we can successfully negotiate with ILECs the necessary collocation, interconnection and resale agreements, particularly those agreements that govern the purchase of the unbundled network elements, or

          (3) that the ILECs will timely and accurately process our orders for customers switching to our services and for the maintenance of unbundled network elements to assure uninterrupted service.

     A recent Supreme Court decision vacated a FCC rule determining which network elements the ILECs must provide to competitors on an unbundled basis. On November 5, 1999, the FCC released an order revising its unbundled network element rules to conform to the Supreme Court's interpretation of the law, and reaffirmed the availability of the basic network elements, such as loops and dedicated transport. This order is subject to further agency reconsideration and/or court review. Any substantial limitation on our ability to secure reasonable and timely access to ILEC services and unbundled network elements, to obtain agreements on as favorable terms as our competitors, or difficulties obtaining ILEC cooperation in migrating our local service customers from ILEC facilities to our facilities could have a material adverse effect on our business, financial condition, results of operations and cash flow. See "Regulation and Licenses."

OUR PRINCIPAL COMPETITORS FOR LOCAL SERVICES, THE ILECS, AND POTENTIAL ADDITIONAL COMPETITORS HAVE ADVANTAGES THAT MAY ADVERSELY AFFECT OUR ABILITY TO COMPETE WITH THEM

     The communications services industry is highly competitive, rapidly evolving and subject to constant technological change. In particular, numerous companies offer long distance, local, Internet, data and bandwidth services, and we expect competition to increase in the future. We believe that existing competitors will likely continue to expand their service offerings to appeal to our existing or potential customers. Many of our existing competitors, including the ILECs, have greater financial, personnel, brand and name recognition and other resources. Moreover, we expect that new competitors will enter the communications market, and that some of these new competitors may offer similar services to those offered by us. In particular, we believe that the ILECs in our region may have already begun or may soon begin to offer long distance services. In addition, the regulatory environment in which we operate is undergoing significant change. As this regulatory environment evolves, changes may occur that could create greater or unique competitive advantages for our current or potential competitors, or could make it easier for other new entrants to provide services. Other providers currently offer one or more of each of the services we offer, and many communications companies operate generally in the same long distance, local, Internet, data and bandwidth service submarkets as we do. As a service provider in the long distance communications industry, we compete with several well established providers, as well as many other long distance providers with less significant market share. We cannot assure you that we will be able to compete effectively with other providers in our region. See
"Business -- Competition."

OUR FUTURE SUCCESS WILL DEPEND ON GROWTH IN THE DEMAND FOR INTERNET ACCESS AND HIGH-SPEED DATA SERVICES, INCLUDING DSL

     If the markets for the services we offer, including Internet access and high-speed data services, fail to develop, grow more slowly than anticipated or become saturated with competitors, we may not be able to achieve our projected revenues. The markets for business Internet and high-speed data services, including DSL, are in the early stages of development. Demand for Internet services is highly uncertain and depends on a number of factors, including the growth in consumer and business use of new interactive technologies, the development of technologies that facilitate interactive communication between organizations and targeted audiences, security concerns and increases in data transport capacity.

     In addition, the market for high-speed data transmission via DSL technology is relatively new and evolving. Various providers of high-speed digital services are testing products from several suppliers for various applications, and no industry standard has been broadly adopted. Critical issues concerning commercial use of DSL for Internet and high-speed data access, including security, reliability, ease of use and cost and quality of service, remain unresolved and may impact the growth of these services.

     If the market for our Internet access and DSL services fails to develop, grows more slowly than anticipated or becomes saturated with competitors, these events could materially adversely affect our business, financial condition and results of operations. We cannot accurately predict the rate at which this market will grow, if at all, or whether new or increased competition will result in market saturation.

THE QUALITY AND CONDITION OF AVAILABLE COPPER TELEPHONE LINES MAY IMPAIR OUR ABILITY TO PROVIDE DSL SERVICES

     We significantly depend on the quality and maintenance of the copper telephone lines we obtain from ILECs to provide DSL services. We may not be able to obtain the copper telephone lines and the services we require on a timely basis or at quality levels, prices, terms and conditions satisfactory to us. ILECs may not maintain the lines in a manner satisfactory to us. In the event that the prices, quality or condition of an ILEC's lines or services are not acceptable, we may incur expenses which we cannot recover or suffer damage to our reputation.

OUR DSL SERVICES MAY INTERFERE WITH OR BE AFFECTED BY OTHER TRANSPORT
TECHNOLOGIES

     All transport technologies using copper telephone lines have the potential to interfere with, or to be interfered with by, other traffic on adjacent copper telephone lines. Such interference could degrade the performance of our services and make us unable to provide service on selected lines. Interference, or claims of interference, if widespread, would adversely affect our speed of deployment, reputation, brand image, service quality and customer loyalty and satisfaction. In addition, ILECs may claim that the potential for interference by DSL technology permits them to restrict or delay our deployment of DSL services. The telecommunications industry and regulatory agencies are still developing procedures to resolve interference issues between competitive local exchange carriers ("CLECs") and ILECs, and these procedures may not be effective. We may be unable to successfully negotiate interference resolution procedures with ILECs. Failure to do so could have a material adverse effect on our business, financial condition, results of operations and cash flow.

OUR SERVICES MAY NOT ACHIEVE SUFFICIENT MARKET ACCEPTANCE TO BECOME PROFITABLE

     To be successful, we must develop and market services that are widely accepted by businesses at profitable prices. Our success will depend upon the willingness of our target customers to accept us as an alternative provider of local, long distance, high-speed data and Internet services. Although we are in the process of rolling out high-speed data and Internet services and developing additional products and services, we might not be able to provide the range of communication services our target business customers need or desire. In addition, the lack of willingness by e-commerce providers to accept us as a marketing, sales and distribution partner would have a negative impact on our ability to deliver additional products and services to our target customers.

OUR FAILURE TO ACHIEVE OR SUSTAIN MARKET ACCEPTANCE AT DESIRED PRICING LEVELS COULD IMPAIR OUR ABILITY TO ACHIEVE PROFITABILITY OR POSITIVE CASH FLOW

     Prices for data communication services have fallen historically, a trend we expect will continue. We expect that prices for fiber, bandwidth, data, local, long distance and Internet services will decline over the next several years due primarily to the following:

     - Price competition as various network providers continue to install networks that might compete with our networks,

     - Technological advances that permit substantial increases in the transmission capacity of both new and existing fiber, and

     - Strategic alliances or similar transactions, such as long distance capacity purchasing alliances among regional Bell operating companies ("RBOCs"), that increase the parties' purchasing power.

     Accordingly, we cannot predict to what extent we may need to reduce our prices to remain competitive or whether we will be able to sustain future pricing levels as our competitors introduce competing services or similar services at lower prices. Our ability to meet price competition may depend on our ability to operate at costs equal to or lower than our competitors or potential competitors. There is a risk that competitors, perceiving us to lack capital resources, may undercut our rates or increase their services or take other actions in an effort to force us out of business. Our failure to achieve or sustain market acceptance at desired pricing levels could impair our ability to achieve profitability or positive cash flow. In addition, we cannot assure you that we will be able to achieve increased traffic volumes at acceptable prices and volumes to support our expanded network. Our business, financial condition, results of operations and cash flow could be adversely affected if we are unable to successfully market the capacity of our network or adequately utilize our network capacity for internal traffic.

OUR NEED TO COMPLY WITH EXTENSIVE GOVERNMENTAL REGULATION CAN INCREASE OUR COSTS AND SLOW OUR GROWTH

     Significant regulations imposed at the international, federal, state and local levels govern the provision of telecommunications services and affect our business and our existing and potential competitors. Delays in receiving required regulatory approvals, the enactment of new and adverse legislation, regulations or regulatory requirements or the application of existing laws and regulations to certain services may have a material adverse effect on our business, financial condition, results of operations and cash flow. In addition, future legislative, judicial and regulatory agency actions could alter competitive conditions in the markets in which we intend to operate, in ways not necessarily to our advantage. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Competition" and "Regulation and Licenses."

DEREGULATION OF THE TELECOMMUNICATIONS INDUSTRY INVOLVES UNCERTAINTIES, AND THE RESOLUTION OF THESE UNCERTAINTIES COULD ADVERSELY AFFECT OUR BUSINESS

     The 1996 Telecommunications Act provides for a significant deregulation of the domestic telecommunications industry, including the local exchange, long distance and cable television industries. Certain pertinent provisions of the 1996 Telecommunications Act remain subject to judicial review and additional FCC rulemaking, and thus it is difficult to predict what effect the legislation will have on us and our operations. There are currently many regulatory and court actions underway and being contemplated by federal and state authorities regarding interconnection pricing and other issues that could result in significant changes to the business conditions in the telecommunications industry. We cannot assure you that these changes will not have a material adverse effect upon us. See "Regulation and Licenses."

DELAYS BY THE ILECS IN CONNECTING OUR CUSTOMERS TO OUR NETWORK COULD RESULT IN CUSTOMER DISSATISFACTION AND LOSS OF BUSINESS

     We rely on the timeliness of ILECs and CLECs in processing our orders for customers switching to our service and in maintaining the customer's standard telephone lines to assure uninterrupted service. Delays by the ILECs in processing orders for customers switching to our service and in connecting our customers to our network could result in customer dissatisfaction and loss of business. The ILECs have had little experience leasing standard telephone lines to other companies. Therefore, the ILECs might not be able to continue to provide and maintain leased standard telephone lines in a prompt and efficient manner as the number of standard telephone lines requested by competitive carriers increases. Their inability to do so could have a material adverse effect on our business, financial condition, results of operations and cash flow.

OUR RELIANCE ON A LIMITED NUMBER OF EQUIPMENT SUPPLIERS COULD RESULT IN ADDITIONAL EXPENSES OR DELAYS IN OUR EXPANSION

     We currently rely and expect to continue to rely on a limited number of third-party suppliers to manufacture the equipment we require to provide our services, including our DSL services. If our suppliers enter into competition with us, or if our competitors enter into exclusive or restrictive arrangements with our suppliers, it may materially and adversely affect the availability and pricing of the equipment we purchase. Our reliance on third-party vendors involves a number of additional risks, including the absence of guaranteed supply and reduced control over delivery schedules, quality assurance, production yields and costs.

     We cannot assure you that our vendors will be able to meet our needs in a satisfactory and timely manner in the future or that we will be able to obtain alternative vendors when and if needed. It could take a significant period of time to establish relationships with alternative suppliers for critical technologies and to introduce substitute technologies into our network. As a result, the use of alternative vendors could delay our expansion plans. In addition, if we change vendors, we may need to replace all or a portion of the equipment, including the DSL equipment, deployed within our network at significant expense in terms of equipment costs and loss of revenues in the interim.

DEPENDENCE ON OTHER CARRIERS AND THE REGULATION OF ACCESS CHARGES INVOLVES UNCERTAINTIES, AND THE RESOLUTION OF THESE UNCERTAINTIES COULD ADVERSELY AFFECT OUR BUSINESS

     Our ability to provide long distance services to certain domestic and international locations, especially those not on our network, depends on agreements with many other carriers. The transmission rates under some of these agreements are lower than the rates we would be charged for terminating traffic directly with the ILEC at tariffed rates. If we lost access to the services we receive under these contracts, if the carriers providing these services raise their rates or if the services we receive suffer a reduction in quality, it could have a material adverse effect on our business, financial condition, results of operations and cash flow.

     We are dependent on our agreements with the ILECs operating in our existing and targeted markets. These interconnection agreements specify how we connect our networks with the networks of the ILEC in each of our markets. Federal telecommunications legislation and FCC rules require ILECs to provide access to their networks through interconnection agreements and to offer unbundled elements of their networks and retail services at prescribed rates to other telecommunications carriers. Failure to negotiate necessary interconnection agreements or renew existing interconnection agreements on favorable terms could have a material adverse effect on our business. The pace at which we are able to add new customers and services could be adversely affected if the ILECs do not provide us with necessary network elements, collocation space, intercompany network connections and the means to share information about customer accounts, service orders and repairs on a timely basis. Disputes concerning the types of equipment we may collocate could also cause delays and added expense. In addition, our ability to provide certain high-speed data services will be dependent on our obtaining space from the various ILECs for physical collocation of our equipment in the ILECs' central offices and elsewhere. In many instances the ILECs do not timely or fully comply with these requirements. Also, the rules governing which elements the ILECs must provide and the cost methodology for providing these elements are currently under FCC and judicial review.

     Interconnection agreements are subject to review and approval by various federal and state regulators. Parties to interconnection agreements may also seek modification of the interconnection agreements based on the outcome of regulatory or judicial rulings occurring after the date of such agreements. The outcome of these rulings, or any modified interconnection agreements could have a material adverse effect on us.

     To the extent we provide long distance telecommunications services, we are required to pay access charges to other local exchange carriers ("LECs") when we use the facilities of those companies to originate or terminate long distance calls. As a CLEC, we also provide access services to other long distance service providers. The interstate access charges of ILECs are subject to extensive regulation by the FCC, while those of CLECs are subject to a lesser degree of FCC regulation, but remain subject to the requirement that all charges be just, reasonable, and not unreasonably discriminatory.

     Disputes have arisen regarding the regulation of access charges and these may be resolved adversely to us. Some long distance carriers, including AT&T and Sprint, have challenged the switched access rates of CLECs and have withheld some or all payments for the switched access services that they continue to receive. Those long distance carriers have challenged CLEC switched access charges arguing that they are higher than those of the ILEC serving the same territory and are therefore unjust and unreasonable. In a specific complaint case brought by a long distance carrier, the FCC recently confirmed the obligation of a long distance carrier to pay a CLEC's tariffed rates for originating access that it received. In contrast, several states have proposed or required that CLEC access charges be limited to those charged by ILECs operating in the same area as the CLEC with respect to calls originating or terminating in such area, except where the CLEC in question can establish that its costs justify a higher access rate through a formal cost proceeding. The FCC and state commissions are currently considering the switched access rate level issue. Our switched access rates will have to be adjusted to comport with future decisions of the FCC and state commissions and these adjustments could have a material adverse effect on our business, financial condition, results of operations and cash flow.

WE MAY BE UNABLE TO ADAPT TO TECHNOLOGICAL CHANGE

     The telecommunications industry is subject to rapid and significant changes in technology, and we rely on outside vendors for the development of and access to new technology. We cannot predict the effect of technological changes on our business. We believe our future success will depend, in part, on our ability to anticipate and adapt to such changes and to offer, on a timely basis, services that meet customer demands. We cannot assure you that we will obtain access to new technology on a timely basis or on satisfactory terms. Any failure by us to obtain new technology could cause us to lose customers and market share, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

IF OUR EQUIPMENT DOES NOT PERFORM AS WE EXPECT, IT COULD DELAY OUR EXPANSION INTO NEW MARKETS AND OUR INTRODUCTION OF NEW SERVICES

     In implementing our strategy, we may use new or existing technologies to offer additional services. We also plan to use equipment manufactured by multiple vendors to offer our current and future services in each of our markets. If we cannot successfully install and integrate the technology and equipment necessary to deliver our current services and any future services within the time frame and with the cost effectiveness we currently contemplate, we could be forced to delay or abandon a portion of our expansion plans or the introduction of new services. This could also affect our ability to attract and retain customers, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

WE ARE SUBJECT TO THE RISK OF SYSTEM FAILURE AND SECURITY RISKS

     Our equipment, facilities and service operations can be adversely affected by any of the following factors: fiber cuts, fire, equipment failures, inclement weather, hurricanes, tornadoes, thunderstorms, power loss, service outages, failures or loss of satellites, human error, unauthorized intrusion, natural disasters, acts of sabotage and other similar events.

     We currently have switches in Dallas, Houston, San Antonio, McAllen and Victoria, Texas, Lafayette, Louisiana, Phoenix, Arizona and Oklahoma City, Oklahoma, as well as a managed switch in Jersey City, New Jersey. A substantial portion of our long distance voice traffic currently passes through one of our Dallas switches, and thus we rely heavily upon the operation of this Dallas switch. Any event that negatively impacts the Dallas switches could have a material adverse effect on our business, financial condition, results of operation and cash flow.

     We cannot guarantee that fire, equipment failure or other events will not disable our equipment. Loss or impairment of some or all of our key facilities could have a material adverse effect on our business, financial condition, results of operations and cash flow. Our networks and switching facilities experience periodic service interruptions and equipment failures, and the operation of our networks remain subject to international, national and regional telecommunications outages, political instability or regulatory issues from time to time. As a result, we may, from time to time, experience service interruptions or equipment failures that could have a material adverse effect on our business, financial condition, results of operations and cash flow.

     Our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Internet service provider, telecommunications carrier and corporate networks have in the past experienced, and may in the future experience, interruptions in service as a result of accidental or intentional actions of Internet users, current and former employees and others. Unauthorized access could also potentially jeopardize the security of confidential information stored in the computer systems of our customers. This might result in liability to our customers and also might deter potential customers. We intend to implement security measures that are standard within the telecommunications industry, as well as newly developed security measures. We have not done so yet and may not implement such measures in a timely manner. If and when implemented, such measures may be circumvented. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our customers, which could harm our business, financial condition, results of operations and cash flow.

WE DEPEND ON OUR MAJOR CARRIER CUSTOMERS AND JOINT BUILD PARTNERS

     Our carrier customers generally use more than one communications service provider. They can quickly switch from our services to other providers without incurring significant expense. In addition, our customer agreements generally provide that in the event of prolonged loss of service or for other good reasons, customers may terminate our service without penalty. As a result, we cannot assure you that we will be able to retain our customers. The loss or significant decrease of business from any of our largest customers would, and a corresponding reduction in the demand for our services could, have a material adverse effect on our business, financial condition, results of operations and cash flow. We also depend on our joint build partners. The joint build fiber arrangements provide several benefits, including reduction of construction costs, hiring and supervision of contractors, accelerated acquisitions of rights of way, franchises and permits, completion of construction on schedule and the freeing up of resources to focus attention on the construction of other portions of our network.

WE NEED RIGHTS OF WAY, FRANCHISES AND PERMITS TO BUILD OUR FIBER NETWORK

     We need certain rights of way, franchises and permits from railroads, utilities, state highway authorities, local governments and transit authorities to install underground conduits for our fiber network. We cannot assure you that we will be able to obtain, on a timely basis or at all, and keep all the additional rights of way, franchises and permits we need to successfully implement our business plan. If we lose or fail to maintain certain critical rights of way, franchises or permits necessary for the fiber network, there may be a material adverse effect on our business, financial condition, results of operations and cash flow.

FUTURE SALES OF OUR COMMON STOCK MAY ADVERSELY AFFECT OUR COMMON STOCK PRICE

     We believe that substantially all of the shares of Common Stock that will be outstanding after this offering, including shares being offered by us in a concurrent offering, and shares of Common Stock issuable upon the exercise of outstanding options or upon conversion of the Series A convertible preferred stock will be freely tradeable under federal securities laws following this offering, subject to some limitations. These limitations include vesting provisions in option and restricted stock agreements, restrictions in lock-up agreements with certain shareholders and volume and manner-of-sale restrictions under Rule 144. The future sale of a substantial number of shares of Common Stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the prevailing market price of our Common Stock. Since the value of our Series A convertible preferred stock will be partly based on the value of our Common Stock, the value of the Series A convertible preferred stock could be impacted as well.

OUR FORWARD-LOOKING STATEMENTS MAY MATERIALLY DIFFER FROM ACTUAL EVENTS OR
RESULTS

     This prospectus supplement contains "forward-looking statements," within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and we intend that such forward-looking statements be subject to the safe harbors created by this law. You generally can identify these statements by our use of forward-looking words such as "believes," "expects," "may," "will,"

"should" or "anticipates" or the negative or other variations of such terms or comparable terminology, or by discussion of strategy that involve risks and uncertainties. We often use these types of statements when discussing our plans and strategies, our anticipation of revenues from designated markets, and statements regarding the development of our businesses, the markets for our services and products, our anticipated capital expenditures, operations support systems or changes in regulatory requirements and other statements contained in this prospectus supplement regarding matters that are not historical facts. We caution you that these forward-looking statements are only predictions and estimates regarding future events and circumstances. We cannot assure you that we will achieve the future results reflected in these statements.

WE MAY INCUR LIABILITY AS AN INTERNET SERVICE PROVIDER

     We are an Internet service provider, or an ISP. The law governing the liability of on-line service providers and Internet access providers for participating in the hosting or transmission of objectionable materials or information currently remains unsettled. Under the 1996 Telecommunications Act, courts can impose civil and criminal penalties for the use of interactive computer services for the transmission of certain indecent or obscene communications. The United States Supreme Court in 1997 held this provision unconstitutional as it relates to indecent, but not obscene, communications. Also, some states have adopted or may adopt in the future similar requirements. The constitutionality of such state requirements remains unsettled at this time. In addition, several private parties have filed lawsuits seeking to hold ISPs accountable for information that they transmit, such as libelous material and copyrighted material. We cannot predict the outcome of this litigation or the potential for the imposition of liability on ISPs for information that they host, distribute or transport. These suits and other regulations could materially change the way ISPs must conduct business and could impact our determination to expand or continue this business. To the extent that we become parties to future litigation, such litigation could have a material adverse effect on our business, financial condition, results of operations and cash flow.

OTHER COMPANIES HAVE NAMES SIMILAR TO OURS

     Even though we have registered the mark "CapRock Communications" in the United States, other companies in many different industries, particularly in West Texas (where the name is commonly used), have preexisting rights to the name "Caprock" within defined territories. One specific company may have the right to use the name for telecommunications services within an established area. If any of these other companies is successful with its claims to our name, we may be required to either obtain a license from them for the use of the name "CapRock," or be required to change our name within certain defined territories. Either result would cause us to incur additional expenses. If we are required to change our name, we may lose the goodwill associated with the CapRock name.

OUR COMMON STOCK PRICE CONSTANTLY CHANGES

     A public market for our Common Stock has existed since August 27, 1998 on the Nasdaq Stock Market's National Market, under the ticker symbol "CPRK." The price for our stock on that trading market constantly changes. We expect that the market price of our Common Stock will continue to change. The fluctuation in our stock price is caused by a number of factors, some of which are beyond our control, including:

     - Quarterly variations in operating results,

     - Changes in financial estimates by securities analysts,

     - Changes in market valuations of information technology service and telecommunications companies,

     - Announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures, or capital commitments,

     - The loss or acquisition of major customers,

     - Additions or departures of key personnel, and

     - Sales of Common Stock.

     In addition, the stock market in recent years has experienced broad price and volume fluctuations that have often been unrelated to the operating performance of companies, particularly telecommunications and technology companies. These broad market fluctuations also may adversely affect the market price of our Common Stock. Since the value of our Series A convertible preferred stock will be partly based on the value of our Common Stock, the value of our Series A convertible preferred stock could be impacted as well.

THERE IS NO PUBLIC MARKET FOR OUR SERIES A CONVERTIBLE PREFERRED STOCK, AND NO SUCH MARKET MAY DEVELOP

     There is no public market for our Series A convertible preferred stock, nor do we intend to list it on any exchange. It is possible that an active trading market will not develop or may be discontinued and you may be unable to transfer the shares of Series A convertible preferred stock.

OUR OFFICERS AND DIRECTORS OWN ENOUGH SHARES TO CONTROL CAPROCK

     After the completion of our concurrent Common Stock offering, our officers and directors together will beneficially own approximately 41.4% of the outstanding shares of our Common Stock. As a result, they will be able to exercise control over matters requiring shareholder approval, including the election of directors, the approval of mergers, consolidations and sales of all or substantially all of our assets. This may prevent or discourage tender offers for our Common Stock.

COMMUNICATIONS LAWS AND STATE CORPORATE LAWS MAY MAKE IT HARDER FOR SOMEONE TO ACQUIRE CONTROL OF CAPROCK

     In most instances, before we transfer control or assign any of our intrastate certification authorities, international authority or FCC licenses and authorizations we need regulatory approval by the FCC and various state regulatory agencies. Certain communications laws also impose limits on foreign ownership of certain domestic carriers. In addition, our Articles of Incorporation provide that Article 13.03 of the Texas Business Corporation Act, which limits statutory takeovers, does not apply to us. Any of these factors could have the effect of delaying, deferring or preventing a change in control of CapRock. See "Regulation and Licenses."

IF WE BECOME SUBJECT TO THE INVESTMENT COMPANY ACT, IT COULD ADVERSELY AFFECT OUR FINANCING ACTIVITIES AND FINANCIAL RESULTS

     We currently have substantial short-term investments, pending the deployment of our capital in the pursuit of building our business and these will increase if we complete this offering and the concurrent offering of our Common Stock. This may result in CapRock being treated as an "investment company" under the Investment Company Act of 1940 (the "Investment Company Act"). This statute requires the registration of, and imposes various substantive restrictions on, certain companies that are, or hold themselves out as being, engaged primarily, or propose to engage primarily in, the business of investing, reinvesting or trading in securities, or that fail certain statistical tests regarding composition of assets and sources of income and are not primarily engaged in businesses other than investing, reinvesting, owning, holding or trading securities. We believe that we are primarily engaged in a business other than investing, reinvesting, owning, holding or trading securities and, therefore, are not an investment company within the meaning of this statute. If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure, management, operations, transactions with affiliated persons and other matters. To avoid having to register as an investment company, we may have to invest a portion of our liquid assets in cash and demand deposits instead of securities. Having to register as an investment company or having to invest a material portion of our liquid assets in cash and demand deposits to avoid such registration could have a material adverse effect on our business, financial condition, results of operations and cash flow.

WE MAY NOT PAY DIVIDENDS

     We do not expect to pay any cash dividends on our Common Stock in the foreseeable future. We intend to retain any earnings for use in our business. The indenture for the 1998 Senior Notes and the indenture for the 1999 Senior Notes and the terms of the Series A convertible preferred stock effectively prohibit us from paying cash dividends on our Common Stock for the foreseeable future. Dividends on the Series A convertible preferred stock are payable quarterly beginning on August 15, 2000. Currently, the senior note indentures prohibit us from paying dividends on the Series A convertible preferred stock other than dividends payable in shares of our capital stock and our future credit facilities may contain similar restrictions. We cannot assure you that our existing or future financing arrangements will permit us to pay cash dividends on the Series A convertible preferred stock when required.

OUR ABILITY TO ISSUE SENIOR PREFERRED STOCK IN THE FUTURE COULD ADVERSELY AFFECT THE RIGHTS OF HOLDERS OF SERIES A CONVERTIBLE PREFERRED STOCK AND OUR COMMON STOCK

     We are authorized to issue additional preferred stock in one or more series on terms that may be determined at the time of issuance by our board of directors. In some instances, a series of preferred stock could include voting rights, preferences as to dividends and liquidation, conversion and redemption rights that could rank senior to or on parity with the Series A convertible preferred stock, and in all instances, senior to our Common Stock. The future issuance of preferred stock could effectively diminish or supersede the dividend and liquidation preferences of the Series A convertible preferred stock and adversely affect our Common Stock.

                                USE OF PROCEEDS

     The net proceeds to CapRock from the sale of 2,500,000 shares of Series A convertible preferred stock in this offering at the assumed offering price of $50 per share are estimated to be approximately $121 million (approximately $139 million if the underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by CapRock. We intend to use the net proceeds from this offering, together with the expected proceeds from a concurrent offering of our Common Stock, to fund the development and growth of our communications networks and business, working capital and general corporate purposes. Until we use the net proceeds in this manner, we may temporarily use them to make short-term investments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     We do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will be dependent upon then existing conditions. In addition, the indentures for our 1998 Senior Notes and our 1999 Senior Notes and the terms of the Series A convertible preferred stock effectively prohibit us from paying cash dividends for the foreseeable future.

                          MARKET PRICE OF COMMON STOCK

     Our Common Stock has traded on the Nasdaq Stock Market's National Market under the symbol "CPRK" since August 27, 1998, the day after the business combination of our predecessor companies was completed. The following table sets forth, for the periods indicated, the range of high and low sales prices for our Common Stock as reported on the Nasdaq Stock Market's National Market.

                                                              PRICE RANGE OF
                                                               COMMON STOCK
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
1998:
  Third Quarter (beginning on August 27, 1998)..............  $10.00   $ 6.38
  Fourth Quarter............................................    8.75     4.75
1999:
  First Quarter.............................................   20.13     7.25
  Second Quarter............................................   41.63    18.25
  Third Quarter.............................................   40.25    22.38
  Fourth Quarter............................................   34.38    17.25
2000:
  First Quarter.............................................   58.50    29.75
  Second Quarter (through April 13, 2000)...................   49.00    34.00

     On April 13, 2000, the last reported closing sales price of the Common Stock was $40 per share. As of March 31, 2000, there were approximately 125 shareholders of record of our Common Stock.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999
(1) on an actual basis, and (2) on an as adjusted basis to give effect to our sale and issuance of 2,500,000 shares of Series A convertible preferred stock offered hereby at an assumed offering price of $50 per share, and the issuance and sale of 5,000,000 shares of our Common Stock at an assumed price of $40 per share in a concurrent offering after deducting the combined underwriting discounts and commissions and estimated offering expenses and fees totaling approximately $13.7 million. The table shown below should be read in conjunction with our Consolidated Financial Statements including the accompanying notes included elsewhere in this prospectus supplement.

                                                                DECEMBER 31, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Cash, cash equivalents and marketable securities............  $188,328    $499,678
                                                              ========    ========
Long-term debt:
  11 1/2% Senior notes, due 2009............................  $201,786    $201,786
  12% Senior notes, due 2008................................   145,716     145,716
                                                              --------    --------
          Total long-term debt, net of discount and
            unamortized debt issuance cost..................   347,502     347,502
Series A convertible redeemable preferred stock.............        --     125,000
Stockholders' equity:
  Common stock, $.01 par value; 200,000,000 shares
     authorized; 33,242,351 shares issued and outstanding,
     actual, and 38,242,351 shares issued and outstanding,
     as adjusted(a).........................................       333         383
  Additional paid-in capital................................    94,543     280,843
  Retained earnings.........................................     2,067       2,067
  Accumulated other comprehensive loss......................        (6)         (6)
  Unearned compensation.....................................      (229)       (229)
  Treasury stock, at cost...................................      (678)       (678)
                                                              --------    --------
          Total stockholders' equity........................    96,030     282,380
                                                              --------    --------
          Total capitalization..............................  $443,532    $754,882
                                                              ========    ========

---------------

(a) Excludes (1) 3,912,514 shares of Common Stock issuable upon exercise of options outstanding on December 31, 1999, with a weighted average exercise price of $14.11 per share, and (2) 1,789,430 shares available for future issuance under our employee and director stock option and equity incentive plans as of December 31, 1999. See Note 12 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth financial data as of and for the years ended December 31, 1995, 1996, 1997, 1998 and 1999. The business combination among our predecessor companies was completed on August 26, 1998 and was accounted for as a pooling of interests. Accordingly, the Consolidated Financial Statements include our three predecessor companies (CapRock Telecommunications, CapRock Fiber and IWL Communications) as though these entities were always a part of CapRock.

    In May 1998, IWL Communications changed its fiscal year end to coincide with the fiscal years of CapRock, CapRock Telecommunications and CapRock Fiber. The Consolidated Statement of Operations for the year ended December 31, 1996 combines the operating activity of IWL Communications for the year ended June 30, 1996 with the operating activity of CapRock Telecommunications and CapRock Fiber for the year ended December 31, 1996. The net income of IWL Communications in the amount of approximately $260,000 for the six month period ended December 31, 1996 was excluded from the Consolidated Statement of Operations for the year ended December 31, 1996 as a result of the non-conforming year ends for such period. This amount was included as an adjustment to retained earnings in the Consolidated Statement of Stockholders' Equity and Comprehensive Income in 1997. IWL Communications' cash flow for this period was added to the 1997 beginning balance in the Consolidated Statement of Cash Flows.

                                                                    AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------------------
                                                               1995       1996       1997       1998        1999
                                                              -------   --------   --------   ---------   ---------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues....................................................  $29,407   $ 50,970   $ 75,349   $ 121,774   $ 192,623
Cost of services............................................   21,185     39,357     52,471      83,221     115,676
                                                              -------   --------   --------   ---------   ---------
        Gross profit........................................    8,222     11,613     22,878      38,553      76,947
Operating expenses:
  Selling, general and administrative.......................    7,326      8,983     14,074      23,528      56,535
  Merger related expenses...................................       --         --         --       2,313          --
  Depreciation and amortization.............................    1,186      1,536      3,346       4,887       9,698
                                                              -------   --------   --------   ---------   ---------
        Total operating expenses............................    8,512     10,519     17,420      30,728      66,233
                                                              -------   --------   --------   ---------   ---------
Operating income (loss).....................................     (290)     1,094      5,458       7,825      10,714
Interest expense, net.......................................     (484)      (585)    (1,603)     (6,441)    (17,861)
Other income................................................      151         42        220         106       1,526
                                                              -------   --------   --------   ---------   ---------
Income (loss) before income taxes and extraordinary item....     (623)       551      4,075       1,490      (5,621)
Income tax expense (benefit)................................       48        227      1,513       1,267      (2,080)
                                                              -------   --------   --------   ---------   ---------
Income (loss) before extraordinary item.....................     (671)       324      2,562         223      (3,541)
Extraordinary item -- extinguishment of debt................      645         --         --          --          --
                                                              -------   --------   --------   ---------   ---------
        Net income (loss)...................................  $   (26)  $    324   $  2,562   $     223   $  (3,541)
                                                              =======   ========   ========   =========   =========
Pro forma net income (loss):
  Income (loss) before income taxes and extraordinary
    item....................................................  $  (623)  $    551   $  4,075   $   1,490   $  (5,621)
  Pro forma income taxes, as if CapRock Fiber were a C
    corporation.............................................     (211)       143      1,475       1,267      (2,080)
                                                              -------   --------   --------   ---------   ---------
  Income (loss) before extraordinary item...................     (412)       408      2,600         223      (3,541)
  Extraordinary item, net of taxes..........................      397         --         --          --          --
                                                              -------   --------   --------   ---------   ---------
        Pro forma net income (loss).........................  $   (15)  $    408   $  2,600   $     223   $  (3,541)
                                                              =======   ========   ========   =========   =========
Historical and pro forma income (loss) per common share:
  Income (loss) before extraordinary item...................  $ (0.02)  $   0.01   $   0.09   $    0.01   $   (0.11)
  Extraordinary item, net of tax............................     0.02         --         --          --          --
                                                              -------   --------   --------   ---------   ---------
  Basic and diluted.........................................  $    --   $   0.01   $   0.09   $    0.01   $   (0.11)
                                                              =======   ========   ========   =========   =========
Weighted average shares outstanding:
  Basic.....................................................   25,926     27,146     27,984      28,899      31,727
  Diluted...................................................   25,936     27,156     28,481      30,028      31,727
OPERATING DATA:
EBITDA(a)...................................................  $   896   $  2,630   $  8,804   $  15,025   $  20,412
Cash flows provided by (used in) operations.................      827        781      4,112       7,125     (13,302)
Cash flows used in investing activities.....................   (1,919)    (9,350)   (12,987)   (134,350)   (264,623)
Cash flows provided by financing activities.................      903      8,605     12,114     123,990     283,338
Capital expenditures........................................   (2,282)   (10,212)   (13,631)    (36,855)   (201,289)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities............  $ 1,452   $    386   $  3,520   $  97,314   $ 188,328
Property, plant and equipment, net..........................    6,705     15,901     27,341      59,607     228,601
Total assets................................................   13,198     28,522     49,389     191,966     548,835
Long-term debt and capital lease obligations................    2,443     13,254     21,062     145,187     347,502
Stockholders' equity........................................    3,552      3,886     14,086      16,062      96,030

---------------

(a) EBITDA consists of earnings before interest, income taxes, depreciation and amortization and merger related expenses. EBITDA is a measure commonly used in the communications industry to analyze companies on the basis of operating performance. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as a measure of performance nor as an alternative to cash flow as a measure of liquidity.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto contained elsewhere in this prospectus supplement. This information is not necessarily indicative of future operating results. Except for the historical information contained below, the matters discussed in this section are forward-looking statements that involve a number of risks and uncertainties, including those described in "Risk Factors." Our actual liquidity needs, capital resources and operating results may differ materially from the discussion shown below in these forward-looking statements.

OVERVIEW

     We are a leading facilities-based integrated communications service provider to small and medium-sized business and communications carrier customers in the Southwestern United States. We offer business customers an integrated bundle of communications products and services including local exchange, domestic and international long distance, enhanced voice, data, Internet and dedicated private line services. Additionally, we offer our communications-intensive business and carrier customers dark fiber, high bandwidth dedicated fiber infrastructure, terminating access for domestic and international long distance and ATM, frame relay and IP data transport services. We believe that our current and planned networks will provide our customer base the most comprehensive service alternative to the incumbent and other competitive communications service providers in our region.

     Our communications services are provided over our scalable fiber, voice and data networks which, upon completion, will connect nearly every Tier I, Tier II and Tier III market in the six-state region of Texas, Louisiana, Arkansas, Oklahoma, New Mexico and Arizona. At year-end 1999, our inter-city long-haul fiber network covered approximately 3,000 route miles, which we expect to expand to approximately 7,000 route miles by year-end 2000.

     Building and expanding our network and infrastructure has required and will continue to require us to incur significant capital expenditures, primarily consisting of the costs to build our fiber network, deploy our voice and data switches and increase the number of our central office collocations. As of December 31, 1999, we had 31 central office collocations and intend to expand that number to 200 collocations by the end of 2000. We plan to equip approximately 100 of these collocations so that we can provide DSL services on a wholesale and retail basis. These collocations enable us to provide local exchange and other services on our own network infrastructure, which significantly lowers our cost of providing these services. Additionally, we had 13 data switches as of December 31, 1999, which we expect to expand to 17 data switches by the end of 2000.

     We have strategically entered into several joint build fiber arrangements, which will significantly reduce the construction costs of our networks. To date, we have entered into joint build fiber arrangements with Enron Broadband Services, Inc. (formerly Enron Communications, Inc.), AT&T, 360networks Inc. and Pathnet. The joint build fiber arrangements provide several benefits, including reduction of construction costs, accelerated acquisition of rights of way, and the freeing up of resources to focus attention on the construction of other portions of our network. To further reduce the cost of building our network, we intend to sell excess dark fiber and retain at least 24 fiber strands for our own use.

RESULTS OF OPERATIONS

     In August 1998, we announced that we had completed a business combination transaction in which our predecessor companies combined to form our company as it exists today. The combination was accounted for as a pooling of interests. Accordingly, our consolidated results include our three predecessor companies (CapRock Telecommunications, CapRock Fiber and IWL Communications) as though these entities have always been a part of CapRock.

     To measure our progress, we classify our revenue into three categories: carriers' carrier, integrated services and systems services.

     Carriers' Carrier. Carriers' carrier revenue includes all carrier revenues generated from the sale of domestic and international long distance, from the sale of T-1 and DS-3 broadband capacity and from the sale and lease of dark fiber. The revenue generated from the international long distance represents minutes of traffic generated by U.S.-based long distance carriers terminating in foreign countries. These revenues are recognized when the services are provided. The cost of these services is based primarily on the direct costs associated with owned and leased transmission capacity and the cost of transmitting and terminating traffic on other carriers' facilities. Commissions paid to sales representatives or independent sales agents to acquire customer call traffic are expensed in the period when associated call revenues are recognized.

     Dark fiber sales are generally referred to as IRUs (indefeasible right to use). These sales are non-recurring. Revenues are recognized immediately on IRUs sold from available fiber on completed network segments and on the percentage of completion basis on IRUs sold from network segments under construction. Payment is generally received at the time of sale, or shortly thereafter, for IRUs sold on completed network segments. Payment is generally received over contractual milestones for IRUs sold from network segments under construction. In both scenarios, payments are received within one year from the time of sale. Revenue attributed to IRUs was $9.5 million in 1998 and $76.1 million in 1999. Revenue attributed to IRUs beyond 2001 is anticipated to decline as we deplete our dark fiber available for sale. We expect revenues from our new service offerings to offset this decline in our IRU revenues.

     Recent accounting pronouncements have affected the recognition of revenue associated with IRUs entered into after June 30, 1999. See "-- New Accounting Pronouncements." Accordingly, revenue from the sale of IRUs that convey title to the purchaser will be recognized as a sale either on a percentage-of-completion basis or in its entirety if the fiber build has been completed. Revenue from IRU sales that do not convey title to the purchaser will be recognized over the life of the IRU. All of our IRU sales since July 1, 1999 have conveyed title to the purchaser and, accordingly, revenue from such sales has been recognized on a percentage-of completion basis or in its entirety.

     Revenues generated from dark fiber and capacity leases are generally recognized in monthly installments over the lease term, which is generally a lease term of less than ten years.

     Integrated Services. Integrated services revenue includes all revenues generated from the sale of communications services primarily to small and medium-sized business customers. These services include local exchange, domestic and international long distance, enhanced voice, data, Internet and dedicated private line services, and soon, DSL services. We record revenues and the related cost of services at the time of customer usage.

     Our local services include revenues from local switched and enhanced services, such as caller ID and call waiting. We began offering local exchange services to our customers in 1998. We have been successful in selling our integrated services to customers and have sold 61,067 local access lines as of year-end 1999, of which 40,422 were installed lines. The remaining 20,645 local access lines were in various stages of customer provisioning at December 31, 1999. We are currently introducing initiatives to reduce the provisioning cycle time and our backlog of lines. These initiatives include, among other things, electronic bonding with the ILEC, which allows our systems to communicate with those of the ILEC on an automated basis.

     Our long distance revenue consists of both switched access and dedicated access. Switched access services include "one plus long distance," whereby a customer has selected CapRock as their long distance provider, toll free 800/888/877 service and calling cards. These services are offered for both domestic and international calling. Dedicated access service is generally for larger users with sufficient traffic volume to warrant the use of dedicated private lines that directly connect the end user to our switch. As of December 31, 1999, we had approximately 85,000 active long distance lines, including dedicated private lines.

     Revenues from integrated services are the foundation for our future growth and will expand as we increase our customer base and our product offerings to small and medium-sized business customers. Our primary competitors are the ILECs. The table below provides key operational data relating to our integrated services offering:

                                                               DECEMBER 31,
                                                              --------------
                                                              1998     1999
                                                              -----   ------
Markets served..............................................      6       10
Business customers served...................................  3,950   13,309
Sales force employees.......................................     75      200
Voice switches..............................................      6       11
ATM and frame switches......................................     --       13
Collocations completed......................................     --       31
Lines sold..................................................  5,736   61,067
Lines installed.............................................  5,736   40,422

     Due to our expanding switching platform and collocations, we anticipate that in 2000 we will have additional revenue sources from access charges and from the offering of new services, such as DSL. Access charges represent fees for connecting CapRock local service customers to their selected long distance carriers (originating access) and for delivering inbound long distance to CapRock customers (terminating access). Additionally, we believe that we will be able to offer dedicated access to our customers for voice and data services on our network through dedicated private lines and virtual private networks. These services and charges will be recognized as revenue as the services are provided.

     Systems Services. Systems services revenue includes revenues generated from the design, installation, leasing and sale of voice and data systems and products typically to offshore oil and gas industry customers in the Gulf of Mexico. Satellite and microwave transmission media are used depending on the type and location of the drilling rig involved. We also install telephone and switchboard equipment to offshore customers. These revenues are recognized as the services are provided. We will continue to provide these services to our customer base, however, as our other revenue sources continue to grow, this component of our business will become a smaller percent of revenues.

     The following table represents the various sources of revenues:

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1997       1998       1999
                                                        -------   --------   --------
                                                               (IN THOUSANDS)
Revenues:
  Carriers' carrier...................................  $41,805   $ 80,628   $141,175
  Integrated services.................................    8,640      9,516     21,870
  Systems services....................................   24,904     31,630     29,578
                                                        -------   --------   --------
          Total revenues..............................  $75,349   $121,774   $192,623
                                                        =======   ========   ========
Gross margin percent..................................       30%        32%        40%
                                                        =======   ========   ========

     The following table sets forth, for the periods indicated, our statement of operations as a percentage of our operating revenues:

                                                              FOR THE YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              1997   1998   1999
                                                              ----   ----   ----
Revenues....................................................  100%   100%   100%
Cost of services............................................   70     68     60
                                                              ---    ---    ---
          Gross profit......................................   30     32     40
Operating expenses:
  Selling, general and administrative.......................   19     19     29
  Merger related expenses...................................   --      2     --
  Depreciation and amortization.............................    4      4      5
                                                              ---    ---    ---
          Total operating expenses..........................   23     25     34
                                                              ---    ---    ---
Operating income............................................    7      7      6
Interest expense............................................   (2)    (8)   (14)
Interest income.............................................   --      2      4
Other income................................................   --     --      1
                                                              ---    ---    ---
          Income (loss) before income taxes.................    5      1     (3)
Income tax expense (benefit)................................    2      1     (1)
                                                              ---    ---    ---
          Net income (loss).................................    3%    --%    (2)%
                                                              ===    ===    ===

YEAR ENDED 1998 COMPARED TO 1999

     Revenues. Total revenues increased $70.8 million, or 58%, from $121.8 million in 1998 to $192.6 million in 1999. This increase was attributable to increases of 75% in carriers' carrier, 130% in integrated services and offset by a decrease of 6% in systems services revenue.

     Carriers' carrier revenue increased $60.6 million from $80.6 million in 1998 to $141.2 million in 1999. The 75% increase resulted primarily from the sale of IRUs and dark fiber leases. Minutes of use associated with our carrier business increased from approximately 739.9 million minutes in 1998 to 861.7 million in 1999. The average revenue per carrier minute was approximately $0.11 per minute in 1998 and $0.16 per minute in 1999. The increase in the revenue per minute is attributable to a higher percentage of international traffic terminated to countries (other than Mexico) with a higher revenue per minute rate. We anticipate that long distance competitive pressures will continue to drive down prices, but the price decline will be partially offset by increased volumes. Fiber related revenues, attributed to IRUs, increased $66.6 million from $9.5 million in 1998 to $76.1 million in 1999. We anticipate revenue for IRUs to continue at comparable levels through 2000 and decline in subsequent years. However, period-to-period fluctuations can be expected as this type of revenue is affected by the negotiation and terms of these contracts and the build out of our network. We derived approximately $42.6 million and $37.9 million or 35% and 20% of our revenue from traffic terminated to international countries in 1998 and 1999, respectively. Revenue per minute for a majority of the international countries, particularly Mexico, continues to decrease as a result of deregulation in the countries and increased competition.

     Integrated services revenue increased $12.4 million from $9.5 million in 1998 to $21.9 million in 1999. The 130% increase was attributable to growth in the number of business customers both from increased penetration in our existing markets and from the deployment of our network into new markets. Access lines sold increased from 5,736 at the end of 1998 to 61,067 at the end of 1999. Installed access lines increased from 5,736 at the end of 1998 to 40,422 at the end of 1999. Our direct sales force increased from 75 at the end of 1998 to 200 at the end of 1999. We now have sales offices in Dallas, Fort Worth, Houston, San Antonio, Austin, Corpus Christi and Victoria, Texas, Lafayette and New Orleans, Louisiana and Phoenix, Arizona. We anticipate increased revenue from integrated services as our networks are further deployed in new markets and as our sales force for this revenue segment continues to grow.

     Systems services revenue decreased $2.0 million from $31.6 million in 1998 to $29.6 million in 1999. The 6% decrease was attributable to a moderate reduction in the leasing and sale of voice and data systems and fewer projects involving the engineering and integration of telecommunications systems and sales, service and maintenance of telecommunications equipment. We anticipate systems services revenue in 2000 will remain at levels comparable to 1999.

     Cost of Services. Cost of services increased $32.5 million, or 39%, from $83.2 million in 1998 to $115.7 million in 1999. The increase in cost of services was primarily attributable to the continued growth in revenue. The eight percentage point increase in gross margin from 32% to 40% resulted primarily from lower per minute costs attributable to higher traffic over our network and the sale of dark fiber. The increase in the gross margin in 1999 was partially offset by lower margins attributable to international traffic. Gross margins may vary in future periods as a result of these and other factors.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses ("SG&A") include salaries, benefits, occupancy costs, commissions, sales and marketing expenses and administrative expenses. SG&A increased $33.0 million, or 140%, from $23.5 million in 1998 to $56.5 million in 1999. The increase resulted primarily from the additional personnel required to support our growth, advertising to increase name recognition and brand awareness and additional sales commission payments.

     We recorded merger related expenses of $2.3 million in 1998, as compared to no such costs in 1999. The merger related expenses relate to the business combination of CapRock Telecommunications, CapRock Fiber and IWL Communications, our predecessor companies. This combination was consummated on August 26, 1998. The merger related expenses consist of fees for investment bankers, attorneys, accountants, financial printing and other related charges.

     Depreciation and Amortization Expense. Depreciation and amortization expense increased $4.8 million, or 98%, from $4.9 million in 1998 to $9.7 million in 1999. This increase resulted primarily from additional fiber segments placed in service and purchases of additional equipment and other fixed assets to accommodate our growth. We expect that depreciation and amortization expense will continue to increase in subsequent periods as we continue to expand our facilities and place additional fiber segments in service.

     Interest Expense. Interest expense increased $17.8 million from $9.5 million in 1998 to $27.3 million in 1999. The increase resulted from interest expense related to our 1998 Senior Notes and our 1999 Senior Notes. See
"-- Liquidity and Capital Resources." Interest expense is anticipated to increase in 2000, as a result of a revolving credit facility that we expect to obtain. However, there can be no assurances that the revolving credit facility will occur.

     Interest Income. Interest income increased $6.4 million from $3.0 million in 1998 to $9.4 million in 1999. The increase was attributable to the interest and investment accretion associated with the marketable securities purchased with the proceeds from our 1998 Senior Notes and our 1999 Senior Notes.

     Income Tax Expense (Benefit). In 1998, we incurred income tax expense of $1.3 million compared to an income tax benefit of $2.1 million in 1999. The expense or benefit resulted from the income or loss for the respective periods. The effective tax rates for 1998 and 1999 were 85% and 37%, respectively. The effective tax rate for 1998 was higher than the effective tax rate for 1999 due to the non-deductibility of certain merger related costs.

     Net Income (Loss). Net income decreased $3.7 million from net income of $223,000 in 1998 to a net loss of $3.5 million in 1999 as a result of the factors discussed above.

YEAR ENDED 1997 COMPARED TO 1998

     Revenues. Total revenues increased $46.5 million, or 62%, from $75.3 million in 1997 to $121.8 million in 1998. The 62% increase was attributable to increases of 93% in carriers' carrier, 10% in integrated services and 27% in systems services revenue.

     Carriers' carrier revenue increased $38.8 million from $41.8 million in 1997 to $80.6 million in 1998. The 93% increase resulted primarily from the rapid growth in domestic and international switched services sold to other carriers and as a result of $9.5 million in IRUs in 1998; no such revenue from IRUs was recorded before 1998.

     Integrated services revenue increased $876,000 from $8.6 million in 1997 to $9.5 million in 1998. The 10% increase was attributable to growth in the number of business customers both from increased penetration in our existing markets and from the deployment of our network into new markets. Access lines sold and billable access lines increased from none at the end of 1997 to 5,736 at the end of 1998.

     Systems services revenue increased $6.7 million from $24.9 million in 1997 to $31.6 million in 1998. The 27% increase was attributable to growth associated with the leasing and sale of voice and data systems and projects involving the engineering and integration of telecommunications systems and sales, service and maintenance of telecommunications equipment. In 1997, system services revenue included product resale revenue of $2.9 million as compared to no product resales in 1998. The product resales to a single customer were substantially complete in May 1997 and such revenues are not expected to contribute in a material manner in future years.

     Cost of Services. Cost of services increased $30.7 million, or 58%, from $52.5 million in 1997 to $83.2 million in 1998. The increase in cost of services was primarily attributable to the continued growth in all three revenue categories. The two percentage point increase in gross margin from 30% to 32% resulted primarily from lower per minute costs attributable to higher traffic over our network and the sale of dark fiber. The increase in the gross margin in 1998 was partially offset by lower margins attributable to international traffic, which carries a lower gross margin percentage. Gross margins may vary in future periods as a result of these and other factors.

     Selling, General and Administrative Expenses. SG&A increased $9.4 million, or 67%, from $14.1 million in 1997 to $23.5 million in 1998. The increase resulted primarily from the additional personnel required to support our growth, advertising to increase name recognition and brand awareness, and additional sales commission payments.

     We recorded merger related expenses of $2.3 million in 1998, as compared to no such costs in 1997. The merger related costs relate to the business combination of CapRock Telecommunications, CapRock Fiber and IWL Communications, our predecessor companies. This combination was consummated on August 26, 1998. The merger related expenses consist of fees for investment bankers, attorneys, accountants, financial printing and other related charges.

     Depreciation and Amortization Expense. Depreciation and amortization expense increased $1.6 million, or 48%, from $3.3 million in 1997 to $4.9 million in 1998. This increase resulted primarily from purchases of additional equipment and other fixed assets to accommodate CapRock's growth. We expect that depreciation and amortization expense will continue to increase in subsequent periods as we continue to expand our facilities.

     Interest Expense. Interest expense increased $7.8 million from $1.7 million in 1997 to $9.5 million in 1998. The increase resulted from interest expense related to our 1998 Senior Notes. See "-- Liquidity and Capital Resources."

     Interest Income. Interest income increased $2.9 million from $132,000 in 1997 to $3.0 million in 1998. The increase was attributable to the interest and investment accretion associated with the marketable securities purchased with the proceeds from our 1998 Senior Notes.

     Income Taxes. Income tax expense of $1.5 million in 1997 was comparable to the income tax expense of $1.3 million in 1998. The effective tax rate was 37% in 1997 as compared to 85% in 1998. The increase in the effective tax rate was primarily attributable to certain non-deductible merger related expenses in the amount of approximately $1.8 million.

     Net Income. Net income decreased $2.3 million, or 91%, from $2.6 million in 1997 to $223,000 in 1998 as a result of the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     We had cash, cash equivalents and marketable securities of $97.3 million at December 31, 1998, as compared with $188.3 million at December 31, 1999. The increase was attributable to our debt and equity offerings completed during the second quarter of 1999. This increase was partially offset by the utilization of cash, cash equivalents and marketable securities for the build out of our fiber network and increase in corporate overhead to support our growth.

     Our cash flow provided from operating activities for 1998 was $7.1 million as compared to $13.3 million used in operating activities during 1999. The change was primarily attributable to an increase in accounts receivable and unbilled services, which increased from $19.9 million in 1998 to $116.4 million in 1999, as well as the timing of certain capital expenditure payments to vendors relating to the fiber network build out. IRU transactions typically have longer payment terms than other accounts receivable activity due to contractual milestones that must be met before payments are made. In the first quarter of 2000, we received over $50 million in payments relating to the sale of IRUs and the reimbursement of joint build costs that were recorded as accounts receivable at December 31, 1999.

     Cash used in investing activities in 1998 and 1999 was $134.4 million and $264.6 million, respectively. Capital resources used for the purchase of property, plant and equipment increased $164.4 million from $36.9 million in 1998 to $201.3 million in 1999. This increase primarily related to the purchase of telecommunications equipment and costs incurred with the build out of our fiber network. In 1998, we used $145.0 million to invest in marketable securities as compared to $283.6 million in 1999. Cash received from the sale of marketable securities was $48.0 million in 1998 and $198.0 in 1999.

     In July 1998, we issued $150 million aggregate principal amount of our 1998 Senior Notes. Interest on the 1998 Senior Notes is payable semi-annually in arrears on January 15 and July 15 of each year, which commenced January 15, 1999, at the rate of 12% per year. The net proceeds from the offering of our 1998 Senior Notes was approximately $145 million, a portion of which was used to repay all of our then-existing debt obligations, totaling $26.8 million.

     In May 1999, we sold 4,000,000 shares of our Common Stock at a price of $22.00 per share in a public offering. We received net proceeds, after deducting underwriting discounts and expenses payable by us, of approximately $81.9 million from the sale of our Common Stock.

     In May 1999, we issued $210 million aggregate principal amount of our 1999 Senior Notes. Interest on the 1999 Senior Notes is payable semi-annually in arrears on May 1 and November 1 of each year, which commenced November 1, 1999, at the rate of 11 1/2% per year. We received net proceeds from that offering, after deducting the initial purchasers' discount and estimated expenses, of approximately $201.2 million.

     The indentures governing the 1998 Senior Notes and the 1999 Senior Notes contain certain restrictive operating and financial covenants, including restrictive covenants relating to borrowing additional money, paying dividends or making other distributions to our shareholders, limiting the ability of subsidiaries to make payments to us, making certain investments, creating certain liens on our assets, selling certain assets and using the proceeds from those sales for certain purposes, entering into transactions with affiliates and engaging in certain mergers or consolidations. The 1999 Senior Notes are senior unsecured obligations and as such rank pari passu in right of payment with our existing 1998 Senior Notes and with all of our future unsecured and unsubordinated indebtedness. All of the covenants are subject to a number of important qualifications and exceptions. These covenants may adversely affect our ability to finance our future operations or capital needs or to engage in other business activities that may be in our best interests.

     The remaining proceeds from the 1998 Senior Notes, the 1999 Senior Notes and the Common Stock sold in May of 1999 have been, and will be, used to fund capital expenditures for the construction of our fiber network, switching equipment and other capital expenditures and to expand our sales offices, for potential acquisitions and for general working capital purposes. Unutilized funds have been invested in short-term, high-grade investment securities classified as available for sale.

     We recently obtained a commitment letter from The Chase Manhattan Bank for a $100 million senior secured credit facility, which is subject to the satisfaction of various conditions. The final terms and conditions of the credit facility will depend on negotiation of definitive documentation, which we expect will contain customary restrictive covenants, including financial covenants.

     We expect to require significant financing for future capital expenditure and working capital requirements. Capital will be required to, among other things, (1) fund the construction and operation of our fiber network, including the portion to be constructed through joint build arrangements with AT&T, Pathnet, 360networks Inc. and Enron Broadband Services, to approximately 7,000 route miles throughout the Southwest region by the end of 2000 and to approximately 7,500 route miles by the end of 2001, (2) fund the purchase and installation of voice and data switches, (3) fund the installation of equipment associated with DSL services and the build out of collocation facilities, (4) fund the further development of our OSS and information technology equipment, and (5) open an additional seven sales offices in 2000 and add sales support and customer service personnel in markets throughout Texas, Louisiana, Oklahoma, Arkansas, New Mexico and Arizona. We currently estimate that our aggregate capital requirements will total approximately $485 million for 2000 and approximately $285 million for 2001. We believe our cash, cash equivalents and marketable securities, and cash flow from operations, together with the expected net proceeds from this offering, the $100 million credit facility, and a concurrent offering of our Common Stock, will be sufficient to fund our capital requirements through at least the next 12 months. However, we cannot assure you that we will issue the Common Stock or enter into the credit facility. In addition, we will require additional sources of capital to fund our capital expenditure requirements for 2001. We cannot assure you that the additional sources of capital will be available, that the anticipated sources of working capital will continue to be available, that we have anticipated all future costs, or that our expected financial resources will be sufficient to cover future expenditures. If we are unable to obtain additional sources of capital, we may have to curtail our level of expenditures.

     We may require additional capital in the future for new business activities related to our current and planned businesses, or in the event we decide to make acquisitions, enter into joint venture and strategic alliances or expand into new geographic regions. Sources of additional capital may include cash flow from operations, public or private equity and debt financings, bank debt and vendor financings. In addition, we may enter into joint construction agreements with carriers, thereby reducing our capital expenditure requirements. However, we cannot assure you that we will be successful in producing sufficient cash flow or raising sufficient debt or equity capital to meet our strategic business objectives or that such funds, if available, will be available on a timely basis and on terms that are acceptable to us. If we are unable to obtain such capital, the build out of portions of our expanded network may be significantly delayed, curtailed or abandoned. In addition, we may accelerate the rate of deployment of our network, which in turn may accelerate our need for additional capital. Our actual capital requirements will also be affected, possibly materially, by various factors, including the timing and actual cost of the deployment of our network, the timing and cost of expansion into new markets, the extent of competition and the pricing of dark fiber and telecommunications services in our markets.

COMMON STOCK OFFERING

     We intend to offer an aggregate amount of approximately $200 million of our Common Stock in a concurrent offering. There is no assurance that the Common Stock will be sold or that the aggregate offering amount will not change.

POSSIBLE DEBT OFFERING

     We continue to monitor the high-yield debt market and, depending on market conditions and our need for additional capital, we may, from time to time, offer new senior notes by means of a separate prospectus supplement. There is no assurance that any proposed notes will be offered or, if offered, as to the aggregate offering amount of any such offering. If offered and sold, we expect that any proposed senior notes would have a maturity date of ten years after their issuance with interest payable semi-annually after the date of issuance, and would be senior unsecured obligations that would rank pari passu in right of payment with our existing 1998 Senior Notes and our 1999 Senior Notes and with all our future unsecured and unsubordinated indebtedness. See "Description of Outstanding Material Indebtedness." There is no assurance that the terms of any proposed notes actually offered and sold will not vary significantly from those described above.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity" ("SFAS 133") which requires that all derivatives be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provisions of SFAS No. 133. In June 1999, FASB delayed the effectiveness of SFAS 133 to fiscal years beginning after June 15, 2000. The adoption of SFAS 133 will not have an impact on our financial position, results of operations and cash flow.

     In June 1999, the Financial Accounting Standards Board (the "FASB") issued Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66." The interpretation is effective for sales of real estate with property improvements or integral equipment entered into after June 30, 1999. Under this interpretation, dark fiber is considered integral equipment and accordingly, title must transfer to a lessee in order for a lease transaction to be accounted for as a sales-type lease. The application of the provisions of FASB Interpretation No. 43 did not have an impact on our financial position, results of operations and cash flow.

     In December 1999, the SEC staff issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain of the staff's views in applying General Accepted Accounting Principles to revenue recognition and accounting for deferred costs in the financial statements. Based on our current revenue recognition policies, SAB 101 is not expected to materially impact our financial position, results of operations and cash flow.

CONTINGENCIES

     We are party to ordinary litigation incidental to our business. No currently pending litigation is expected to have a material adverse effect on our business, financial condition, results of operations and cash flow.

YEAR 2000 READINESS

     We established a year 2000 committee made up of leaders from our operational areas to assess our year 2000 readiness. The committee had the involvement of senior management and the Board of Directors and its objectives were a top priority. We undertook various initiatives intended to provide that computer equipment and software would function properly with respect to dates in the year 2000 and thereafter. We experienced no problems in our critical systems subsequent to December 31, 1999 related to the year 2000, nor did we incur any problems from critical system services provided by third parties. We spent less than $250,000 addressing our year 2000 readiness through the end of 1999.

MARKET RISK

     We are exposed to market risk from changes in marketable securities (which consist of money market and commercial paper). At December 31, 1999, our marketable securities were recorded at a fair value of approximately $182.6 million, with an overall weighted average return of approximately 5% and an overall weighted average life of less than one year. The marketable securities held by us have exposure to price risk, which is estimated as the potential loss in fair value due to a hypothetical change of 50 basis points (10% of our overall average return on marketable securities) in quoted market prices. This hypothetical change would have an immaterial effect on the recorded value of the marketable securities.

     We are not exposed to material future earnings or cash flow fluctuations from changes in interest rates on long-term debt since 100% of our long-term debt is at a fixed rate as of December 31, 1999. The fair

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

value of our long-term debt at December 31, 1999 was estimated to be $371 million based on the overall rate of the long-term debt of 11.71% and an overall maturity of nine years compared to terms and rates currently available in long-term financing markets. Market risk is estimated as the potential decrease in fair value of our long-term debt resulting from a hypothetical increase of 117 basis points in interest rates (ten percent of our overall borrowing rate). Such an increase in interest rates would result in approximately a $10 million decrease in fair value of our long-term debt. To date, we have not entered into any derivative financial instruments to manage interest rate risk and are currently not evaluating the future use of any such financial instruments.

     We do not currently have any material exposure to foreign currency transaction gains or losses. Substantially all business transactions are in U.S. dollars. To date, we have not entered into any derivative financial instrument to manage foreign currency risk and are currently not evaluating the future use of any such financial instruments.

                                    BUSINESS

OVERVIEW

     We are a leading facilities-based integrated communications service provider to small and medium-sized business and communications carrier customers in the Southwestern United States. We offer business customers an integrated bundle of communications products and services including local exchange, domestic and international long distance, enhanced voice, data, Internet and dedicated private line services. Additionally, we offer our communications-intensive business and carrier customers dark fiber, high bandwidth dedicated fiber infrastructure, terminating access for domestic and international long distance and ATM, frame relay and IP data transport services. We believe that our current and planned networks will provide our customer base the most comprehensive service alternative to the incumbent and other competitive communications service providers in our region.

     Our communications services are provided over our scalable fiber, voice and data networks which, upon completion, will connect nearly every Tier I, Tier II and Tier III market in the six-state region of Texas, Louisiana, Arkansas, Oklahoma, New Mexico and Arizona. At year-end 1999, our inter-city long-haul fiber network, consisting primarily of 96 fiber strands, covered approximately 3,000 route miles, which we expect to expand to approximately 7,000 route miles by year-end 2000. Additionally, at year-end 1999, we provided switch-based competitive local exchange services in ten markets, which we expect to expand to 48 markets by year-end 2000. At year-end 1999, we had 11 voice and 13 data switches installed and operational on our network, which we expect to expand to 14 voice and 17 data switches by year-end 2000.

     We have recently expanded and extended our business plan to allow us to provide our current and future customers with a broader array of services delivered over our networks. Specifically, we plan to:

     - Increase our number of central office collocations from 31 at year-end 1999 to 200 by year-end 2000,

     - Introduce DSL services from approximately 100 collocations by year-end 2000,

     - Construct 30 intra-city metro fiber loops, consisting primarily of 192 fiber strands, which will add approximately 150 route miles to our fiber backbone, and

     - Expand our total fiber network to approximately 7,500 route miles by year-end 2001, including adding 1,250 route miles to our inter-city long-haul fiber network routes.

     We believe our expanded local exchange network and data network in combination with our regional fiber network provide us with a number of important advantages including our ability to:

     - Reach a broader customer base within our region,

     - Provide switching infrastructure to penetrate the local exchange market in our region while reducing the cost of providing local access by leasing copper lines from the ILEC as an unbundled network element,

     - Offer high-speed broadband access over DSL, which provides a digital connection for carrying voice and data traffic over leased copper lines,

     - Aggregate regional voice and data traffic over our own fiber backbone, and

     - Significantly enhance our operating margins and returns on invested capital.

     In addition, we believe that a substantial market opportunity exists for us in our target markets as a result of the following factors:

     - Attractive growth dynamics of the Southwest region,

     - Growing demand for data services and Internet services,

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

     - Need for integrated communications solutions for small and medium-sized businesses,

     - Increasing communications needs of high-end, multi-line residential customers, and

     - Rapidly developing telecommunications technologies.

     We introduced electronic bonding, which is the on-line and real-time connections of our operations support systems with those of the ILECs, beginning with Southwestern Bell in Texas in the fourth quarter of 1999. We are determined to achieve electronic bonding with the ILECs in most of our markets by the end of 2000. This electronic interface allows us to create service requests on-line, leading to faster installations of customer orders and a reduction in the number of errors associated with multiple manual inputs. We expect electronic bonding to improve productivity by decreasing the period between the time of sale and the time the customer's line is installed on our network. We expect that electronic bonding with Southwestern Bell, for example, will ultimately enable us to reduce our provisioning times from approximately 25 business days to as few as five business days. We also expect an automated process will reduce our selling, general and administrative costs.

     We have begun, and will continue, to acquire and develop our back office systems and procedures with vendors, including Metasolv, DSET, Sterling, Oracle, RiverRock, Micromuse, RTS and Portal. We believe these platforms provide us with a competitive advantage in terms of reducing costs, processing large order volumes for multiple products and services, providing bundled bills and billing options over the Internet and enhancing customer service. Our back office systems enable us to enter, schedule and track a customer's order from the point of sale to the installation and testing of service. These systems interface with each other and include order entry, credit approval, provisioning, billing, collection, customer service, trouble management, monitoring, facilities inventory management and reporting systems.

BUSINESS STRATEGY

     We are determined to be the Southwest's dominant integrated communications service provider to small and medium-sized businesses. We believe these customers are under-served by their current providers and are seeking value, simplicity and outstanding customer service from a single communications provider. We also believe that our margins and returns on invested capital quickly increase as we bundle our products together and provide them over our fiber, voice and data networks. The key components of our strategy include the following:

     Provide One-Stop Integrated Communications Services to Small and Medium-Sized Businesses. We offer "one-stop shopping" to our target business customers by giving them the ability to purchase most communications services from a single supplier. We believe that bundled services provided on a single bill enable us to better meet the needs and expectations of our customers, rapidly penetrate our target markets, capture a larger portion of our customers' communications expenditures and enhance customer loyalty. We believe that sales of integrated communications products and services to customers will increasingly become a major source of our revenues and operating margins. We offer the following services:

     - Local services, including enhanced voice services,

     - Domestic and international long distance services,

     - Data services, including frame relay, ATM and virtual private networks,

     - Internet services,

     - Dedicated private lines (including high-speed lines),

     - ISDN or integrated services digital network trunking, and

     - DSL services (which we expect to begin providing in the second half of 2000), which will support both voice and data traffic.

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

     These comprehensive services are generally not available or bundled together on a single bill by the ILECs, and, if available, they are usually offered at relatively higher prices. By offering this bundle of services at attractive prices, we believe that we can address customer desires for improved value and simplicity, and thereby accelerate our ability to acquire new customers and enhance customer loyalty.

     Pursue a Super-Regional Focus. We intend to continue targeting customers in the Southwestern United States. We seek to be among the first to offer integrated services in many of our smaller markets where there is little or no competition to the ILECs. We believe that the Southwestern United States is attractive due to:

     - Rapid population growth. According to statistics published by the U.S. Census Bureau, Texas is the second largest state, with a population of approximately 20 million, and experienced the second largest population growth among all states in the country during the last decade. The combined populations of Dallas/Fort Worth, Houston and San Antonio exceed the populations of each of 43 other states. We have been located in Texas since we were founded.

     - Rapid job creation. According to the U.S. Bureau of Labor statistics, 20% of all jobs created in the U.S. during the 1990's were created in the Southwest region with Texas and Arizona ranking first and seventh, respectively. During the 1990's, the Southwest region created approximately 4.1 million new jobs.

     - Number of access lines. Based on statistics published by the FCC, in 1998 there were approximately 20.4 million total local access lines in our six-state region, of which approximately 7.7 million were business lines and approximately 12.7 million were residential lines.

     - Limited competition. We believe that ILECs still control approximately 95% of all local access lines in the Southwest region. Limited competition exists in markets outside the major metropolitan areas. We believe most national competitors are concentrating their efforts only on the top five markets in the region, and ignoring most other markets.

     - Traffic patterns. We believe that a substantial portion (estimated to be as high as 70%) of all voice traffic in the Southwestern United States originates and terminates within the region. In addition, traffic continues to increase rapidly between the United States and Mexico. We believe that over half of the traffic between the United States and Mexico passes through border crossings along the Texas border.

     Complete the Southwest Region's Most Extensive Competitive Fiber, Voice and Data Networks. We are building the Southwest region's most extensive competitive fiber network, which is comprised primarily of 96 fiber strands pulled through one of four conduits buried below ground. By year-end 2000, our fiber network will span 7,000 route miles (including 30 metro fiber loops in key markets) and will be extremely scalable. A key element of our strategy is to reduce the cost basis of fiber we retain for our own use by sharing construction costs with other carriers and to quickly recover our investment by selling excess dark fiber. We plan to retain at least 24 fiber strands throughout our entire network. We are also building a competitive local exchange service in 48 markets where we will provide Class 5 switching functionality and DSL services to our local customers. Our data network will comprise data switches and fiber capacity that will connect all of these markets in our region, supporting ATM, frame relay and IP traffic. In many of these local markets we will install equipment to backhaul our voice and data traffic to one of our switches in order to significantly lower our capital requirements. We expect our fiber, voice and data networks to be substantially completed by year-end 2000. Upon completion, our networks will connect nearly every Tier I, Tier II and Tier III market in our six-state region. We define Tier I, Tier II and Tier III markets according to the population size of the market. A Tier I market means a market with a population greater than 750,000 people. A Tier II market means a market with a population between 200,000 and 750,000 people. A Tier III market means a market with a population between 20,000 and 200,000 people.

     We intend to construct the most extensive, advanced and scalable network in the region. By installing multiple conduits and a minimum of 96 fiber strands in the first conduit, we are creating a robust network

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

that will have significant flexibility to add capacity to meet future customer demand. The spare conduits enable us to cost-effectively deploy future generations of fiber, by rapidly expanding capacity without the cost of new construction. We believe that we can rapidly scale our network to support the demands for increased bandwidth. In addition, we believe our networks are well positioned to benefit from the current trend among data service providers to push data closer to the customer in order to improve access speeds and reduce long-haul bandwidth congestion. Finally, we intend to interconnect our network with the networks of selected Mexican carriers at multiple border crossings, creating future international opportunities subject to various regulatory requirements.

     Demand for dark fiber has been extremely strong, and we believe it will remain strong through 2000. Our network has been designed to complement existing major long-haul fiber networks. To the extent possible, our routes are geographically diverse from the existing fiber networks of AT&T, MCI WorldCom, Sprint, and Qwest. By being one of the first to build new and diverse routes through much of the region, we have the "first mover" opportunity of enabling other carriers to buy fiber from us rather than building their own fiber networks.

     Focus on Direct Sales to Small and Medium-Sized Business Customers. We use a direct sales force to sell our communications products and services to business customers. We believe that our face-to-face sales efforts coupled with our personalized customer care through a single point of contact are highly effective in penetrating, capturing and retaining market share among small and medium-sized businesses. We believe that ILECs have generally neglected to target small and medium-sized business customers with direct sales efforts. Our sales management team is composed of executives with experience in managing a large number of direct sales specialists in the telecommunications and data networking industries.

     We expanded our direct sales force to 200 people at year-end 1999. We continue to successfully attract and retain highly qualified sales and support personnel by offering them:

     - A competitive success-based compensation package emphasizing customer loyalty,

     - The opportunity to participate in our rewards and success through participating in our stock option programs,

     - The opportunity to work with an experienced and successful management team in building an entrepreneurial company, and

     - A complete set of communications products and services backed by advanced bundled billing and outstanding customer care.

     Pursue a "Smart Build" Local Strategy, While Maximizing Our Margins by Emphasizing Facilities-Based Services. To maximize our speed to market and to minimize investment risk, we intend to continue to pursue what we refer to as a "smart build" strategy. Under this strategy, we:

     - Purchase and install switches,

     - Collocate our equipment in the central offices of ILECs, and

     - Lease unbundled network elements from the ILECs until growth justifies our investment in additional network assets.

     We believe this strategy offers numerous economic benefits. It reduces the time to enter new markets to less than half of that required by the older traditional CLEC models that were unable to use unbundled network elements. This "smart build" strategy also reduces our initial capital expenditures and investment risk, and we believe generates higher returns on invested capital than strategies that build fiber networks to each customer.

     We intend to increase our collocation sites in ILEC central offices from 31 at year-end 1999 to approximately 200 by year-end 2000. These collocations enable us to access ILEC unbundled network elements that provide direct connections to our customers. The operating margins under this strategy are significantly higher than those margins from total service resale of ILEC services. Our business plan expansion also includes building and acquiring metro fiber loops in most of our major markets that will connect our switching points of presence with many of the ILEC central offices where we will be collocated. The metro fiber loops will replace the network elements that we are leasing on a short-term basis from the ILECs and are expected to provide us with higher operating margins and more efficient and reliable services. We expect to have 30 metro fiber loops in place by year-end 2000.

     At the same time, we believe that we generate significantly higher operating margins by using our own facilities to provide service rather than by reselling services provided entirely on another carrier's facilities. Our voice and data networks ride on our fiber network and will include 30 metro fiber loops in key markets, which enables us to transport an increasing percentage of our traffic on our own facilities. Consequently, as part of our "smart build" strategy, we will selectively focus our marketing and sales activities on areas where we can serve customers through a direct connection using unbundled loops or high capacity circuits connected to our switching facilities, and where the customer base in such target market justifies the additional investment in network assets. These unbundled local loops generally are the "last mile" twisted pair copper lines between the ILEC central offices and the end-user customer.

     Leverage Our Networks to Serve High-End Residential Customers. We intend to eventually target high-end, multi-line residential customers located in our collocation coverage area to enhance our network efficiency and overall profitability. More and more residential customers are telecommuting and expanding their personal communications needs, resulting in increased residential demand for local access lines, Internet services, data services and DSL lines. We believe we can provide multi-line bundled voice and data services to these customers at attractive margins in markets where we have already collocated equipment in the central office of the ILEC and can lease local exchange services as an unbundled network element. We believe we can effectively target these customers in the future through telemarketing, direct mail, the web and other sales channels.

     We do not intend to serve the needs of the entire residential marketplace, but will target the needs of residences requiring multiple lines, enhanced local services, long distance services, Internet and DSL services. Our bundled products will be designed to capture attractive margins. We believe these services can be profitably provided utilizing the unbundled network elements. Customers would sign term contracts for services, could choose to be billed electronically or pay by credit card and could access their accounts via the Internet. We believe this approach helps to minimize potential churn, decrease the cost of billing, accelerate payments receipt, reduce bad debt risk, and provide superior customer service at a lower cost to us. We believe we can effectively target these customers in the future through telemarketing, direct mail, the web and other sales channels.

     Residential peak calling times typically offset business workday calling patterns. By establishing a base of residential customers we believe we can enhance our network efficiency and improve overall profitability. Most central offices, especially in Tier II and Tier III markets, service both business and residential customers. Once we establish collocations to support our business customers, we believe we can generate attractive incremental profits at low additional cost by targeting high-end residential customers with packaged products. In addition, the peak hours for residential traffic differ from the peak usage hours for business customers, improving overall network utilization and efficiency. Margins increase further once DSL enables the provisioning of multiple local lines over a single UNE local loop to the high-end, multi-line residential customers. Finally, we believe that most CLECs are focused on business customers, and that the competition is lower for bundled services to residential customers.

     Leverage Our Efficient Back Office Systems. We are automating most of the processes involved with switching a customer to our network. The goals of our systems' design are to decrease the time between receipt of customer orders and completion of service installation, to reduce overhead costs, to reduce fees paid to transition customers from ILECs to CapRock and to improve customer service. To achieve these goals, we are developing, acquiring and integrating information technology systems and platforms to support our operations. We have established and will continue to implement "electronic bonding," which is

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

the on-line and real-time connections of our operating systems with those of ILECs. We have invested heavily in our information technology department and have attracted outstanding, experienced telecommunications IT personnel. We have developed and intend to roll out web-enabled ordering, billing and other customer service features.

     Our back office systems have been designed to:

     - Provide real-time network visibility,

     - Enhance control and management of our networks and elements from a central location,

     - Rapidly scale,

     - Reduce duplication of order entry,

     - Minimize opportunities for manual order entry errors,

     - Synchronize multiple tasks during the provisioning process when turning-up different types of voice and data services,

     - Provide a single platform for bundled billing and customer care, and

     - Manage work flow processes, inventory, traffic and trouble ticketing procedures.

     Capitalize on Proven Management Team. Our veteran management team has extensive experience and past successes in the communications industry. We believe the quality, experience and teamwork of our management provides us with the vision, leadership, knowledge, entrepreneurial energy and skills necessary to successfully grow our business and succeed in the competitive communications industry.

     - Jere W. Thompson, Jr. founded CapRock Fiber in 1992, became Chairman and President of CapRock Telecommunications in 1994 and has guided the development and growth of our company since that time. Mr. Thompson has served as Chief Executive Officer of CapRock since its formation in 1998.

     - Leo J. Cyr was named President and Chief Operating Officer of CapRock on October 18, 1999. Mr. Cyr joined our company after a 13-year career at MCI WorldCom. Immediately prior to joining CapRock, Mr. Cyr was Senior Vice President of MCI WorldCom's Intelligent Network Architecture and Development Organization. He previously held several senior management positions in the engineering, wireless, local, network operations and data services departments of MCI WorldCom and was President, Chief Executive Officer and co-founder of Unisite, Inc.

     - Kevin W. McAleer is our Chief Financial Officer, has been with CapRock since early 1998 and has over 18 years experience as the Chief Financial Officer of several publicly held companies.

     - Timothy W. Rogers was a co-founder of CapRock Telecommunications in 1992 and is currently Executive Vice President of Integrated Services Sales and Marketing. Mr. Rogers initiated CapRock's integrated sales efforts and is a 13-year veteran in telecommunications. He previously was a director and manager in the carrier sales divisions at Qwest and Sprint.

     - T. George Hess, a 31-year telecommunications veteran, joined CapRock on January 26, 2000 as Senior Vice President of Network Services overseeing operations, customer service and provisioning. Prior to joining CapRock, Mr. Hess was Assistant Vice President of Operations and Service Delivery for GTE Internetworking, a division of GTE providing Internet services to medium and large corporations. Prior to joining GTE, Mr. Hess was a Senior Vice President at MFS Communications Company Inc. and a Vice President at Sprint.

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

     - Claude A. Robertson is our Senior Vice President of Carrier Sales and has been with the company since 1998. Previously, Mr. Robertson was City Vice President for MFS WorldCom, Inc. in Denver. Prior to joining MFS WorldCom, Mr. Robertson served as Senior Account Executive at MFS Communications.

     - Kenneth L. Monblatt became Senior Vice President and Chief Information Officer on February 2, 2000. Mr. Monblatt joined CapRock after serving in the same position at PageNet. Previously, Mr. Monblatt established PrimeCo Personal Communication's Information Technology department and served as its departmental director.

MARKET OPPORTUNITY

     We believe that a substantial market opportunity exists for us as a result of the following factors:

     - Attractive growth dynamics of the Southwest region,

     - Growing demand for data services and Internet services,

     - Need for integrated communications solutions,

     - Increasing communications needs of high-end, multi-line residential customers, and

     - Rapidly developing telecommunications technologies.

     Attractive growth dynamics of the Southwest region. Based on FCC statistics at the end of 1998, which we believe is the most recently available data, ILECs still control almost 95% of the Southwest local service market, and the population of the Southwest region is large and growing rapidly. According to statistics provided by the U.S. Census Bureau, Texas is the second largest state in the U.S., with a population of approximately 20 million. Over the past ten years, Texas was the second fastest growing state in terms of total population and was the fastest growing state in terms of new job creation. According to the U.S. Bureau of Labor statistics, 20% of all jobs created in the U.S. during the 1990s were created in the Southwest region with Texas and Arizona ranking first and seventh, respectively. During the 1990s, the Southwest region created approximately 4.1 million new jobs. The combined population of the Dallas/Ft. Worth, Houston and San Antonio metropolitan areas exceeds the populations of each of 43 other states. Based on statistics published by the FCC, in 1998 there were approximately 20.4 million total local access lines in our six-state region, of which approximately 7.7 million were business lines and approximately
12.7 million were residential lines.

     Growing demand for data services and Internet services. Demand for bandwidth is being fueled by the demand for data and Internet services. Although rapid access to information and the ability to distribute it quickly through the use of data connections are critical to businesses, many of the nation's businesses, especially small and medium-sized businesses located in Tier II and Tier III markets, do not have access to data services. According to market studies by Frost & Sullivan, the total U.S. market for high-speed and switched data services is expected to grow at an annual rate of approximately 17% from $18 billion in 1997 to approximately $40 billion by 2002. The DSL portion of this market alone is expected grow at an annual rate of approximately 44% over the same time period. Much of the growth is expected to result from increased demand for e-mail, web hosting services, e-commerce, collaborative workflow and real-time video services and applications. In addition, the proliferation of local area networks, wide area networks, private networks, Internet services, e-mail and other enhanced services has caused data transmissions to become a significant and increasing portion of overall telecommunications traffic. These services are expected to drive much of the growth in the data communications market.

     Need for integrated communications solutions. Currently the vast majority of the region's small and medium-sized business and high-end, multi-line residential customers need to deal with multiple communications providers to satisfy their communications needs. These customers tend to use the ILECs for local services, long distance carriers for long distance services, equipment integrators for on-premise voice and network systems, and Internet service providers for Internet access and other services. As a result, we believe that there exists a significant and growing demand from small and medium-sized business and high-end, multi-line residential customers for the provision of advanced telecommunications services from a single provider that can not only provide a convenient bundled package of products and services, but also provide integrated customer care and support.

     Increasing communications needs of high-end, multi-line residential customers. More and more high-end, multi-line residential customers are telecommuting and expanding their personal communications needs, resulting in increased residential demand for local access lines, Internet services, data services and DSL lines. We believe there is an opportunity for CLECs to provide multi-line bundled voice and data services to these customers at attractive margins in markets where CLECs have already collocated equipment in the central office of the ILEC and can lease local access as an unbundled network element. We believe we can effectively target these customers in the future through telemarketing, direct mail, the web and other sales channels to enhance our network efficiency and overall profitability.

     Rapidly developing telecommunications technologies. Advances in various telecommunications technologies, such as high-speed optical transmission electronics, dense wave division multiplexing ("DWDM"), and packet-switches are reducing the cost structure of newly-deployed telecommunications networks. High-speed OC-192 transmission electronics operate at approximately 10 billion pulses of light per second, four times faster and far more cost effectively than prior generation electronics. DWDM significantly increases the transmission capacity of a single strand of fiber cable as it can increase the carrying capacity of a single fiber 32 fold by allowing simultaneous transmission of up to 32 optical channels per fiber. High performance packet switches break up data into "packets." Compared to circuit switches, packet switches are almost half the cost on a per port basis and utilize bandwidth more than ten times more efficiently in the transmission of voice and data.

OUR FIBER, VOICE AND DATA NETWORKS

     Our communications services are provided over our scalable fiber, voice and data networks, which upon completion will connect nearly every Tier I, Tier II and Tier III market in our six-state region. At year-end 1999, our inter-city long-haul network covered approximately 3,000 route miles, which we expect to expand to approximately 7,000 route miles by year-end 2000 and to approximately 7,500 route miles by year-end 2001. Additionally, at year-end 1999, we provided competitive local exchange services in ten markets, which we expect to expand to 48 markets by year-end 2000. At year-end 1999, we had 11 voice and 13 data switches installed and operational on our network, which we expect to expand to 14 voice and 17 data switches by year-end 2000.

     Our network is designed to be sufficiently scalable and flexible to meet future demand and to accommodate advances in fiber technology and electronics. We are burying three to four conduits throughout our network. These conduits are shared with our joint build partners, for those segments in our network we are jointly building with others. In one of our conduits, we are installing a minimum combination of 96 single mode and Lucent Truewave or comparable fibers. We are retaining, at a minimum, at least one spare conduit for future use. Both Truewave and single-mode fiber are capable of supporting DWDM. We intend to retain at least 24 fiber strands throughout most of our network. The routes of the network are primarily constructed on state highway and county road rights of way, and are planned to be generally geographically diverse from the existing fiber networks of AT&T, Sprint, and MCI WorldCom. We plan to interconnect our fiber network with the fiber networks of selected Mexican carriers at multiple border crossings subject to various regulatory requirements.

     We intend to have Class 5 switching functionality in all markets in which we provide competitive local exchange services. In many of these local markets we will install equipment to backhaul our voice and data traffic to one of our switches in order to significantly lower our capital requirements. We have two switches located in each of Dallas and Houston, Texas as well as Phoenix, Arizona. We also have one switch in each of San Antonio, Victoria and McAllen, Texas, Lafayette, Louisiana and Oklahoma City, Oklahoma. We lease one switch in Jersey City, New Jersey. Our regional network is controlled and monitored by a state of the art network operations center located in Dallas. Our network operations center in Houston supports our Dallas network operations center, providing back up in the event of a network failure. Locally based switch engineers and technicians also manage each switch.

     We generally lease local network trunking facilities from the ILEC and/or one or more CLECs in order to connect our switch to major ILEC central offices serving the central business district and outlying areas of business concentrations. Our switch is also connected to ILEC tandem switches and certain interexchange carrier points-of-presence. To access the largest number of customers possible without having to lay fiber to each of their premises, we locate access equipment such as integrated digital loop carriers, DSL access multiplexers and related equipment in each of the ILEC central offices.

     As each customer is signed up, we provide service by leasing unbundled loops from the ILEC to connect our integrated digital loop carriers located in the central office to the customer premise equipment. For large business, government, or other institutional customers or for numerous customers located in large buildings, it can be more cost-effective for us to lease ILEC or CLEC capacity, or a wireless local loop from one of the emerging wireless CLECs, to connect the customer to our network. In these cases, we will locate our integrated digital loop carriers or other equipment in the customer's building.

     In order to provide comprehensive geographic service coverage to customers with locations in areas beyond the reach of central offices where we have established collocations, we generally provide services utilizing tariffs commonly referred to as "UNE-P." These tariffs enable us to purchase multiple unbundled network elements from the ILEC, including the element that packages all of the elements back together to provide local service dial tone and advanced local features. The UNE-P platform tariff was mandated by the FCC in their UNE Remand Order in October 1999 in order to accelerate local service competition in urban and rural markets. The FCC has said it will review the Order again in three years.

     In addition to being lower in cost than total service resale, UNE-P mirrors UNEs in treatment of access fees. With total service resale, the ILEC is capable of charging and retaining originating and terminating access fees for long distance calls. These fees are generally a few cents per minute on both the originating and terminating ends. With UNEs and UNE-P, no originating fees are charged to us by the ILEC. Additionally, with these tariffs we are able to charge other long distance companies a terminating access fee for completing their long distance call to our local service customer. By bundling long distance together with local service provided over UNE and UNE-Ps, the economics of long distance change dramatically and positively. By carrying end to end traffic on our own network, the variable cost of carrying a long distance call from one of our customers to another of our customers drops from several cents per minute to a fraction of a cent per minute. These attractive economics will position us to compete profitably as competition in the long distance market opens up to RBOCs.

     Joint Build Projects. To reduce the cost of fiber retained for our own use, we have sold in the past, and intend to sell in the future, conduit and dark fiber to third parties. In addition, we have entered into the following joint build arrangements, which account for approximately 63% of the route miles of our planned network construction:

  Enron Broadband Services, Inc.:

     In February 1999, we completed a joint build agreement with Enron Broadband Services, Inc. for approximately 1,070 miles of fiber network in Texas. The joint build arrangement is substantially complete, connecting Amarillo, Lubbock, Dallas, Fort Worth, Waco, Bryan, Austin, San Marcos, San Antonio and Houston, Texas. After the sales of IRUs and the division of fiber and conduits between us and Enron, we own directly 56 fibers and one spare conduit.

  Pathnet:

     In November 1999, we entered into a project with Pathnet to jointly build a 350-mile fiber network between Albuquerque, New Mexico and El Paso, Texas. We will each own one conduit and will jointly own the two remaining conduits. Construction is scheduled to begin in the first quarter of 2000 with completion expected by year-end 2001.

  AT&T:

     In December 1999, we entered into a regional joint build construction effort with AT&T to jointly build approximately 1,450 miles of fiber network. The fiber ring passes through Dallas and Tyler, Texas; Shreveport and Monroe, Louisiana; Pine Bluff, Little Rock and Fort Smith, Arkansas; Muskogee, Oklahoma City, Norman and Lawton, Oklahoma; and Wichita Falls, Denton and Fort Worth, Texas. We are installing a four conduit facility with AT&T, with each company owning one conduit and sharing the other two. In the past, we have jointly constructed segments with Teleport Communications Inc., a competitive local phone company, and with TCI Communications Inc., a cable television company, both of which are now owned by AT&T.

  360networks:

     In January 2000, we entered into a regional joint build construction effort with 360networks to jointly build approximately 1,300 miles of fiber network through Texas, New Mexico and Arizona. This will also allow us to increase the speed to market of our voice and high-speed data services to cities along the route, including Tucson, Arizona; Santa Fe and Albuquerque, New Mexico; and El Paso, Midland, San Angelo, and Temple, Texas. The co-build agreement calls for us to construct a Texas fiber route from El Paso through Temple to Austin, while 360networks is responsible for laying fiber west of El Paso through Tucson and into Phoenix. We will each own one conduit and will jointly own the two remaining conduits. Construction began in the first quarter of 2000 with completion expected by year-end 2000.

     These joint build arrangements provide several benefits, including reduction of construction costs, accelerated acquisition of rights of way, the majority of which are substantially completed, and the freeing up of resources to focus attention on the construction of other portions of the network. Each city-pair segment of our fiber network is operational upon completion of construction. Should network construction be slowed or postponed, our existing network is still operational and our integrated services strategy can continue essentially unchanged.

NETWORK DEPLOYMENT AND TRAFFIC MANAGEMENT

     As of December 31, 1999, we were operating in the following local markets:
Austin, Corpus Christi, Dallas, Fort Worth, Houston, San Antonio and Victoria, Texas; Lafayette and New Orleans, Louisiana; and Phoenix, Arizona.

     The following table sets forth our targeted markets (which generally include surrounding areas) and our current build out schedule through the end of 2000. The order and timing of network deployment may vary and will depend on a number of factors, including recruiting management and sales personnel, negotiations with city management, the regulatory environment, our results of operations and the existence of specific market opportunities, such as acquisitions. We may also elect not to deploy networks in each such market.

                                                              ESTIMATED TOTAL    ACTUAL OR ESTIMATED
                                                                  ACCESS         INITIAL FACILITIES
CURRENT MARKETS                                                  LINES(A)       BASED SERVICE DATE(B)
---------------                                               ---------------   ---------------------
Austin, TX..................................................       659,000          1999
Corpus Christi, TX..........................................       231,000          1999
Dallas, TX..................................................     1,912,000          1999
Fort Worth, TX..............................................       949,000          1999
Houston, TX.................................................     2,342,000          1999
San Antonio, TX.............................................       916,000          1999
Victoria, TX................................................        33,000          1999
Lafayette, LA...............................................       208,000          1999
New Orleans, LA.............................................       724,000          1999
Phoenix, AZ.................................................     1,668,000          1999

                                                            ESTIMATED TOTAL    ACTUAL OR ESTIMATED
                                                                ACCESS         INITIAL FACILITIES
PLANNED MARKETS                                                LINES(A)       BASED SERVICE DATE(B)
---------------                                             ---------------   ---------------------
Abilene, TX...............................................        73,000      Third Quarter 2000
Alexandria, LA............................................        70,000      Third Quarter 2000
Brownsville, TX...........................................       194,000      Third Quarter 2000
College Station, TX.......................................        79,000      Third Quarter 2000
Denton, TX................................................        50,000      Third Quarter 2000
El Paso, TX...............................................       419,000      Third Quarter 2000
Fort Smith, AR............................................        74,000      Third Quarter 2000
Longview, TX..............................................       124,000      Third Quarter 2000
Lubbock, TX...............................................       137,000      Third Quarter 2000
McAllen, TX...............................................       311,000      Third Quarter 2000
Monroe, LA................................................        81,000      Third Quarter 2000
Muskogee, OK..............................................        11,000      Third Quarter 2000
Nacogdoches, TX...........................................        20,000      Third Quarter 2000
Norman, OK................................................        39,000      Third Quarter 2000
Odessa, TX................................................       146,000      Third Quarter 2000
Oklahoma City, OK.........................................       511,000      Third Quarter 2000
Pine Bluff, AR............................................        31,000      Third Quarter 2000
Rio Grande City, TX.......................................         8,000      Third Quarter 2000
San Angelo, TX............................................        61,000      Third Quarter 2000
Scottsdale, AZ............................................        74,000      Third Quarter 2000
Shreveport, LA............................................       209,000      Third Quarter 2000
Temple, TX................................................        31,000      Third Quarter 2000
Tulsa, OK.................................................       382,000      Third Quarter 2000
Tyler, TX.................................................       101,000      Third Quarter 2000
Waco, TX..................................................       121,000      Third Quarter 2000
Wichita Falls, TX.........................................        82,000      Third Quarter 2000
Amarillo, TX..............................................       124,000      Fourth Quarter 2000
Baton Rouge, LA...........................................       318,000      Fourth Quarter 2000
Beaumont, TX..............................................       224,000      Fourth Quarter 2000
Galveston, TX.............................................       146,000      Fourth Quarter 2000
Harlingen, TX.............................................       194,000      Fourth Quarter 2000
Lake Charles, LA..........................................       100,000      Fourth Quarter 2000
Laredo, TX................................................       112,000      Fourth Quarter 2000
Little Rock, AR...........................................       212,000      Fourth Quarter 2000
Midland, TX...............................................       146,000      Fourth Quarter 2000
Lawton, OK................................................        56,000      Fourth Quarter 2000
Memphis, TN...............................................       586,000      Fourth Quarter 2000
Tucson, AZ................................................       450,000      Fourth Quarter 2000
                                                              ----------
          TOTAL...........................................    15,749,000
                                                              ==========

---------------

(a) Data as of December 31, 1999. Our estimated total access lines are illustrative only. This table is not intended to accurately state the total access lines in each listed market. Total access lines are estimated by multiplying (i) 1998 access line totals for each state (as published by the FCC) by (ii) the 1999 population for each city divided by the total population of the appropriate state.

(b) Refers to the first year or quarter during which we commenced offering, or expect to commence offering, facilities-based service based on our expanded business plan.

     In some markets, we will not deploy our own switch. Rather, we will deploy transmission equipment in central offices and route traffic to an existing switch until traffic growth warrants the addition of a dedicated switch to service that market. After the initial implementation activities are completed in a market, we follow an ongoing capacity management plan to ensure that adequate quantities of network facilities, such as interconnection trunks are in place, and devise a contingency plan to address spikes in demand caused by events such as a larger-than-expected customer sales in a relatively small geographic area.

     Our network operations center located in Dallas monitors and controls our fiber network 24 hours a day, seven days a week. Our network operations center in Houston supports our Dallas network operations center, providing back up in the event of a network failure.

CAPROCK'S COMMUNICATIONS SERVICES

     We provide services to small and medium-sized businesses, communications carrier customers and high-end, multi-line residential customers. Our business customers are able to customize their selection of our services to fit their needs. Integrated services offered to our business customers include local exchange, domestic and international long distance, enhanced voice, data, Internet and dedicated private line services. Our principal carrier services include dark fiber, high bandwidth dedicated fiber infrastructure, terminating access for domestic and international long distance and ATM, frame relay and IP data transport services. Systems services primarily represents equipment and telecommunications services provided to offshore and overseas oil and gas companies. Systems services include our integrated services products as well as customer premise equipment.

INTEGRATED SERVICES

     We offer integrated services, including local exchange, domestic and international long distance, enhanced voice, data, Internet and dedicated private line services, to our business customers.

     Local Exchange Services. We offer local telephone services, including local dial tone and enhanced features such as:

     - Call forwarding,

     - Call waiting,

     - Calling number identification and/or calling name identification,

     - Call transfer,

     - Distinctive ringing, and

     - Station-to-station four digit dialing without a private branch exchange.

     By offering local dial tone service, we also receive originating and terminating access charges for long distance calls placed or received by our customers. We offer local voice services over unbundled loops as well as high capacity lines such as T-1 connections. We also combine voice and data over T-1 connections, and soon, over DSL connections.

     Domestic and International Long Distance Services. We offer a broad range of domestic and international long distance services, which include "1+" outbound calling, inbound toll free service, as well as calling cards, debit cards and operator assistance.

     Data Services. Many small and medium-sized businesses do not use data or high-speed Internet access services today. We believe that these businesses will increasingly demand these services as e-commerce and other Internet products develop. At year-end 1999, we had 11 voice and 13 data switches installed and operational on our network, which we expect to expand to 14 voice and 17 data switches by year-end 2000. This data network supports all of our data, DSL and Internet services. We also believe that the value of a network is exponential to the number of sites or customers connected. By concentrating our network deployment on the Southwest, we believe we are building an advanced data network that is very attractive to regional businesses.

     DSL and Other High-Speed Data Services. We offer high-speed Internet access and data transmission services that support wide area network interconnections. These services establish communications links that enable file sharing among geographically distributed computer workgroups. The services may be provided via ATM, frame relay or dedicated point-to-point connections. To provide these services, we use leased last mile high capacity connections, such as T-1s and DS-3s, to reach our customers and connect them to our own long-haul fiber network or capacity leased from others. We intend to provide DSL services throughout the Southwest region from our facilities or those of a partner from 200 central offices by year-end 2000.

     FlexT. We recently announced our FlexT bundled services package for business customers. FlexT combines local exchange, domestic and international long distance, Internet and high-speed data services via dedicated private lines, provides efficient cost alternatives to traditional rate plans, and combines all services on a single invoice.

CARRIER SERVICES

     We intend to establish ourself as the premier carriers' carrier within the Southwest region, providing voice, data, broadband and dark fiber services over the most extensive advanced fiber network in the Southwest region. Our principal carriers' carrier services are domestic and international long distance terminating access, bandwidth provision, calling cards, debit cards and dark fiber. We have more than 150 carrier customers, including AT&T, MCI WorldCom, Qwest and Sprint. For the year ended December 31, 1999, revenues from services provided to MCI WorldCom and Enron each accounted for more than 10% of our revenues.

     Domestic and International Long Distance Terminating Access. We offer carrier customers the ability to terminate their long distance calls through our voice switches. This is provided on a per-call basis, with rates generally based on a per minute basis. We provide these services for both domestic and international calls. Most of our carrier international traffic is terminated in Mexico and in countries where we have established direct connections with foreign government owned or competitive telephone companies.

     High Capacity Bandwidth. We offer high capacity bandwidth such as T-1, DS-3, OC-3, OC-12 and OC-48 services to our carrier customers. This service is generally provided over our own fiber network. Utilizing our DWDM electronics, we have also begun to market individual wavelengths over our fiber network. Customers purchasing wavelengths provide their own electronics at each end of the fiber segment. Wavelengths enable them to adjust capacity as if they owned their own fiber. Carriers utilize this broadband capacity to support their voice and data traffic requirements and to establish diverse routing.

     Frame Relay and ATM. We provide end-to-end performance of a customer's network throughout our region, including the local loop. We are able to extend this level of performance since we have one of the most highly distributed frame relay networks in the Southwest region, extending the high-speed data benefits of frame relay to most Tier I, Tier II and Tier III markets through our region. Our ATM services are designed for high capacity customers requiring the flexibility of serving single or multiple locations from one originating location. These services can be used to facilitate multi-media networking between high-speed devices such as work stations, super computers, routers and bridges.

     Dark Fiber. We are building an approximately 7,500 route mile regional fiber network, which we believe will be, upon completion, one of the region's most extensive long-haul fiber networks. Much of this network is being built on routes that are diverse from older existing networks. We are installing, on average, a minimum of 96 fibers throughout our network with the intent of retaining at least 24 fibers for our future use. The remaining 72 fibers are available to sell or swap. The network has been designed with eight major rings and connects nearly every Tier I, Tier II and Tier III market in our region.

     As our network is completed, dark fiber is being offered for sale to other carriers. Prices are established on an individual case basis, but generally reflect the cost of construction and the total quantity of fiber being purchased. Our contracts provide for the transfer of title to the fiber, whereas many other providers retain title. Revenues are recorded at the time of sale for fiber that is already available, and on a percentage-of-completion basis for fiber segments that are still under construction. Additionally, we receive maintenance and collocation revenues subsequent to the sale of the dark fiber.

SYSTEM SERVICES

     We provide offshore voice and data systems and services to the oil and gas industry in the Gulf of Mexico. Satellite and microwave transmission media are used depending on the type and location of the drilling rig involved. Our communications systems are flexible and can be quickly re-aligned as rigs move to new locations. We also sell and install telephone and switchboard equipment to our offshore customers.

SALES AND CUSTOMER SUPPORT

     We offer an integrated package of local exchange, domestic and international long distance, enhanced voice, data, Internet and dedicated private line services to small and medium-sized businesses. We believe that these businesses are seeking simplicity, value and outstanding customer service. These businesses often lack the resources to have an in-house telecommunications manager. Consequently, we believe "one-stop shopping" for most communications services from a single supplier and bundling all services on a single bill appeals to businesses' desire for simplicity. The bundling of services also addresses their desire for value when the bundling results in lower costs than obtaining those same services from multiple vendors. Finally, outstanding customer service is essential in establishing and maintaining customer relationships. We believe that our direct sales efforts, bundled services and customer care programs enable us to better meet the needs of our customers, rapidly penetrate our target markets, capture a larger portion of our customers' communications expenditures and enhance customer loyalty.

     Although the vast majority of our sales force is focused primarily on the small and medium-sized business segment, we also provide services to and receive a material portion of our revenues from carriers and large business customers. Therefore, our sales force and customer care organizations are organized to serve each of these three segments. Sales and marketing approaches in the telecommunications market are market-segment specific, and we have divided our sales force into three groups with the following approaches:

     - Small and medium-sized businesses: We use direct sales with sales forces based locally in each market;

     - Large businesses, government entities and institutions: We use our enterprise sales account teams to respond to the more complex requirements of these larger entities; and

     - Wholesale carriers: We use a direct sales force, trade shows, established business relationships, competitive pricing and customized back office solutions.

     At year-end 1999, we had 11 sales offices, and we expect to have 18 sales offices by year-end 2000.

     As of February 29, 2000, our direct sales force consisted of 223 people (including account executives) supporting our integrated, carrier and systems services customers. We intend to hire and train approximately 90 additional account executives by the end of 2000 and an additional 120 account executives by the end of 2001.

     As of February 29, 2000, we also had 234 independent sales agents located throughout Texas, Oklahoma, Arizona, New Mexico and New York. Our agent program was established in 1996, and consists primarily of independent telephone equipment vendors authorized by us to market our products and services. Authorized agents receive recurring commissions based on product, pricing, volume of usage and customer loyalty. We have six agent managers who actively recruit new independent sales agents.

     In markets where we have already collocated equipment in the central office of the ILEC and can lease local access as an unbundled network element, we intend to eventually target high-end, multi-line residential customers through telemarketing, direct mail, the web and other sales channels. We believe these high-end residential customers will contribute to our network efficiency and overall profitability. We expect to commence these residential marketing efforts in the fourth quarter of 2000, primarily on an outsourced basis.

     To support our carriers' carrier and integrated services customers, we operate a call center in Dallas, Texas staffed by our customer service representatives, who have completed a certification and training program provided by us. To enhance their effectiveness, we provide ongoing training to all customer service representatives. Our customer service department uses on-line, real-time automated systems that provide notes from all prior contacts with the customer, provide a complete account and payment history for customers billed by us and enable the customer service representatives to provision new services and modify existing services on all of our products.

     Our operations support system was developed by RiverRock Systems, Ltd. CapRock owns a 49% limited partnership interest in RiverRock and David E. Thompson, the brother of Jere W. Thompson, Jr., owns a 50% limited partnership in RiverRock. Thompson Technology, Inc., a Texas corporation that is owned by David E. Thompson, is the general partner and owns a 1% general partnership interest in RiverRock. Although it is the intention of RiverRock to market and sell licenses for the system to third parties, as of the date of this prospectus supplement, no marketing or sales to third parties have been made. RiverRock was formed when CapRock and TTI transferred all rights to the system developed by CapRock and TTI into RiverRock. CapRock has been granted a royalty-free, perpetual and non-exclusive license for the use of the system. CapRock also receives upgrades, maintenance and other support from RiverRock for three years, without the payment of any fees or royalties, which expires in June 2001. Thereafter, CapRock will be required to pay the same fees and royalties for system upgrades, maintenance and support as other licensees of RiverRock.

COMPETITION

     Overview. The communications services industry is highly competitive, rapidly evolving and subject to constant technological change. We face a variety of existing and potential competitors, including:

     - The ILECs in our current target markets,

     - Other voice and data CLECs,

     - Long distance carriers, and

     - Potential market entrants, including cable television companies, shared tenant service companies, electric utilities, microwave carriers, satellite carriers, wireless telephone system operators and private networks built by large end-users.

     We compete primarily on the basis of price, customer service and the ability to provide a variety of communications products and services.

     We intend to expand our fiber network to approximately 7,500 route miles throughout the Southwest region by year-end 2001. We expect to compete with numerous established and start-up national and regional fiber networks owned by long distance carriers, ILECs and CLECs throughout the Southwest region. These competitors include very large companies such as: AT&T, MCI WorldCom, Sprint (MCI WorldCom has entered into an agreement to acquire Sprint), 360networks, Level 3, Williams, SBC, Qwest, TXU, Broadwing and IFN. Many of these companies have greater name recognition, financial, personnel, technical and marketing resources than we have. We also anticipate that other providers of local and long distance telecommunications services will plan and construct fiber networks that could compete with our network. Competing networks may also have advanced fiber and operating capabilities similar to those of our network. Furthermore, we expect that some of our competitors will compete in our geographic market and directly with us for many of the same customers along a significant portion of the routes along which we intend to operate.

     Local Exchange Service. Our business objective is to expand significantly our operations to provide local exchange services. Regulation permitting us to compete in the local service market has only recently

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been enacted into law, following enactment of the 1996 Telecommunications Act.
See "Regulation and Licenses." Our primary competitor in each of our existing and targeted markets is the ILEC. Examples include Southwestern Bell, BellSouth and GTE. Other competitors in the local exchange market include very large long distance carriers, such as AT&T, MCI WorldCom, and Sprint. The ILECs currently dominate the provision of local exchange services in their respective markets, and the ILECs and the very large long distance carriers have greater name recognition and greater financial, technical, network, marketing and personnel resources than we do. Those entities also hold longer standing relationships with regulatory authorities at the federal and state levels than we do.

     In addition to competition from ILECs, we also face competition from a growing number of other CLECs. Although we believe that CLECs overall have only captured approximately 5% of the local telecommunications market in our region (based on published 1998 FCC statistics), we nevertheless compete to some extent with other CLECs in our customer segments. There are typically several other CLECs competing in each metropolitan market we serve or plan to enter. Examples of data and voice CLECs in our markets include Allegiance Telecom, Inc., Covad Communications Group Inc., NEXTLINK Communications, Inc., NorthPoint Communications Group Inc., Rhythms NetConnections, Inc., Teligent, Inc. and Winstar Communications Inc. In some instances, these CLECs have resources greater than ours and offer a wider range of services. Like us, many of the CLECs in our markets target small and medium-sized business customers.

     Domestic and International Long Distance. We provide long distance services using our own facilities and by reselling the facilities of other carriers, both in the United States and between the United States and other countries. The long distance communications industry is intensely competitive, and the marketing and pricing decisions of the larger industry participants such as AT&T, MCI WorldCom, and Sprint have a significant impact on us. MCI WorldCom has entered into an agreement to acquire Sprint. Significant consolidation in the industry has created and will continue to create numerous other entities with substantial resources to compete for long distance business. Such entities include Global Crossing Ltd., Broadwing Communications and Qwest. In addition, the FCC has recently granted approval to one of the RBOCs to provide in-region long distance service in New York and other RBOCs may be approved to enter the long distance market in additional states in the future. In January 2000, SBC Communications filed an application with the FCC to provide long distance services in Texas. GTE does not require FCC approval and may enter the long distance market now. These larger competitors have significantly greater name recognition and greater personnel, financial, technical, network and marketing resources. Many may also offer a broader portfolio of services and have long standing relationships with the customers we target. Moreover, we cannot guarantee that our competitors cannot negotiate contracts with suppliers of telecommunications services to obtain conditions of service more favorable than ours. Many of our competitors enjoy economies of scale that can result in a lower cost structure for transmission and related terminating costs. Those carriers could bring significant pricing pressure to bear on us.

     Customers frequently change long distance providers in response to lower rates or promotional incentives by competitors. Prices for domestic and international long distance calls have declined in recent years and we expect them to continue to decrease further and more rapidly. Indeed, we expect competition in all of our relevant markets to increase. This increased competition could adversely affect our net revenue per minute and gross margins. We cannot guarantee that we can compete effectively in the domestic or international long distance markets.

EMPLOYEES

     As of February 29, 2000, we employed 787 people, including 258 in sales and marketing, 244 in engineering and technical services, 144 in provisioning and customer care and 141 in management, administration and finance. At that date, we also had an agent sales force numbering 234 independent sales agents throughout Texas, Oklahoma, Arizona, New Mexico and New York. We use the services of independent contractors for construction of our fiber network. None of our employees is represented by a

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labor union or is subject to a collective bargaining agreement. We believe that we have good relations with our employees.

PROPERTIES

     We own or lease buildings that contain approximately 270,000 square feet of floor space. Our primary headquarters are located in Dallas, Texas. We own an office building in Friendswood, Texas and an office building in Lafayette, Louisiana, and we lease the remainder of our office space.

     All of the fiber, telecommunications equipment and other properties and equipment used in our networks are owned or leased by us. We have entered into various franchise, rights of way and lease agreements for network regeneration sites. These properties and agreements do not lend themselves to description by character and location of principal units and are not considered meaningful for this disclosure. Our principal facilities include:

                                         APPROXIMATE
LOCATION                                 SQUARE FEET                 DESCRIPTION
--------                                 -----------                 -----------
Dallas, Texas..........................    110,000     Corporate headquarters for
                                                       administration, finance and carrier
                                                       sales functions, sales, switching and
                                                       customer support personnel
Friendswood, Texas.....................     30,000     Engineering, network operations center,
                                                       administration, production and
                                                       warehouse
Houston, Texas.........................     24,000     Division headquarters for
                                                       administration, finance and sales
                                                       functions
Phoenix, Arizona.......................     10,000     Switching facility and sales functions

We consider our facilities adequate for our current needs and believe that suitable additional space will be available, as needed, to accommodate further physical expansion of corporate operations and for additional sales and service. We are currently negotiating a lease for an approximately 80,000 square foot facility for our call center, network operations center and information technology center to be located in Dallas. However, we cannot assure you that we will enter into a lease for this facility or any other facility or that if we enter into a lease for such a facility, we will be able to obtain it on terms favorable to us.

LEGAL PROCEEDINGS

     We are a party to ordinary litigation incidental to our business from time to time. Currently, we are not a party to any litigation that we expect would have a material adverse effect on our business, financial condition, results of operations and cash flow.

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                            REGULATION AND LICENSES

     The following summary of regulatory developments and legislation does not purport to describe all present and proposed federal, state and local regulations and legislation affecting the communications industry. Other existing federal, state and local legislation and regulations are currently the subject of judicial proceedings, legislative hearings, and administrative proposals which could change, in varying degrees, the manner in which this industry operates. Neither the outcome of these proceedings, nor their impact upon us or the communications industry, can be predicted at this time. This section also sets forth a brief description of regulatory and tariff issues pertaining to our operations.

     We provide domestic and international services subject to varying degrees of U.S. federal, state and local regulation, and regulation by foreign authorities. In the United States, the Communications Act of 1934 (the "1934 Communications Act"), as amended, including the regulations promulgated by the FCC thereunder, as well as the applicable laws and regulations of the various states and state regulatory commissions all govern the provision of telecommunications services. The FCC exercises jurisdiction under Title II of the 1934 Communications Act over all facilities of, and services offered by, telecommunications common carriers to the extent such services involve jurisdictionally interstate common carrier communications, including international communications originating from or terminating in the United States. State regulatory authorities retain jurisdiction over jurisdictionally intrastate communications. Under Title III of the 1934 Communications Act, the FCC also regulates the licensing and use of the radio frequency spectrum. Local governments sometimes impose franchise or licensing requirements on local service competitors and/or facilities companies. Services we provide in other countries remain subject to the telecommunications laws and regulations of those countries.

     The FCC and the state regulatory agencies impose and enforce regulatory requirements applicable to our operations. The FCC and the state regulatory agencies may address regulatory non-compliance with a variety of enforcement mechanisms, including:

     - monetary forfeitures,

     - refund orders,

     - injunctive relief,

     - license conditions, and/or

     - license revocation.

     As a telecommunications carrier, we must also comply with the Federal digital wiretapping administered by the U.S. Department of Justice and the FCC. Telecommunications industry regulation varies substantially from state to state and continues to change rapidly. Moreover, as deregulation at the federal level occurs, some states are reassessing the level and scope of regulation applicable to carriers. Domestic or international regulators or third parties could raise material issues with regard to our compliance or non-compliance with applicable regulations. Future regulatory, judicial or legislative activities could have a material adverse effect on our business, financial condition, results of operations and cash flow.

U.S. FEDERAL REGULATION

     Local Service Regulation Under The 1996 Telecommunications Act. The 1996 Telecommunications Act, which amended the 1934 Communications Act, provided for comprehensive reform of the United States' telecommunications laws. In passing the 1996 Telecommunications Act, Congress sought to increase local competition from newer competitors such as long distance carriers, cable TV companies and

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public utility companies. The 1996 Telecommunications Act specifically requires all LECs (including ILECs and CLECs):

     - not to prohibit or unduly restrict resale of their services,

     - to provide dialing parity, number portability and nondiscriminatory access to telephone numbers, operator services, directory assistance and directory listings,

     - to afford access to poles, ducts, conduits and rights of way, and

     - to establish reciprocal compensation arrangements for the transport and termination of telecommunications.

     In addition, ILECs must provide:

     - interconnection on certain terms and conditions,

     - unbundled network elements,

     - resold local services at wholesale rates,

     - reasonable public notice of any changes in the information needed for transmission and routing services over their communications facilities, and

     - physical collocation of equipment necessary for interconnection and access to unbundled network elements at the LECs' premises.

     On March 31, 1999, the FCC released its Collocation Order that requires ILECs to permit CLECs to collocate any equipment used for interconnection or access to unbundled network elements even if that equipment includes switching or enhanced service functions. Among other things, the Collocation Order also:

     - prohibits ILECs from placing any limits on the use of switching or enhanced features for permissible collocated equipment; and

     - requires ILECs to make cageless collocation available and permit CLECs to construct their own cross-connect facilities.

     On March 17, 2000, the United States Court of Appeals for the District of Columbia Circuit vacated limited portions of the Collocation Order, holding certain definitions contained in the FCC's rules are impermissibly broad. The court remanded the Collocation Order in part for further FCC consideration of these issues. The FCC will be instituting proceedings to comply with the Court's remand.

     Under the 1996 Telecommunications Act, RBOCs have the opportunity to provide out-of-region long distance and certain cable TV services immediately and in-region long distance services after the RBOCs meet certain conditions. Specifically, an RBOC can enter the market for in-region long distance services within areas where the RBOC provides local exchange service upon FCC approval based on a showing that facilities-based competition and interconnection agreements meeting a 14-point checklist both exist. On December 22, 1999, the FCC granted Bell Atlantic's application to offer in-region long distance services in New York, marking the first time since the breakup of AT&T that an RBOC is able to provide its customers with both local and long distance service. Entry of RBOCs into the domestic and international long distance business and the emergence of other new local competitors could subject us to substantial competition and could have a material adverse effect on our business, financial condition and results of operations.

     AT&T and Covad Communications have asked the United States Court of Appeals for the District of Columbia Circuit to overturn the FCC decision on the grounds that Bell Atlantic has not, in fact, sufficiently opened the local phone market to rivals. While the case is pending, Bell Atlantic will continue to offer long distance services in New York. In January 2000, SBC Communications filed an application

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with the FCC to provide long distance services in Texas. The FCC has 90 days to approve or deny SBC's application. Other RBOCs are expected to file similar applications seeking in-region long distance authority in other states. If the FCC approves these applications, the competition we face in the states in which we operate or plan to operate will also increase.

     On August 8, 1996, the FCC released the Interconnection Decision, which established a framework of minimum, national rules enabling state commissions and the FCC to begin implementing many of the local competition provisions of the 1996 Telecommunications Act. Among other things, the Interconnection
Decision:

     - prescribed certain minimum points of interconnection,

     - adopted a minimum list of unbundled network elements that ILECs must make available to competitors, and

     - adopted a methodology for states to use when setting prices for unbundled network elements and for wholesale resale services.

     On January 25, 1999, the Supreme Court issued an opinion overturning prior decisions issued by the U.S. Court of Appeals for the Eighth Circuit that had vacated certain portions of the Interconnection Decision. The Supreme Court's decision confirmed the FCC's authority to issue regulations implementing the pricing and other provisions of the 1996 Telecommunications Act and reinstated most of the challenged rules. However, the Supreme Court vacated a key FCC rule that identified the network elements that ILECs must unbundle. The FCC has since adopted a new standard for analyzing unbundled network elements, as required by the Supreme Court. Applying this standard to the existing network elements, the FCC concluded that ILECs would no longer be required to provide directory assistance and operator services as network elements, though they will continue to be available pursuant to tariffed rates. The FCC also removed unbundled switching as an element in the top 50 metropolitan statistical areas where the ILECs are also providing certain other combinations of elements in a nondiscriminatory fashion. The FCC declined, however, except in limited circumstances, to require ILECs to unbundle certain facilities used to provide high-speed Internet access and other data services.

     The Eighth Circuit decisions and their reversal by the Supreme Court perpetuate continuing uncertainty about the rules governing the pricing, terms and conditions of interconnection agreements. During the pendency of the Eighth Circuit proceedings, state public utilities commissions have continued to conduct arbitrations, and to implement and enforce interconnection agreements. However, the Supreme Court's ruling and further proceedings on remand may affect the scope of the state commissions' authority to conduct such proceedings or to implement or enforce interconnection agreements. The U.S. Supreme Court's decision has resulted in new and additional rules being promulgated by the FCC. Given the general uncertainty surrounding the effect of the Eighth Circuit decisions, the decision of the Supreme Court reversing them, and subsequent proceedings, we cannot guarantee that we can continue to obtain or enforce acceptable interconnection terms or interconnection terms consistent with our business plans.

     On August 7, 1998, the FCC released an Order denying requests by various ILECs that the FCC use Section 706 of the 1996 Telecommunications Act to forbear from regulating advanced telecommunications services. Instead, the FCC determined that advanced services constitute telecommunications services and that ILECs must comply with the unbundling and resale obligations and the in-region inter-LATA restrictions of the 1996 Telecommunications Act in their provision of advanced services. The FCC also proposed in a rulemaking to allow ILECs to provide advanced services on an unregulated basis through separate subsidiaries. We cannot predict the outcome of the FCC's proceeding. However, if the FCC does forbear from regulating advanced telecommunications services, such a decision would increase the ability of ILECs to compete against less established carriers such as us.

     Domestic Interstate Services. The FCC considers domestic interstate common carriers (including us) that do not have market power as "nondominant." The FCC subjects nondominant carriers to minimal regulation. However, interstate carriers offering services to the public must comply with the federal

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statutory and regulatory requirements of common carriage under the 1934
Communications Act and file various reports and pay various fees and assessments. Among other things, interstate common carriers must offer service on a non-discriminatory basis at just and reasonable rates. Nondominant carriers need not obtain specific prior FCC approval to initiate or expand domestic interstate services, although they must file a tariff with the FCC. Nondominant carriers remain subject to the FCC's complaint jurisdiction. In particular, we may be subject to complaint proceedings in conjunction with alleged noncompliance such as unauthorized changes in a customer's preferred carrier. In the event that the FCC finds that we have violated an applicable rule or regulation, due to a complaint, noncompliance with a fee payment or other reporting requirement or an internal investigation, the FCC retains broad authority to impose various sanctions or penalties. The FCC has issued an order eliminating the requirement that nondominant carriers maintain tariffs for their domestic interstate services on file at the FCC. Several carriers have appealed the FCC's order to the U.S. Court of Appeals for the District of Columbia and that court has stayed the FCC's order pending resolution of the appeal. If the FCC order becomes effective, nondominant interexchange carriers will need to find new means of providing notice to customers of prices, terms and conditions on which they offer their interstate services. The FCC released an order specifying how carriers should inform customers of their rates if detariffing occurs. Rate information is to be provided to customers by such means as posting the rates on a carrier's World Wide Web site. Elimination of tariffs will require that we secure with each of our customers contractual agreements containing the terms of the services offered. To the extent that disputes arise over such contracts, carriers, including us, may no longer resort to the legal doctrine that the terms of a filed tariff supersede individual contract language.

     International Service Regulation. As a provider of international telecommunications services, we must comply with the federal statutory and regulatory requirements of common carriage under the 1934 Communications Act. International common carriers must obtain authority from the FCC under Section 214 of the 1934 Communications Act and file a tariff containing the rates, terms, and conditions applicable to their services before initiating their international telecommunications services. We hold global authority from the FCC to provide resale of switched services and private line services (where permitted by the FCC) and to provide facilities-based services. We maintain an international tariff on file with the FCC. International telecommunications service providers must also file with the FCC:

     - copies of their contracts with other carriers,

     - certain foreign carrier agreements, and

     - various reports regarding their international revenue, traffic flows and use of international facilities.

     Carriers holding Section 214 authority must also comply with FCC rules requiring, among other things, prior approval for most transfers of control and assignments.

     Authorized international carriers must also comply with the FCC's international service regulations, including the International Settlements Policy ("ISPY") which governs:

     - the payment settlements between U.S. common carriers and their foreign correspondents for terminating traffic over each other's networks,

     - the accounting rates for such settlements, and

     - the permissible deviations from these policies.

     The ISPY applies to both resale and facilities-based operations. To the extent that we acquire or own facilities that permit us to carry international traffic, the FCC may pay particular attention to our compliance with that policy.

     The FCC also recently approved significant reform of its ISPY, and deregulated intercarrier settlement arrangements between U.S. carriers and non-dominant foreign carriers and arrangements with all foreign carriers on competitive routes. Specifically, the new FCC rules generally eliminated the ISPY and contract filing requirements for arrangements with foreign carriers that lack market power. The recent

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ISPY reform also changed the FCC's private line resale (or international simple resale ("ISR")) policy, which prohibits carriers from using private line circuits to provide switched services to a foreign country unless the FCC has approved that foreign route for ISR service. The FCC will approve a foreign route for ISR if it finds that the country offers equivalent resale opportunities to engage in similar activities in that country or, with WTO countries, if the local telecommunications provider charges U.S. carriers rates at or below the FCC-determined rate for terminating U.S. traffic (the "Benchmark Rate"). The new ISPY reform effectively permits ISR arrangements with nondominant foreign carriers. Where U.S. carriers enter into agreements with dominant foreign carriers, ISR will continue to be permitted on those foreign routes approved by the FCC. The ISPY reform will open new opportunities for U.S. carriers to enter into innovative, economic traffic arrangements with foreign carriers, but will also likely increase competition in the international services market.

     The FCC also streamlined Section 214 license and related requirements. While these rule changes may provide carriers with more flexibility to respond more rapidly to changes in the global telecommunications market, they will also likely increase the level of competition in the international telecommunications marketplace.

     Wireless Services. We own and maintain a variety of telecommunications infrastructures and we hold various FCC and international licenses to transmit voice and data. We currently hold numerous FCC licenses to provide land mobile, microwave and satellite communications services. See "-- Licenses."

     FCC licensees authorized to provide microwave, satellite earth station and land mobile service must comply with requirements under Title III of the 1934 Communications Act and a variety of detailed licensing, operational and technical requirements specific to each service. Among other requirements, licensees seeking to alter the technical or operational configurations of their equipment or to continue operating beyond the expiration date of the licenses must seek additional prior authority from the FCC. FCC rules also contain various other requirements such as restrictions on proposed transfers of control or assignments and required compliance with relevant Federal Aviation Administration rules on wireless tower construction and operation. The FCC generally retains the right to sanction a carrier or revoke its authorizations if a carrier violates applicable laws or regulations.

     The FCC continues to refine its wireless rules for each service area to accommodate advances in technology, developing markets and new service arrangements, to implement certain provisions of the 1996 Telecommunications Act, and to eliminate confusing, outdated, redundant or otherwise burdensome regulation. Opportunities to obtain new common carrier wireless licenses are often limited by the FCC's auction process under which the FCC assigns wireless licenses to the highest bidder.

     The 1934 Communications Act generally limits direct foreign ownership of wireless licenses to 20%, but provides for indirect foreign ownership holdings above 25% upon FCC approval. In its order implementing the U.S. commitment under the WTO Agreement, the FCC established new rules that effectively relax the foreign ownership limits for common carrier wireless licenses. Specifically, the new rules allow for up to 100% indirect ownership of wireless licenses by foreign interests from countries that are members of the WTO upon FCC review and approval from countries that have participated in the WTO Agreement.

     Access Charges. The cost of providing long distance and local exchange services will be affected by changes in the "access charge" rates imposed by ILECs on long distance carriers for origination and termination of calls over local facilities. The term "access service" describes the use of local exchange facilities for the origination and termination of interexchange communications. On May 16, 1997, the FCC released an order intended to reform the FCC's system of interstate access charges to make that regime compatible with the pro-competitive deregulatory framework of the 1996 Telecommunications Act. The FCC's access reform order adopts various changes to federal policies governing interstate access service

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pricing designed to move access charges, over time, to more economically efficient levels and rate structures. Among other things, the FCC:

     - modified rate structures for certain non-traffic sensitive access rate elements, moving some costs from a per-minute-of-use basis to flat-rate recovery, including one new flat rate element,

     - changed its structure for interstate transport services, and

     - affirmed interstate access charges do not apply to ISPs.

     On August 18, 1998, the Eighth Circuit affirmed the FCC's access reform order.

     On April 5, 1999, U S West filed a petition with the FCC asking the FCC to find that IP telephony services are telecommunications services, not enhanced services or information services, and therefore should be subject to access charge and universal service obligations. We cannot predict how the FCC will rule on U S West's petition. If the FCC does ultimately determine that IP telephony is subject to the FCC's access charge and universal service regimes, such a ruling would likely substantially increase the costs of providing IP telephony. U S West filed similar requests before the Nebraska Public Service Commission and the Colorado Public Utility Commission, however neither of these commissions reached decision on these issues.

     In response to claims that existing access charge levels are excessive, the FCC stated that it would rely on market forces first to drive prices for interstate access to competitive levels but that a "prescriptive" approach might be considered if necessary. In the absence of competition, the FCC stated that it might specify the nature and timing of changes to existing access rate levels. On August 5, 1999, the FCC adopted an order granting ILECs additional pricing flexibility, implementing certain access charge reforms, and seeking comments on others. The order provides a framework of "triggers" to provide those companies with greater pricing flexibility to set interstate access rates as competition increases. The order also initiated a rulemaking to determine whether the FCC should regulate the access charges of CLECs. If this increased pricing flexibility for price cap ILECs is not effectively monitored, or if the FCC regulates CLEC access charges, it could have a material adverse impact on our ability to price our own interstate access services competitively.

     Some long distance carriers, including AT&T and Sprint, have challenged the switched access rates of CLECs and have withheld some or all payments for the switched access services that they continue to receive. Those long distance carriers have challenged CLEC switched access charges arguing that they are higher than those of the ILEC serving the same territory and are therefore unjust and unreasonable. In a specific complaint case brought by a long distance carrier, the FCC recently confirmed the obligation of a long distance carrier to pay a CLEC's tariffed rates for originating access that it received. In contrast, several states have proposed or required that CLEC access charges be limited to those charged by ILECs operating in the same area as the CLEC with respect to calls originating or terminating in such area, except where the CLEC in question can establish that its costs justify a higher access rate through a formal cost proceeding. The FCC and state commissions are currently considering the switched access rate level issue. Our switched access rates will have to be adjusted to comport with future decisions of the FCC and state commissions and these adjustments could have a material adverse effect on our business, financial condition, results of operations and cash flow.

     Line Sharing. On November 18, 1999, the FCC adopted a new order requiring ILECs to provide line sharing, which will allow CLECs to offer data services over the same line the consumer uses for voice services without the CLECs being required to offer the voice services. State commissions have been authorized to establish the prices to the CLECs for such services. The decision has been appealed.

     Universal Service Charges. In 1997, the FCC released an order establishing a significantly expanded federal universal service subsidy regime. Specifically, the FCC established new universal service funds to support telecommunications and information services provided to qualifying schools, libraries and rural health care providers, and expanded the federal subsidies for local telephone services provided to low-income consumers. The FCC collects money to fund this expanded regime from interstate carriers and
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certain other entities. Our payments for the schools and libraries and rural health care fund depend on estimated quarterly intrastate, interstate and international gross end-user telecommunications revenues. Contribution factors vary quarterly and the FCC bills carriers on a monthly basis. Contribution factors for the first quarter of 2000 are 5.877%. Because the contribution factors do vary quarterly, we cannot currently accurately determine the annualized impact on our annual performance. Several parties have appealed the FCC's universal service order. The United States Court of Appeals for the Fifth Circuit upheld the order in most respects, but has rejected the FCC's effort to base contributions in part on intrastate revenues. The FCC's universal service program may also be altered as a result of the agency's reconsideration of its policies, or by future Congressional action.

     The FCC may also issue new regulations governing the treatment of calls to ISPs for the purposes of universal service obligations. In a recent report to Congress, the FCC clarified that carriers must consider revenues earned from the transmission services supplied to ISPs when calculating universal service obligations. The FCC plans to address in the future the contribution obligations, if any, of ISPs using their own facilities and ISPs providing phone-to-phone IP telephony. We cannot predict the outcome of these proceedings or their potential effect on our operations.

     Internet Services. There are currently few U.S. laws or regulations that specifically regulate communications or commerce over the Internet. One area in which Congress did attempt to regulate information over the Internet involved the dissemination of obscene or indecent materials. The constitutionality of those provisions have been debated in litigation ongoing today and has been subject to further litigation. It is possible that in the future laws and regulations could be adopted which address matters such as user privacy, copyrights, pricing and the characteristics and quality of Internet services, among other areas. Internet-related legislation and regulatory policies are continuing to develop and we could be subject to increased regulation in the future. Laws or regulations could be adopted in the future or existing laws and regulations could be applied to the Internet that may decrease the growth and expansion of the Internet's use, increase our cost of doing business, or otherwise adversely affect our business.

     In addition, in 1998 Congress passed the Digital Millennium Copyright Act. That act provides ISPs that comply with its requirements numerous protections from certain types of copyright liability. To the extent that we have not met those requirements, third parties could seek recovery from us for copyright infringements caused by our Internet customers.

     The law relating to the liability of ISPs for information carried on or disseminated through their networks is currently unsettled. It is possible that claims could be made against ISPs for defamation, negligence, copyright or trademark infringement, or on other theories based on the nature and content of the materials disseminated through their networks. We could be required to implement measures to reduce our exposure to potential liability, which may require, for instance, the expenditure of resources or the discontinuance or modification of certain product or service offerings. Costs that may be incurred as a result of contesting any claims relating to our services or the consequent imposition of liability could have a material adverse effect on our business, financial condition, results of operations and cash flow.

     The Eighth Circuit found that the FCC has a reasonable basis for not requiring ISPs to pay access charges. In June 1997, every RBOC advised CLECs that they did not consider calls in the same local calling area from RBOC served customers to CLEC served ISPs, to be local calls under the interconnection agreements between the RBOCs and the CLECs. The RBOCs also claimed that the FCC exempted these calls from access charges, and therefore that CLECs could not recover compensation for transporting and terminating such calls. As a result, the RBOCs threatened to withhold, and in many cases did withhold, reciprocal compensation for the transport and termination of such calls. To date, numerous state commissions have ruled on this issue in the context of state commission arbitration proceedings or enforcement proceedings. Of the over 30 state commissions that have considered this issue, almost all have held that RBOCs must pay reciprocal compensation for such calls. Various entities have appealed these decisions. We cannot predict the outcome of pending or future appeals.

     On February 26, 1999, the FCC determined that calls made to ISPs are largely interstate in nature, and requested comments regarding how this traffic should be regulated once existing interconnection agreements expire. However, the FCC also determined that since federal law did not govern compensation for this traffic when existing interconnection agreements were signed, the states could determine whether carriers should pay reciprocal compensation for these calls under existing agreements. There is a risk that state commissions which previously considered this issue and ordered the payment of reciprocal compensation could revisit this issue on their own volition or at the request of an ILEC, and revise their prior decisions on this issue. Of the seven Federal District Courts and three Courts of Appeal that have reviewed this issue on the merits to date, all have upheld state decisions requiring that reciprocal compensation be paid for ISP-bound traffic.

     On March 24, 2000, the U.S. Court of Appeals for the District of Columbia Circuit vacated the FCC's February 26, 1999 ruling that Internet-bound calls are jurisdictionally interstate and therefore not local calls for which reciprocal compensation is owed. The Court remanded the proceeding to the FCC for a further review of the nature of these calls for purposes of reciprocal compensation. We cannot predict the impact of the Court's ruling on pending or future proceedings at this time.

STATE REGULATION

     Most states require carriers to obtain a certification or other authorization before offering local exchange and long distance intrastate services. These certifications generally require a showing that the carrier has adequate financial, managerial and technical resources to offer the proposed services in a manner consistent with the public interest. We hold long distance authorization in most, but not all, of the states in which certificates are required. In addition most states impose tariff requirements on carriers and require that common carriers charge just and reasonable rates and not discriminate among similarly situated customers. Some states also require the filing of periodic reports, the payment of various regulatory fees and surcharges, and compliance with service standards and consumer protection rules. States often require prior approvals or notifications for certain transfers of assets (such as fiber cable or other telecommunications facilities), customers, or ownership. Some states also require approval or notice for the issuance of securities or debt or for name changes. We have sought or expect to seek various additional authority in some states. We cannot guarantee that we will be able to successfully obtain such approvals. States generally retain the right to sanction a carrier or to revoke certifications if a carrier violates relevant laws and/or regulations. If any state regulatory agency concluded that we provide intrastate service without the appropriate authority, or that we are not otherwise in compliance with state public utility commission rules, that agency could initiate enforcement actions, potentially including the imposition of fines, the disgorging of revenues, or the refusal to grant the regulatory authority necessary for the future provision of intrastate telecommunications services. We hold authority to provide long distance and competitive local exchange services in certain states including Arkansas, Kansas, Louisiana, Oklahoma, Texas and Arizona, and have authority to provide interexchange service in at least 41 states.

     In addition, carriers providing intrastate services must comply with state utility commission rules and policies with respect to ILEC and CLEC competition, geographic build out, mandatory de-tariffing and other matters. Certain states have adopted specific universal service funding obligations. Numerous other states have also instituted proceedings to adopt state universal service funding obligations rules. State commissions generally have authority to impose sanctions on carriers ranging from fines to license revocation to address non-compliance with the states' particular regulatory policies and requirements.

     State regulatory agencies also regulate access charges and other pricing for telecommunications services within each state. The RBOCs and other LECs have sought reductions in state regulatory requirements, including greater pricing flexibility. If regulators allow variable pricing of access charges based on volume, we could face a competitive disadvantage in competing against larger long distance carriers. We also could face increased price competition from the RBOCs and other LECs for local and long distance services. In addition, the removal of former restrictions on long distance service offerings by the RBOCs as a result of the 1996 Telecommunications Act could further increase competition. We cannot predict what impact of such rule changes might have on our operations.

LOCAL GOVERNMENT AUTHORIZATIONS

     We also own telecommunications facilities that may be subject to certain local government requirements. In particular, facilities-based companies must generally obtain street use and construction permits and licenses and/or franchises to install and expand fiber networks using municipal rights of way. While regulation of municipal rights of way generally remains a matter under local jurisdiction, some states have enacted or are considering enacting measures that affect the ability of local governments to impose certain types of restrictions on franchisees or to require certain types of concessions from carriers seeking franchise agreements.

     Termination of our existing franchise or license agreements before their expiration dates or failure to renew those agreements and any resulting requirement to remove facilities could have a material adverse effect on our business, financial condition, results of operations and cash flow. In some municipalities carriers must pay license or franchise fees based on a percentage of gross revenues or on a per linear foot basis, as well as post performance bonds or letters of credit. We cannot guarantee that we can retain existing franchises or that franchise fees will remain at their current levels.

FOREIGN REGULATION

     International telecommunications providers are subject to varying degrees of regulation in each of the jurisdictions in which they provide service. Local laws and regulations, and the interpretation of such laws and regulations, differ significantly from country to country. To the extent that we provide, now or in the future, services in non-U.S. countries, we must comply with the laws and regulations of foreign countries. The nature and extent of telecommunications regulation varies significantly from country to country and may include requirements that reflect closed or limited market access. We may also face burdensome requirements to obtain initial licensing and encounter operational and rate requirements in the relevant countries. For example, many countries, including Mexico, have international settlements policies similar to the one imposed by the U.S. Such policies and their enforcement vary between different countries. To the extent that we provide service between the U.S. and other countries, various international settlement policies may apply.

LICENSES

     We have received authorization, by virtue of state certification, tariff, registration, or on a deregulated basis, to provide resold long distance services in at least 41 states. In order to provide wireless mobile services, we own various radio systems that provide two-way voice communications and have obtained approximately 35 FCC licenses with approximately 300 frequency pairs. These licenses have varying terms that expire and will require renewal. As each license comes due for renewal, we will evaluate the need for such license and elect to either renew the license or let it expire where, for example, we expect no further need to use a particular license. These FCC wireless licenses allow us to provide two-way wireless radio services along the Texas and Louisiana Gulf Coast and offshore to oil and gas-related companies. Each frequency pair allows two-way transmission and reception. We hold approximately 20 microwave FCC licenses providing voice and data services along the Texas and Louisiana Gulf Coast and offshore to drilling, production and related companies. We hold four C band fixed earth station authorizations. We also hold seven authorizations that permit us to own and operate a network of Very Small Aperture Terminal ("VSAT") networks that operate in the Ku band.

     We also operate as an FCC certificated Section 214 carrier to provide resold switched telecommunications services. We have obtained common carrier authority from the FCC to provide global resale of switched and private line services as well as global facilities.

     We currently provide international facilities-based private line service on a private carrier basis into Bolivia, Bosnia, Croatia, Ecuador, Hungary and Russia. As part of our plans to increase service offerings, we have obtained authority to provide competitive local exchange services and long distance services in Arizona, Arkansas, Kansas, Louisiana, Oklahoma and Texas. In addition, we have received approval to have pole attachment rights to existing or future facilities of Entergy, BellSouth and the State of

Louisiana. Pole attachment rights allow us to attach our own fiber cable to other parties' respective utility poles. In addition, we own installed fiber cable placed under various public and private rights of way.

DIGITAL WIRETAPPING

     The Communications Assistance to Law Enforcement Act ("CALEA"), enacted in 1994, requires telecommunications carriers to make available certain telecommunications capabilities to U.S. law enforcement officials to permit those authorities to continue to intercept communications involving advanced technologies such as digital and wireless transmission communications. CALEA imposes certain obligations on carriers to ensure that their equipment, facilities and services will meet capability and capacity requirements in order to provide law enforcement agencies the ability to intercept wireline and wireless communications transmitted over those carrier's networks. Courts may impose fines of up to $10,000 per day on telecommunications carriers that fail to meet the required capability functions, as determined by industry standards. Under procedures specified in CALEA, the U.S. Department of Justice ("DOJ") recently filed a petition at the FCC challenging the technical capability standard developed by the telecommunications industry. Because of the disputed standard, several carriers sought an FCC extension of the October 25, 1998 capability compliance deadline. The FCC recently extended the compliance date for the CALEA capability requirements to June 30, 2000 to permit manufacturers sufficient time to develop CALEA compliant equipment. In the meantime, we expect the FCC to issue shortly an order identifying the capabilities carriers, such as us, will have to provide to law enforcement officials in order to meet CALEA's requirements. Telecommunications carriers must also meet CALEA capacity requirement mandating that by March 12, 2001, carriers enable a specific number of simultaneous interceptions determined on a geographic basis. We cannot predict the nature and extent of the impact the CALEA requirements will have on us or on telecommunications carriers in general.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers, and their respective ages, as of the date of this prospectus supplement are as follows:

NAME                                   AGE                     POSITION(S)
----                                   ---                     -----------
Jere W. Thompson, Jr. ...............  43     Chairman of the Board, Chief Executive Officer
                                              and Director
Leo J. Cyr...........................  44     President, Chief Operating Officer and
                                              Director
Ignatius W. Leonards.................  46     Vice Chairman of the Board and Director
Kevin W. McAleer.....................  49     Senior Vice President, Chief Financial
                                              Officer, Treasurer and Secretary
Timothy W. Rogers....................  37     Executive Vice President of Integrated
                                              Services Sales and Marketing and Director
T. George Hess.......................  55     Senior Vice President of Network Services
Claude A. Robertson..................  37     Senior Vice President of Carrier Sales
Kenneth L. Monblatt..................  34     Senior Vice President, Chief Information
                                              Officer
Matthew M. Kingsley..................  35     Corporate Controller
Mark Langdale........................  45     Director
Christopher J. Amenson...............  49     Director
John R. Harris.......................  51     Director

     Jere W. Thompson, Jr. has served as Chairman of the Board and Chief Executive Officer of CapRock since its formation in February 1998. Mr. Thompson also has served as President of CapRock Telecommunications, one of our predecessor companies, since April 1994, and since July 1992, upon founding CapRock Fiber, another of our predecessor companies, as the President of its general partner. In 1987, Mr. Thompson joined The Thompson Company, an investment company, where he became a Vice President and assisted in the acquisition and management of several of The Thompson Company portfolio companies. From 1982 to 1986, Mr. Thompson worked in commercial real estate as a broker and then with Trammell Crow Community Development Company. Since 1989, Mr. Thompson has been a member of the board of directors and since 1995 he has served as Chairman of the North Texas Tollway Authority and its predecessor, the Texas Turnpike Authority. Mr. Thompson is also a board member of Cistercian Preparatory School and the Southwestern Medical Foundation. Mr. Thompson has a B.A. in Economics from Stanford University and a M.B.A. from the University of Texas Graduate School of Business.

     Leo J. Cyr has served as President, Chief Operating Officer and Director of CapRock since October 1999. Prior thereto, Mr. Cyr was Senior Vice President of MCI WorldCom's Intelligent Network Architecture and Development Organization from September 1998 to September 1999, where he was responsible for designing and maintaining intelligent network systems. Mr. Cyr spent 13 years with MCI in various operational positions and as Vice President and Senior Vice President of several engineering organizations. Additionally, Mr. Cyr was President, CEO and co-founder of Unisite, Inc., a successful start-up company managing wireless sites supporting multiple wireless operators. Prior to joining MCI WorldCom, Mr. Cyr spent five years in the U.S. Army and worked with Peat Marwick Mitchell & Co. as a management consultant. Mr. Cyr holds an engineering degree from the U.S. Military Academy.

     Ignatius W. Leonards has served as Vice Chairman of the Board of CapRock since its formation in February 1998 and was its President until October 1999. Mr. Leonards has served as Chairman of the Board, Chief Executive Officer and a director of IWL Communications since founding IWL Communications in 1981 and served as President from 1981 until February 1997. Mr. Leonards has an industrial electronics degree from the T.H. Harris Technical Institute in Opelousas, Louisiana.

     Kevin W. McAleer has served as Senior Vice President and Chief Financial Officer of CapRock since April 1998 and as Treasurer and Secretary since August 1998. From 1996 to 1997, Mr. McAleer served as

Chief Financial Officer, Secretary and as a member of the Executive Management Committee of American Pad and Paper Co., one of the largest manufacturers and marketers of paper-based office products in North America. From 1990 to 1996, Mr. McAleer served as Executive Vice President, Chief Financial Officer and as a member of the Executive Management Committee of Rexene Corporation, which manufactures plastic film and plastic resins. From 1985 to 1990, Mr. McAleer served as Senior Vice President-Administration, Chief Financial Officer, Secretary and Treasurer, and as a member of the Executive Management Committee and the Board of Directors of Varo, Inc., which manufactures electronics supplied primarily to U.S. military agencies, such as proprietary night vision systems, high-reliability power systems and airborne missile launchers. From 1981 to 1985, Mr. McAleer served as Vice President-Finance, Chief Financial Officer, Secretary and Treasurer, and as a member of the Executive Management Committee of Tocom, Inc., which designs and manufactures high-technology communications products and services for the cable industry. Mr. McAleer is a certified public accountant and is a member of the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants. Mr. McAleer has a B.S. in Accounting/Economics from LaSalle University in Philadelphia, Pennsylvania.

     Timothy W. Rogers has served as Executive Vice President of Integrated Services Sales and Marketing since January 2000 and as a director of CapRock since its formation in February 1998. From February 1998 until January 2000, Mr. Rogers served as Executive Vice President of Retail Sales and Network Operations of CapRock. Mr. Rogers served as Executive Vice President of Retail Sales and Network Operations and as a Director of CapRock Telecommunications since April 1994. In 1992, Mr. Rogers co-founded Synergy Telecommunications, Inc., a telecommunications company responsible for marketing a fiber network in West Texas, Oklahoma, Colorado and New Mexico, and from February 1992 to April 1994 served as one of its three executive officers. In April 1994, CapRock Investors purchased half of Synergy and subsequently Synergy changed its name to CapRock Telecommunications. From August 1989 to December 1991, Mr. Rogers was a sales manager of Qwest. From July 1988 to August 1989, Mr. Rogers was a Senior Account Executive for Southwest Network Services. From April 1987 to June 1988, Mr. Rogers was an account executive with Sprint. Mr. Rogers has a B.B.A. in Marketing from Southwest Texas State University.

     T. George Hess has served as Senior Vice President of Network Services of CapRock since January 2000. From April 1998 until January 2000, Mr. Hess served as Assistant Vice President Operations and Service Delivery for GTE Internetworking, a division of GTE providing Internet services to medium and large corporations, where he was responsible for broadband provisioning, network control center and the technical workforce for the 17,000 mile Internet backbone network. Prior to joining GTE, Mr. Hess was Chief Operating Officer for Digital Teleport Inc. in St. Louis where he raised capital for a six state fiber network. From 1996 to 1997 Mr. Hess was Chief Service Officer for Tie Communications and responsible for consolidating customer service operations into a single center. From 1993 to 1996, Mr. Hess was Chief Service Officer for MFS Intelenet, the CLEC business unit of MFS Communications Company, Inc., where he was responsible for switch maintenance, engineering, provisioning, installation and repair, customer service, billing and network control center operations. Mr. Hess spent 16 years with United Telecommunications holding a number of management positions including Vice President Voice Services where he created the operator services organization for Sprint. Mr. Hess started his telecommunications career at Ohio Bell in 1967 after graduating from Ohio Wesleyan.

     Claude A. Robertson has been with CapRock since February 1998. Mr. Robertson joined CapRock as the director of Carrier Sales, and was promoted to Vice President of Carrier Sales in June 1998. In February 2000, Mr. Robertson was promoted to Senior Vice President of Carrier Sales. From 1996 to January 1998, Mr. Robertson served as City Vice President at MFS WorldCom, Inc. in Denver. From 1994 to 1996, he served as Senior Account Executive at MFS Communications. From 1988 to 1993 Mr. Robertson worked for Sprint Communications and held various sales positions with the firm. Mr. Robertson graduated from Texas A&M University with a degree in Finance.

     Kenneth L. Monblatt started as the Senior Vice President and Chief Information Officer of CapRock in February 2000. From 1999 to 2000, Mr. Monblatt served as the Senior Vice President and Chief

Information Officer of PageNet. From 1995 to 1999, Mr. Monblatt served in several senior management roles as a Director of Information Technology for PrimeCo Personal Communications. From 1987 to 1995, Mr. Monblatt served in a management consulting capacity with several top tier consulting companies including TRW (formerly BDM), American Management Systems and Modis Solutions (formerly Berger & Co.). Consulting engagements centered on strategy, business development, process development and large-scale systems implementations for communications providers worldwide. Mr. Monblatt has his B.S. in Management Information Systems from University of Maryland, in addition to executive program certifications from Yale School of Management and Stanford's Graduate School of Business.

     Matthew M. Kingsley has served as Corporate Controller of CapRock since August 1998. From August 1996 to August 1998, Mr. Kingsley was an audit manager for KPMG LLP and held various positions with that firm from January 1988 until February 1992. From February 1992 until August 1996, Mr. Kingsley held various positions, including Senior Manager of Financial Planning, with DSC Communications Corporation, a telecommunications equipment manufacturer. Mr. Kingsley is a certified public accountant and is a member of the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants. Mr. Kingsley has a B.B.A. in Accounting from the University of Wisconsin.

     Mark Langdale has served as a director of CapRock since its formation in February 1998. Mr. Langdale served as a Director of CapRock Telecommunications since April 1994 and Secretary of the general partner of CapRock Fiber since 1992. Mr. Langdale is President of Posadas USA, Inc., a subsidiary of Grupo Posadas S.A. De C.V., a hotel management company domiciled in Mexico, a position he has held since 1989. From 1987 to 1989, he served as Vice President for Thompson Realty Company, a real estate investment company. Mr. Langdale currently serves as a member of the Board of Directors of Grupo Posadas S.A. De C.V. and as Chairman of the Texas Department of Economic Development. Mr. Langdale earned his LL.B. at the University of Houston and a B.B.A. with honors in Finance at the University of Texas.

     Christopher J. Amenson has served as a director of CapRock since its formation in February 1998. Mr. Amenson has served as a director of IWL Communications since June 1997. Mr. Amenson has served as President and Chief Operating Officer of SBS Technologies, Inc., a manufacturer of computer components, since April 1992 and as a director since August 1992. In October 1996 he became the Chief Executive Officer and in May 1997 he became Chairman of the Board of Directors of SBS Technologies, Inc. For five years before joining SBS Technologies, Inc., Mr. Amenson was President of Industrial Analytics, Inc., a Boston-based investment banking firm. Mr. Amenson holds a B.A. Degree in Government from the University of Notre Dame and a Master's Degree in Business Management from the Sloan Fellows Program at the Massachusetts Institute of Technology.

     John R. Harris has served as a director of CapRock since August 1998. Since December 1999, Mr. Harris has served as President and Chief Executive Officer of ztango.com, a wireless Internet software and services company. Prior thereto, Mr. Harris served as a Corporate Vice President at Electronic Data Systems Corporation, an information and technology outsourcing and data processing company ("EDS"), from 1997 until March 31, 1999 (when he resigned from EDS), where he was responsible for marketing and corporate strategy. From 1989 to 1997, he served as President of the Communications Industry Group at EDS where he was responsible for four business units directed toward wirelines, wireless, media and interactive services. Mr. Harris is on the Board of Directors of Applied Graphics Technologies, Inc., an independent provider of digital prepress services. Mr. Harris received his undergraduate and graduate degrees in business administration from West Georgia University.

                             PRINCIPAL SHAREHOLDERS

     The following table shows information concerning the beneficial ownership of our Common Stock as of March 31, 2000, by: (1) each director, our Chief Executive Officer and our other four most highly compensated executive officers in fiscal year 1999, (2) each person we know to beneficially own more than 5% of the outstanding shares of our Common Stock; and (3) all of our officers and directors as a group. The address for Messrs. Thompson, Jr., Cyr, Rogers, Roberts, Terrell, McAleer, CapRock Investors and Greenway Holdings, L.P. is 15601 Dallas Parkway, Suite 700, Dallas, Texas 75001. The address for Mr. Leonards is 12000 Aerospace Ave., Suite 200, Houston, Texas 77034.

                                                               NUMBER OF SHARES      PERCENT
NAME AND ADDRESS                                              BENEFICIALLY OWNED   OF CLASS(1)
----------------                                              ------------------   -----------
Jere W. Thompson, Jr.(2)....................................       7,461,776            22.3%
Leo J. Cyr(3)...............................................         100,000               *
Ignatius W. Leonards(4).....................................       1,693,510             5.1%
Timothy W. Rogers(5)........................................       2,679,610             8.0%
Scott L. Roberts(6).........................................       2,595,110             7.8%
Timothy M. Terrell(7).......................................       2,573,110             7.7%
Kevin W. McAleer(8).........................................          20,000               *
Mark Langdale(9)............................................       8,344,967            25.0%
  5950 Berkshire, Suite 990
  Dallas, TX 75225
Christopher J. Amenson(10)..................................          12,665               *
  c/o SBS Technologies, Inc.
  2400 Louisiana Blvd., N.E.
  AFC Building 5, Suite 600
  Albuquerque, NM 87110
John R. Harris(11)..........................................          10,999               *
  4225 Versailles Avenue
  Dallas, TX 75205
Jere W. Thompson, Sr.(12)...................................       7,025,046            21.0%
  Two Turtle Creek Village
  3838 Oak Lawn Ave., Suite 1850
  Dallas, TX 75219
Greenway Holdings, L.P.(2)..................................       2,014,082             6.0%
CapRock Investors(2)........................................       4,320,981            12.9%
All executive officers and directors as a group(13) (twelve
  persons)..................................................      15,948,814            47.6%

---------------

  *  Less than 1% of the outstanding shares of the class.

 (1) Based upon 33,440,856 shares of Common Stock issued and outstanding as of March 31, 2000, and excluding any shares that may be sold by us in our concurrent offering of Common Stock. The information contained in this table with respect to beneficial ownership reflects "beneficial ownership" as defined in Rule 13d-3 under the Securities Exchange Act of 1934, which means generally any person who, directly or indirectly, has or shares voting power or investment power with respect to a security. Shares of Common Stock not outstanding but deemed beneficially owned by virtue of the right of an individual or group to acquire such shares within 60 days after March 31, 2000 are treated as outstanding only when determining the amount and percentage of Common Stock owned by such individual or group. All information with respect to the beneficial ownership of any principal shareholder was furnished by such principal shareholder and we believe that, except as otherwise noted or pursuant to community property laws, each shareholder has sole voting and investment power with respect to shares shown.

 (2) Includes 4,320,981 shares held of record by CapRock Investors, 108,932 shares held of record by CapRock Systems, Inc., 2,014,082 shares held of record by Greenway Holdings, L.P. CapRock

     Investors is a Texas joint venture, of which Jere W. Thompson, Jr. is the managing venturer and in which he owns a controlling interest and 17,000 shares subject to currently exercisable options. The Joint Venture Agreement of CapRock Investors grants to Mr. Thompson, Jr. certain authority, including the authority to decide and cast all votes on behalf of CapRock Investors as a shareholder of CapRock. As a consequence, both CapRock Investors and Mr. Thompson, Jr. may each be deemed to be the beneficial owner of all of the shares. CapRock Systems, Inc. is a Texas corporation of which Mr. Thompson, Jr. owns 50% of the outstanding common stock and is an officer and a director; as a result he has shared voting, investment, and dispositive power with respect to the 108,932 shares held by CapRock Systems, Inc. Greenway Holdings, L.P. is a Texas limited partnership of which Mr. Thompson, Jr. is the general partner and has sole voting, investment and dispositive power; as a result, he may be deemed to be the beneficial owner of all of the shares held of record by Greenway Holdings, L.P.

 (3) Represents 100,000 shares of restricted stock issued under the Company's 1998 Equity Incentive Plan and subject to vesting in equal installments over a three-year period beginning in 2000.

 (4) Includes 20,166 shares held by Ignatius W. Leonards as custodian for minor children and 12,500 shares subject to currently exercisable options.

 (5) Includes 8,970 shares held by Neal S. Rogers as custodian for minor children of Timothy W. Rogers and 12,500 shares subject to currently exercisable options. Neal S. Rogers is Timothy W. Roger's brother.

 (6) Includes 8,000 shares subject to currently exercisable options.

 (7) Includes 11,000 shares subject to currently exercisable options.

 (8) Represents 20,000 shares subject to currently exercisable options.

 (9) Includes 4,320,981 shares held of record by CapRock Investors, 108,932 shares held of record of CapRock Systems, Inc., 628,064 shares held of record by Mr. Langdale as Trustee of the Mark Langdale 1999 Trust u/a/d April 12, 1999, 628,064 shares held of record by Mr. Langdale as Trustee of the Patricia Langdale 1999 Trust u/a/d April 12, 1999 and 3,333 shares subject to currently exercisable options. Under the Joint Venture Agreement of CapRock Investors, the approval of a majority-in-interest of the venturers is required to approve the disposition of the shares. Because of the ownership interest of Jere W. Thompson, Jr., Mark Langdale, and Jere W. Thompson, Sr., two of the three acting together can authorize or prevent a disposition of the shares. As a result, each may be deemed to be the beneficial owner of all of the shares. CapRock Systems, Inc. is a Texas corporation of which Mr. Langdale owns 50% of the outstanding common stock and is an officer and a director; as a result he has shared voting, investment and dispositive power with respect to the 108,932 shares held by CapRock Systems, Inc.

(10) Includes 10,665 shares subject to currently exercisable options.

(11) Includes 3,999 shares subject to currently exercisable options.

(12) Includes 1,302,283 shares held of record by The Williamsburg Corporation, 4,320,981 shares held of record by CapRock Investors and 63,077 shares held of record by Jere W. Thompson, Sr.'s spouse. Under the Joint Venture Agreement of CapRock Investors, the approval of a majority-in-interest of the venturers is required to approve the disposition of the shares. Because of the ownership interest of Jere W. Thompson, Jr., Mark Langdale, and Jere
     W. Thompson, Sr., two of the three acting together can authorize or prevent a disposition of the shares. As a result, each may be deemed to be the beneficial owner of all of the shares. The Williamsburg Corporation is a Texas corporation, of which Mr. Thompson, Sr. is the president and a director; as a result he has shared voting, investment, and dispositive power with respect to the 1,302,283 shares held by The Williamsburg Corporation.

(13) Includes 95,997 shares subject to currently exercisable options and 115,000 shares of restricted stock subject to vesting provisions.

                DESCRIPTION OF OUTSTANDING MATERIAL INDEBTEDNESS

     CapRock has outstanding $150.0 million of 1998 Senior Notes due 2008 bearing interest at the rate of 12% per annum and $210.0 million of 1999 Senior Notes due 2009 bearing interest at the rate of 11 1/2% per annum. The 1998 Senior Notes and the 1999 Senior Notes are subject to the terms and conditions of indentures between CapRock and Chase Manhattan Trust Company, National Association (formerly known as PNC Bank, N.A.), as Trustee. The following summary highlights some provisions of the indentures.

     The 1998 Senior Notes will mature on July 15, 2008. Interest on the 1998 Senior Notes is payable semiannually in cash on January 15 and July 15 of each year, commencing January 15, 1999. The 1999 Senior Notes will mature on May 1, 2009. Interest on the 1999 Senior Notes is payable semiannually in cash on May 1 and November 1 of each year, commencing on November 1, 1999. The senior notes are general senior unsecured obligations of CapRock, and as such, rank pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness of CapRock. The senior notes are effectively subordinated in right of payment to all secured indebtedness of CapRock to the extent of the value of the assets securing such indebtedness. In addition, CapRock is a holding company, and the senior notes are effectively subordinated to all existing and future indebtedness and other liabilities (including trade payables) of CapRock's subsidiaries.

     The indentures contain covenants that, among other things, limit or prohibit us from engaging in certain transactions including the following:

     - Borrowing additional money,

     - Paying dividends or making other distributions to our shareholders,

     - Limiting the ability of subsidiaries to make payments to us,

     - Making certain investments,

     - Creating certain liens on our assets,

     - Selling certain assets and using the proceeds from those sales for certain purposes,

     - Entering into transactions with affiliates, and

     - Engaging in certain mergers or consolidations.

     The events of default under the senior notes include various events of default customary for such types of agreements including, among others, the failure to pay principal and interest when due on the senior notes, cross-defaults on other indebtedness, certain judgments, and certain events of bankruptcy, insolvency and reorganization.

            DESCRIPTION OF THE SERIES A CONVERTIBLE PREFERRED STOCK

     The following is a summary of the material provisions of the certificate of
designations and the   % Series A Convertible Redeemable Preferred Stock. Copies
of the certificate of designations and the form of Series A convertible preferred stock share certificate are available upon request at our address set forth under "Where You Can find More Information." This summary is not intended to be complete and is subject to, and is qualified in its entirety by reference to, the certificate of designations which will be filed with the SEC. The definitions of capitalized terms used in the following summary that are not defined herein are defined in the certificate of designations.

GENERAL

     At the consummation of this offering, we will issue 2,500,000 shares of our Series A convertible preferred stock, with a liquidation preference of $50 per share. When issued, the Series A convertible preferred stock will be validly issued, fully paid and nonassessable. The holders of the Series A convertible preferred stock will have no preemptive or preferential right to purchase or subscribe to stock, obligations, warrants or any other of our securities of any class. We have not applied and do not intend to apply to have the Series A convertible preferred stock approved for listing on any securities exchange.

RANKING

     The Series A convertible preferred stock will, with respect to dividend rights and rights on liquidation, dissolution or winding-up, rank:

     - junior to all our existing and future debt obligations, including our 1998 Senior Notes and our 1999 Senior Notes;

     - junior to "Senior Stock," which is each class of our capital stock or series of preferred stock established after the Series A convertible preferred stock by our board of directors that has terms which expressly provide that the class or series will rank senior to the Series A convertible preferred stock;

     - on a parity with "Parity Stock," which is each class of capital stock or series of preferred stock established after the Series A convertible preferred stock by our board of directors that has terms which expressly provide that the class or series will rank on a parity with the Series A convertible preferred stock; and

     - senior to "Junior Stock," which is our Common Stock and any other class of our capital stock established after the Series A convertible preferred stock by our board of directors whose terms do not expressly provide that the class or series ranks senior to, or on a parity with, our Series A convertible preferred stock.

     While any shares of Series A convertible preferred stock are outstanding, we may not authorize, create or increase the authorized amount of any class or series of capital stock that ranks senior to the Series A convertible preferred stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up without the consent of the holders of at least 66 2/3% of the outstanding shares of Series A convertible preferred stock. We may, however, without the consent of any holder of Series A convertible preferred stock, create additional classes of common stock, increase the authorized number of shares of preferred stock, increase the authorized number of shares of, issue additional shares of or issue series of preferred stock that ranks on a parity with, or junior to, the Series A convertible preferred stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding-up. See "-- Voting Rights."

DIVIDENDS

     Subject to the rights of any holders of Senior Stock and Parity Stock, holders of shares of Series A convertible preferred stock will be entitled to receive, when, as and if declared by our board of directors out of our funds which are legally available for payment, cumulative dividends
at the annual rate of   % of the liquidation preference of $50 per share of
Series A convertible preferred stock. This is equivalent to $     per share
annually.

     Dividends on the Series A convertible preferred stock will be payable quarterly on February 15, May 15, August 15 and November 15 of each year commencing August 15, 2000. The first dividend period will be longer than a quarter. Dividends will accrue from the most recent date as to which dividends have been paid or, if no dividends have been paid, from the date of the original issuance of the Series A convertible preferred stock. Each dividend will be payable to holders of record as they appear on our stock records at the close of business on the February 1, May 1, August 1 or November 1 immediately preceding the relevant dividend payment date, unless our board of directors has established an alternative record date and provided notice thereof. Each alternative record date will be established by our board of directors and will be not more than 60 days nor less than 15 days before the respective quarterly dividend payment date.

     Dividends will be cumulative from the quarterly dividend payment date, whether or not in any dividend period or periods we have funds legally available for the payment of dividends. Accumulations of dividends on shares of Series A convertible preferred stock will accrue and cumulate dividends at the rate per annum set forth above. Dividends payable on the Series A convertible preferred stock for any period greater or less than a full quarterly dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The certificate of designations will provide that we will take all actions required or permitted under Texas law to permit the payment of dividends on the Series A convertible preferred stock.

     At our option, any dividend on the Series A convertible preferred stock will be payable in:

     - cash;

     - shares of our Common Stock; or

     - a combination of cash and shares of our Common Stock.

     If we pay all or any part of a dividend in Common Stock, we must deliver to the dividend disbursing agent a sufficient number of shares of Common Stock that, upon resale by the dividend disbursing agent or its nominee, will result in net cash proceeds to allow the dividend disbursing agent to make the quarterly dividend payments in cash to the holders of the shares of Series A convertible preferred stock. All shares of Common Stock received by the dividend disbursing agent from us as dividends on the Series A convertible preferred stock will be promptly resold by the dividend disbursing agent or its nominee on behalf of the holders of the shares of Series A convertible preferred stock, and the holders of the shares of Series A convertible preferred stock will not receive any such shares. If the proceeds from the resale of the Common Stock does not result in a sufficient amount of cash to pay a dividend, we will promptly provide additional shares of Common Stock to the dividend disbursing agent in an amount sufficient to, upon the sale thereof, equal the difference between the amount of the dividend and the proceeds received from the first resale.

     All shares of Common Stock delivered to the dividend disbursing agent on the related dividend payment date in payment of dividends on the Series A convertible preferred stock will be freely transferable without restriction under the Securities Act.

     We will not declare or pay, or set apart any sum for the payment of dividends on any outstanding share of the Series A convertible preferred stock for any dividend period unless all dividends for all preceding dividend periods have been declared and paid, or declared and a sufficient sum set apart for the payment of the dividend, on all outstanding shares of Series A convertible preferred stock.

     We will not:

          (1) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock; or

          (2) redeem, purchase or otherwise acquire for consideration any Junior Stock through a sinking fund or otherwise; unless:

             (a) all accrued and unpaid dividends with respect to the Series A convertible preferred stock at the time these actions are taken have been paid or funds have been set apart for payment of these dividends; and

             (b) sufficient funds have been paid or set apart for, or a sufficient number of shares of common stock have been reserved for, the payment of the dividend for the current dividend period with respect to the Series A convertible preferred stock.

     We will not declare or pay any dividend on any Parity Stock unless full cumulative dividends have been paid on the Series A convertible preferred stock for all prior dividend periods unless the dividend declared on any Parity Stock is declared ratably in proportion to accrued and unpaid dividends on the Series A convertible preferred stock and the Parity Stock.

     Notwithstanding anything herein to the contrary, we may:

     - declare and pay dividends on Parity Stock which are payable solely in shares of Parity Stock or Junior Stock;

     - declare and pay dividends on Junior Stock which are payable solely in shares of Junior Stock;

     - declare and pay dividends on Parity Stock or Junior Stock by increasing the liquidation value of the Parity Stock or Junior Stock, as applicable;

     - repurchase, redeem or otherwise acquire Junior Stock in exchange for Junior Stock; or

     - repurchase, redeem or otherwise acquire Parity Stock in exchange for Parity Stock or Junior Stock.

     For the foreseeable future, we intend to pay all dividends on the Series A convertible preferred stock in shares of our Common Stock. If, in the future, we were to consider paying cash dividends on the Series A convertible preferred stock we would have to comply with the restrictions contained in our debt indentures. See "Risk Factors -- Limitations imposed by restrictive covenants could alter how we conduct business, and a default under our indentures could significantly impact our ability to repay our indebtedness."

     We will file a Current Report on Form 8-K with the SEC to publicly announce the number of shares of Common Stock delivered in payment of the dividends on the Series A convertible preferred stock.

REDEMPTION

  Mandatory Redemption

     On             , 2012 ("Mandatory Redemption Date"), subject to legal
availability of funds, we will be required to redeem all of the outstanding shares of the Series A convertible preferred stock at a redemption price, payable in cash, equal to the liquidation preference plus an amount equal to accumulated and unpaid dividends, if any, whether or not declared, to the date of redemption. We will not be required to make sinking fund payments with respect to the Series A convertible preferred stock. The certificate of designations for the Series A convertible preferred stock will provide that we will take all actions required or permitted under Texas law to permit the redemption.

  Provisional Redemption

     On or after             , 2002 but before             , 2003, if the
closing price of our Common Stock equals or exceeds 150% of the Conversion Price for at least 20 trading days within any 30 trading day period, we may redeem the Series A convertible preferred stock (a "Provisional Redemption"). If we redeem
the Series A convertible preferred stock, the redemption price will be   % of
the liquidation
preference, plus accumulated and unpaid dividends, if any, whether or not declared, to the redemption price (the "Provisional Redemption Date").

     If we undertake a Provisional Redemption, the holders of shares of Series A convertible preferred stock called for redemption also will receive an "additional payment" in an amount equal to the present value of the dividends that would have been payable on the Series A convertible preferred stock for the
period from the Provisional Redemption Date to             , 2003. The present
value will be calculated using a formula set forth in the certificate of designations.

     We may pay the redemption price, including any additional payment, at our option, in cash, in shares of Common Stock or a combination thereof. However, we may not pay in Common Stock unless we satisfy conditions specified in the certificate of designations before the Provisional Redemption Date.

     We will notify the holders of Series A convertible preferred stock not less than 30 nor more than 60 days before any Provisional Redemption Date.

LIQUIDATION PREFERENCE

     Upon our voluntary or involuntary liquidation, dissolution or winding-up, and subject to the rights of our creditors and holders of Senior Stock and Parity Stock, each holder of Series A convertible preferred stock will be entitled to be paid, out of our assets available for distribution to stockholders, an amount equal to the liquidation preference of $50 per share of Series A convertible preferred stock held by the holder, plus accumulated and unpaid dividends thereon to the date fixed for liquidation, dissolution or winding-up, before any distribution is made on any Junior Stock, including our Common Stock. If, upon our voluntary or involuntary liquidation, dissolution or winding-up, there are not sufficient assets to pay the amounts payable with respect to the Series A convertible preferred stock and all other Parity Stock in full, all accumulated and unpaid dividends on the Series A convertible preferred stock and all Parity Stock will be paid in full and then the holder of the Series A convertible preferred stock and the Parity Stock will share equally and ratably in any distribution of our assets in proportion to the other respective amounts to which they are entitled. After payment of the full amount of the liquidation preference of the Series A convertible preferred stock and any accrued and unpaid dividends, the holders of shares of Series A convertible preferred stock will not be entitled to any further participation in any distribution of our assets.

     Neither the sale, conveyance, exchange or transfer, whether for cash, shares of stock, securities or other consideration, of all or substantially all of our property or assets nor our consolidation or merger with or into, one or more entities will be deemed to be a liquidation, dissolution or winding-up.

     The certificate of designations will not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series A convertible preferred stock even though it is substantially in excess of the par value thereof.

VOTING RIGHTS

     The holders of Series A convertible preferred stock have no voting rights, except as otherwise required under Texas law or as provided in the certificate of designations.

     If:

          (1) dividends on the Series A convertible preferred stock are in arrears and unpaid for six or more dividend periods, whether or not consecutive;

          (2) we fail to redeem all of the Series A convertible preferred stock in cash on the Mandatory Redemption Date; or

          (3) we fail to offer to repurchase or, if the offer to repurchase is accepted, fail to repurchase shares of Series A convertible preferred stock if a Non-Stock Change of Control occurs (each a "Voting Rights Triggering Event");

then the holders of the outstanding shares of Series A convertible preferred stock, voting separately and as a class together with the holders of any Parity Stock upon which like rights have been conferred and are exercisable, will be entitled to elect to serve on our board of directors the lesser of:

             (a) two additional members to the board of directors, or

             (b) that number of directors constituting at least 25% of the members of the board of directors,

and the number of members of the board of directors will be immediately and automatically increased by that number. The voting rights of the Series A convertible preferred stock will continue until all Voting Rights Triggering Events are cured or waived, at which time the term of any directors elected pursuant to the provisions of this paragraph will terminate and the number of directors constituting the board of directors will be immediately and automatically decreased by that number.

     Without the approval of the holders of at least 66 2/3% of the then outstanding shares of Series A convertible preferred stock, we may not amend the Change of Control provisions of the Series A convertible preferred stock.

     Without the approval of the holders of at least a majority of the then outstanding shares of Series A convertible preferred stock, we may not:

     - amend the certificate of designations so as to affect adversely the specified rights, preferences, privileges or voting rights of holders of shares of the Series A convertible preferred stock;

     - increase or decrease the total number of authorized shares of Series A convertible preferred stock; or

     - waive any Voting Rights Triggering Event or compliance with any provision of the Series A convertible preferred stock.

The following will not require the consent of the holders of Series A convertible preferred stock and will not be deemed to affect adversely the rights, preferences, privileges or voting rights of shares of Series A convertible preferred stock:

     - the creation, authorization or issuance of any shares of Junior Stock or Parity Stock, including the designation of a series thereof within the existing class of preferred stock;

     - the decrease in the amount of authorized capital stock of any class, including any preferred stock other than Series A convertible preferred stock; or

     - the increase in the amount of authorized capital stock of any Parity Stock or Junior Stock.

CONVERSION RIGHTS

     Shares of Series A convertible preferred stock will be convertible, in whole or in part, at any time after the issue date, at the option of the holders thereof, into shares of Common Stock initially at the conversion price of $ per share, subject to adjustment as described below ("Conversion Price"). The right to convert shares of Series A convertible preferred stock called for redemption will terminate at the close of business on the day before the relevant redemption date.

     Conversion of shares of Series A convertible preferred stock, or a specified portion thereof, may be effected by delivering certificates evidencing the shares being converted, together with written notice of conversion and a proper assignment of the certificates to us or in blank, to the office or agency to be maintained by us for that purpose. Initially, ChaseMellon Shareholder Services will maintain that office for us.

     Each conversion will be deemed to have been effected immediately before the close of business on the date on which the certificates for shares of Series A convertible preferred stock have been surrendered to, and, if applicable, payment of an amount equal to the dividends payable on the shares received by, us. We will issue a certificate evidencing the Common Stock distributed upon conversion as soon as reasonably practical after the conversion date.

     All shares of Common Stock distributed upon conversion will be freely transferable without restriction under the Securities Act.

     Holders of shares of Series A convertible preferred stock at the close of business on a record date will be entitled to receive the dividend payable on the corresponding dividend payment date notwithstanding the conversion of the shares following the record date and before the dividend payment date. However, shares of Series A convertible preferred stock surrendered for conversion during the period between the close of business on any record date and the opening of business on the corresponding dividend payment date, must be accompanied by payment of an amount equal to the dividend payable on the shares on the dividend payment date unless the shares are converted after the issuance of a notice of redemption with respect to a redemption date during the period between the record date and the dividend payment date. A holder of shares of Series A convertible preferred stock on a record date who tenders the shares for conversion on the dividend payment date will receive the dividend payable on the dividend payment date and the converting holder need not include payment of the amount of the dividend upon surrender of the shares for conversion. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares.

     In lieu of issuing fractional shares of Common Stock upon conversion, we may make a cash adjustment based on the closing price of the Common Stock on the business day before the conversion date or we may deliver to the transfer agent a sufficient number of shares of Common Stock that, upon resale by the transfer agent or its nominee, will result in net cash proceeds to allow the transfer agent to pay the aggregate amount of all such cash adjustments.

ADJUSTMENTS TO THE CONVERSION PRICE

     The Conversion Price is subject to adjustment upon certain events, including:

          (1) any redemption payment or payment of a dividend or other distribution payable in shares of Common Stock to all holders of any class of our capital stock, other than the issuance of shares of Common Stock in connection with the payment:

             (a) in redemption for, of dividends on or on the conversion of the Series A convertible preferred stock,

             (b) in redemption for, of dividends on or on the conversion of Parity Stock or Senior Stock, or

             (c) to all holders of the Series A convertible preferred stock and Parity Stock based on the number of shares of Common Stock into which the Series A convertible preferred stock and Parity Stock is then convertible;

          (2) any issuance to all holders of shares of our Common Stock of rights, options or warrants entitling them to subscribe for or purchase shares of Common Stock or securities convertible into or exchangeable for shares of our Common Stock at less than market value as of the date of conversion or exchange; provided no adjustment will be made if the holder of shares of the Series A convertible preferred stock would be entitled to receive the rights, options or warrants upon conversion of the Series A convertible preferred stock into Common Stock and, provided further, if the rights, options or warrants are only exercisable if certain triggering events occur, then the Conversion Price will not be adjusted until the triggering events occur;

          (3) any subdivision, combination or reclassification of Common Stock;

          (4) any distribution to all holders of our Common Stock consisting exclusively of cash that, when aggregated with:

             (a) all other cash distributions made within the then preceding 12 months in respect of which no adjustment has been made, and

             (b) any cash and the fair market value of other consideration paid or payable in respect of any tender offer by us or any of our subsidiaries for shares of our Common Stock concluded within the then preceding 12 months in respect of which no adjustment has been made, exceeds 15% of our market capitalization, after excluding any cash distributed in a transaction involving:

             (x) our merger or consolidation,

             (y) the sale or transfer to another entity of substantially all of our assets, or

             (z) any statutory exchange of securities with another entity, in which no adjustment to the Conversion Price is made pursuant to the next to last paragraph under the caption Conversion Rights;

          (5) the completion of a tender or exchange offer by us or any of our subsidiaries for shares of our common stock that involves an aggregate consideration that, together with:

             (a) any cash and other consideration payable in a tender or exchange offer by us or any of our subsidiaries for shares of our Common Stock expiring within the then preceding 12 months in respect of which no adjustment has been made, and

             (b) the aggregate amount of any cash distributions referred to in clause 4 above to all holders of shares of our Common Stock within the then preceding 12 months in respect of which no adjustments have been made, exceeds 15% of our market capitalization immediately before the expiration of the tender offer where the tender offer price or exchange offer price per share of our Common Stock is less than the closing price per share of our Common Stock on the date after the tender offer or exchange offer expires;

          (6) a distribution to all holders of our Common Stock of evidences of indebtedness, shares of capital stock other than our Common Stock or assets, including securities, but excluding those dividends and those issuances of rights, options, warrants and other distributions for which an adjustment to the Conversion Price as referred to above is applicable;

          In respect of a dividend or other distribution of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit, which we refer to as a "spin-off," the adjustment to the conversion price under this paragraph (6) will occur at the earlier of (a) 20 trading days after the effective date of the spin-off and (b) the initial public offering of securities pertaining to the subsidiary or other business unit to which the spin-off relates, if that initial public offering is effected simultaneously with the spin-off.

          For purposes of a spin-off, the "fair market value" of the securities to be distributed to holders of our Common Stock means the average of the daily closing prices of those securities for the five consecutive trading days selected by our board of directors beginning on the first day of trading of those securities after the effectiveness of the spin-off and ending not later than 20 trading days after effectiveness of the spin-off. Also, for purposes of a spin-off, the "current market price" of our Common Stock means the average of the daily closing prices of our Common Stock for the same five consecutive trading days in determining the fair market value of the securities being distributed in the spin-off.

          If, however, an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, the "fair market value" of the securities being distributed in the spin-off means the initial public offering price, while the "current market price" of our Common

     Stock means the closing price of our Common Stock on the trading day on which the initial public offering price of the securities being distributed in the spin-off is determined; or

          (7) if before           , 2003 we become subject to a Change of
     Control as defined below in a transaction or series of related transactions in which (a) our shareholders receive consideration per share of Common Stock that is greater than the Conversion Price, without giving effect to the adjustment described below, at the effective time of the Change of Control and (b) at least 10%, but less than 75%, of the total consideration paid to our shareholders consists of cash, cash equivalents, securities that are not publicly-traded or other assets, which we refer to as "non-public consideration," then the Conversion Price will be adjusted so that, upon conversion of shares of Series A convertible preferred stock after the Change of Control, in addition to the Common Stock or other securities deliverable upon the conversion of the Series A convertible preferred stock as described under "Conversion Rights" and in paragraphs 1 through 6 above, the holder will receive securities having a value equal to the number of publicly traded securities of the acquiror determined through the following calculation:

     PV cashflows X (non-public consideration/total consideration)/Acquiror stock price where

     PV cashflows         =    the present value of the aggregate dividend payments that
                               would have been payable on the Series A convertible
                               preferred stock from the date of conversion through
                                         , 2003. The present value for this purpose will be
                               calculated using the rate equal to the yield to maturity of
                               U.S. Treasury securities having a maturity closest to, but
                               not later than,           2003, plus 4%;

     Total consideration  =    the total value of the consideration payable to our
                               shareholders at the effective time of the Change of Control, with the value of any assets or securities other than cash or a publicly-traded security being determined in good faith by our board of directors based upon an opinion as to that value obtained from an accounting, appraisal or investment banking firm of international standing; and

     Acquiror stock       =    the price of the acquiror's publicly-traded common stock or
       price                   other publicly-traded securities delivered in connection
                               with the Change of Control transaction at the effective time of the Change of Control;

provided that if the consideration received by our shareholders in respect of the Change of Control consists of at least 75% non-public consideration or if the acquiror's common stock is not publicly traded, then upon conversion of Series A convertible preferred shares after the Change of Control, in lieu of the foregoing conversion rate adjustment set forth in this clause, the holder will be entitled to receive an additional amount in cash or common stock calculated as follows:

         PV cashflows X (non-public consideration/total consideration)

     No adjustment of the Conversion Price will be required to be made:

     - until cumulative adjustments amount to one percent of the Conversion
       Price;

     - with respect to rights, options or warrants issued pursuant to certain of our employee benefit plans or issued with respect to any rights, options, warrants or convertible securities which are outstanding as of the date hereof.

     We also may from time to time decrease the Conversion Price by any amount for any period of at least 20 days, so long as the decrease is irrevocable during the period. We will give at least 15 days' notice of any such decrease. In addition, we will be permitted to reduce the Conversion Price in order to make any stock dividend, subdivision or shares, distribution of rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock not taxable to the recipients. If we elect to reduce the Conversion Price, we will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations, if and to the extent they are applicable. See "Tax Considerations."

     If at any time we distribute property to our shareholders and the distribution would be taxable as a dividend for federal income tax purposes and, pursuant to the antidilution provisions described above or under the caption
"-- Change of Control," the Conversion Price of the Series A convertible preferred stock is reduced, the reduction may be deemed to be the receipt of taxable income by holders of the Series A convertible preferred stock. See "Tax Considerations."

     If we distribute rights, options or warrants, other than those referred to in clause 2 above, to all holders of Common Stock and do not distribute them to the holders of the Series A convertible preferred stock, so long as the rights, options or warrants have not expired or been redeemed, the holder of any shares of Series A convertible preferred stock surrendered for conversion will be entitled to receive a number of rights, options or warrants equal to:

          for each share of Common Stock issued upon conversion of the Series A convertible preferred stock, the number of rights, options or warrants which the holder of Series A Convertible Preferred Stock would have received had the holder converted the Series A convertible preferred stock into common stock immediately before the distribution of certificates, if the conversion occurs after the distribution of certificates evidencing the rights, options or warrants.

     Except as stated above or under the caption "-- Change of Control," the Conversion Price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing, in exchange for cash, property or services.

     In case of:

          (1) our merger or consolidation;

          (2) any sale or transfer to another entity of our property as an entirety or substantially as an entirety; or

          (3) any statutory exchange of securities with another entity, other than in connection with a merger or acquisition (each of the above, an "Exchange Event");

there will be no adjustment of the Conversion Price unless the Exchange Event causes a Common Stock Change of Control (as defined under the caption "-- Change of Control").

     Upon the occurrence of an Exchange Event, other than a merger or consolidation in which:

          (1) we are the continuing entity, and

          (2) the Common Stock outstanding immediately before the merger or consolidation is not exchanged for cash, securities or other property of another entity,

and subject to any adjustment to the Conversion Price if the Exchange Event causes a Common Stock Change of Control, each share of the then outstanding Series A convertible preferred stock will, without the consent of the holder, become convertible only into the kind and amount of securities, cash or other property receivable upon the Exchange Event by a holder of the number of shares of Common Stock into which the Series A convertible preferred stock was convertible immediately before the Exchange Event, assuming the holder of Common Stock failed to exercise any rights of election as to the kind or amount of securities, cash or other property receivable upon the Exchange Event.

     In the event that, at any time as a result of the provisions of this section, the holder of shares of Series A convertible preferred stock upon subsequent conversion becomes entitled to receive any shares of our capital stock other than our Common Stock, the number of those other shares so receivable upon
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conversion of shares of Series A convertible preferred stock will thereafter be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions contained in this section.

     There will be no adjustment to the Conversion Price in the case of the issuance of any shares of our stock in a merger, reorganization, acquisition, reclassification, recapitalization or other similar transaction except as provided in this section.

     In any case in which this section requires that an adjustment as a result of any event become effective from and after a record date, we may elect to defer until after the occurrence of that event (a) issuing to the holder of any shares of Series A convertible preferred stock converted after that record date and before the occurrence of that event the additional shares of Common Stock issuable upon that conversion over and above the shares issuable on the basis of the Conversion Price in effect immediately before adjustment and (b) paying to that holder any amount in cash in lieu of a fractional share of Common Stock.

     If we take a record of the holders of our Common Stock for the purposes of entitling them to receive a dividend or other distribution, and after this and before the distribution to our shareholders legally abandon our plan to pay or deliver that dividend or distribution, then no adjustment in the number of shares of our common stock issuable upon conversion of shares of Series A convertible preferred stock or in the Conversion Price then in effect will be required by reason of the taking of that record.

     In the case of a cash merger of us into another entity or any other cash transaction of the type mentioned above, the effect of these provisions would be that after the transaction each share of Series A convertible preferred stock would be convertible at the Conversion Price then in effect into the amount of cash a holder of a share of Series A convertible preferred stock would have been entitled to receive had the share of Series A convertible preferred stock been converted into Common Stock immediately before the effective date of the cash merger or transaction.

     Our board of directors will have the power to resolve any ambiguity or correct any error in this section, and its action in so doing will be final and conclusive.

EXPIRATION OF CONVERSION RIGHTS

     On or after                , 2003, we may, at our option, upon not less
than 30 nor more than 60 days prior notice by first class mail to each holder's registered address, cancel the conversion rights of the Series A convertible preferred stock. We may exercise this option if the closing price of our Common Stock equals or exceeds 140% of the Conversion Price for at least 20 trading days within any 30 trading day period.

CHANGE OF CONTROL

  Definitions

     A "Change of Control" shall be deemed to have occurred if:

          (1) the sale, conveyance, transfer or lease of all or substantially all of our assets to any "person" or "group" (as such terms are used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than to one or more Permitted Holders and/or one or more restricted subsidiaries, shall have occurred,

          (2) any "person" or "group" (as such terms are used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any Permitted Holder (or group that includes a Permitted Holder), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all classes of our voting stock (including any warrants, options or rights to acquire such voting stock), calculated on a fully diluted basis,

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          (3) during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors (together with any directors whose election or appointment by our board of directors or whose nomination for election by our shareholders was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office, or

          (4) the merger, amalgamation or consolidation of us with or into another person or the merger of another person with or into us shall have occurred, and our securities that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of our voting stock are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving person that represent, immediately after giving effect to such transaction, at least a majority of the aggregate voting power of the voting stock of the surviving person.

     "Permitted Holders" means Jere W. Thompson, Sr., Jere W. Thompson, Jr., Mark Langdale, Timothy W. Rogers, Scott L. Roberts, Timothy M. Terrell and Ignatius W. Leonards and any corporation, limited liability company, partnership, joint venture or other entity controlled by any one or more of them.

     The term "Common Stock Change of Control" means any Change of Control in which more than 50% of the value of the consideration received by holders of our Common Stock, as determined in good faith by our board of directors, consists of common stock of another entity that for each of the ten consecutive trading days ending on and including the record date of the transaction resulting in the Change of Control has been admitted for listing or admitted for listing subject to notice of issuance on a national securities exchange or quoted on the Nasdaq Stock Market's National Market; provided a Change of Control will not be a Common Stock Change of Control unless either:

          (1) we continue to exist after the occurrence of the Change of Control and the outstanding shares of Series A convertible preferred stock continue to exist as outstanding shares of Series A convertible preferred stock; or

          (2) not later than the occurrence of the Change of Control, the outstanding shares of Series A convertible preferred stock are converted into or exchanged for shares of convertible preferred stock of an entity succeeding to our business, which convertible preferred stock has powers, preferences and relative, participating, optional or other rights, and qualifications, limitations and restrictions, substantially similar to those of the Series A convertible preferred stock.

     The term "Non-Stock Change of Control" means any Change of Control other than a Common Stock Change of Control.

  Non-Stock Change of Control

     If a Non-Stock Change of Control occurs, each holder of Series A convertible preferred stock will have the right, at the holder's option, to require us to repurchase all of its shares of Series A convertible preferred stock. If the terms of our outstanding indebtedness restrict our ability to repurchase the Series A convertible preferred stock following a Non-Stock Change of Control, each holder of shares of Series A convertible preferred stock will have the right to convert the shares of Series A convertible preferred stock into shares of Common Stock at the conversion price specified below.

     Within 30 days after the occurrence of a Non-Stock Change of Control, we are obligated to give to all holders of shares of Series A convertible preferred stock notice (the "Company Notice") of the occurrence of the Non-Stock Change of Control and of the repurchase right or conversion right arising as a result thereof. We must also deliver a copy of the Company Notice to our transfer agent.

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     The Company Notice will specify:

     - the date, which must be no earlier than 30 nor later than 60 days after the date of the notice, on which we will repurchase or convert any validly tendered shares of Series A convertible preferred stock (the "Repurchase Date"); and

     - the repurchase price or conversion price.

     In the event of a repurchase, any validly tendered shares will be repurchased at a price equal to 100% of the liquidation preference of the Series A convertible preferred stock, together with accumulated and unpaid dividends, if any, whether or not declared, to the Repurchase Date (the "Repurchase Price").

     We may, at our option, instead of paying the Repurchase Price in cash, pay the Repurchase Price in common stock valued at 95% of the average of the daily closing prices of the common stock for the five trading days immediately preceding and including the third day before the Repurchase Date; provided that we may not pay in common stock unless we satisfy conditions specified in the certificate of designations prior to the Repurchase Date.

     The conversion price for each share of Series A convertible preferred stock tendered on the Repurchase Date will be determined by dividing the liquidation preference of the Series A convertible preferred stock, together with accumulated and unpaid dividends, if any, whether or not declared, to the Repurchase Date, by 95% of the average of the daily closing prices of the Common Stock for the five trading days immediately preceding and including the third day before the Repurchase Date.

     To exercise the repurchase right or conversion right, a holder of shares of Series A convertible preferred stock must deliver, on or before the 30th day after the date of the Company Notice, written notice to the transfer agent of the holder's exercise of the repurchase right or conversion right, together with the shares of Series A convertible preferred stock with respect to which the right is being exercised.

  Common Stock Change of Control

     If a Common Stock Change of Control occurs, each share of the Series A convertible preferred stock will have the right to convert and to receive the consideration receivable by a holder of shares of our Common Stock based upon the number of shares of our Common Stock into which a share of Series A convertible preferred stock was convertible immediately before the Change of Control.

  Change of Control Put Right

     If we become subject to a Change of Control, each holder of shares of Series A convertible preferred stock will have the right, in lieu of converting, to require us to purchase all or any part of that holder's shares of Series A convertible preferred stock at a purchase price in cash equal to 100% of the liquidation preference of those shares, plus all accumulated and unpaid dividends on those shares to the date of purchase. Within 30 days following any Change of Control, we will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to purchase that holder's Series A convertible preferred stock on the date specified in that notice, which date will be no earlier than 30 days and no later than 60 days from the date the notice is mailed.

     We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent those laws and regulations are applicable in connection with the purchase of Series A convertible preferred stock as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with any of the provisions of this section, we will comply with the applicable securities laws and regulations and will be deemed not to have breached our obligations under this section.

     In some Changes of Control, holders of the Series A convertible preferred stock who elect to convert their shares rather than exercise their Change of Control put right will be entitled to receive additional

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compensation based upon the present value of the remaining aggregate dividend payments that would have been payable on the Series A convertible preferred
stock through             , 2003, as described above.

     On the date scheduled for payment of the shares of Series A convertible preferred stock, we will, to the extent lawful, (a) accept for payment all shares of Series A convertible preferred stock properly tendered, (b) deposit with the transfer agent an amount equal to the purchase price of the shares of Series A convertible preferred stock so tendered and (c) deliver or cause to be delivered to the transfer agent shares of Series A convertible preferred stock so accepted together with an officers' certificate stating the aggregate liquidation preference of the shares of Series A convertible preferred stock being purchased by us. The transfer agent will promptly mail or deliver to each holder of shares of Series A convertible preferred stock so tendered the applicable payment for those shares of Series A convertible preferred stock, and the transfer agent will promptly countersign and mail or deliver, or cause to be transferred by book-entry, to each holder new shares of Series A convertible preferred stock equal in liquidation preference to any unpurchased portion of the shares of Series A convertible preferred stock surrendered, if any. We will publicly announce the results of our offer on or as soon as practicable after the payment date for the purchase of shares of Series A convertible preferred stock in connection with a Change of Control.

     We will not be required to make an offer to purchase any shares of preferred stock upon the occurrence of a Change of Control if a third party makes that offer in the manner, at the times and otherwise in compliance with the requirements described in this section and purchases all shares of Series A convertible preferred stock validly tendered and not withdrawn.

     The existence of a holder's right to require, subject to certain conditions, us to repurchase shares of our Series A convertible preferred stock upon a Change of Control of our company may deter a third party from acquiring us in a transaction that constitutes a Change of Control. If a Change of Control offer is made, we cannot assure you that we will have sufficient funds to pay the purchase price for all the Series A convertible Preferred Stock that might be delivered by holders seeking to accept our offer to purchase the Series A convertible preferred stock. In addition, instruments governing our debt may prohibit us from purchasing any Series A convertible preferred stock.

     Notwithstanding anything to the contrary, the right of the holders of the Series A convertible preferred stock to be repurchased or redeemed upon a Change of Control will be subject to the legal availability of funds, any specified contractual or other restrictions, and our obligation to offer to purchase and purchase all our 1998 Senior Notes and our 1999 Senior Notes that have been tendered for purchase in connection with a Change of Control. In addition, the right of the holders of shares of Series A convertible preferred stock described in this section will be subject to the repurchase or repayment of our future indebtedness which we may be required to repurchase or repay in connection with a Change of Control. We will not purchase or redeem the shares tendered upon a Change of Control until we have satisfied these obligations.

     Notwithstanding anything to the contrary, a Change of Control in our company will not be deemed to have occurred if the last sale price of our Common Stock for any five trading days during the ten trading days immediately preceding the Change of Control of our company is at least equal to 105% of the Conversion Price in effect immediately preceding the Change of Control.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Without the consent of the holders of at least a majority of the outstanding shares of Series A convertible preferred stock, we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to any person unless certain conditions are met and:

          (1) (a) the successor, transferee or lessee is organized under the laws of the United States, any state thereof or the District of Columbia and (b) the shares of Series A convertible preferred stock will become shares of the successor, transferee or lessee, having in respect of the successor, transferee or lessee the same powers, preferences and relative, participating, optional or other special rights and

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     the qualifications, limitations or restrictions thereon, as the Series A convertible preferred stock had immediately before the transaction; or

          (2) (a) the consideration received by holders of our Common Stock consists entirely of cash and (b) each share of Series A convertible preferred stock is converted into the right to receive an amount of cash at least equal to the greater of:

             (x) the liquidation preference, plus accumulated and unpaid dividends thereon, if any, whether declared or undeclared, to the date the transaction is completed; and

             (y) the amount of cash which would have been received by the holder if the share of Series A convertible preferred stock had been converted into Common Stock immediately before the completion of the transaction; or

          (3) (a) the consideration received by holders of our Common Stock in respect of each share of our Common Stock has a value which, for any five trading days during the period of ten consecutive trading days after we publicly announce the consolidation, merger, transfer or lease, equals or exceeds 140% of the conversion price in effect on the date we publicly announce the consolidation, merger, transfer or lease, and (b) the consolidated net worth of the successor, transferee or lessee immediately before the consolidation, merger, transfer or lease equals or exceeds two times our consolidated net worth immediately before the consolidation, merger, transfer or lease.

SEC REPORTS AND REPORTS TO HOLDERS

     Whether or not we are required to file reports with the SEC, if any shares of Series A convertible preferred stock are outstanding, we will file with the SEC all reports and other information we would be required to file with the SEC by Section 13(a) or 15(d) under the Exchange Act. See "Where You Can Find More Information." We will supply each holder of Series A convertible preferred stock, upon request, without cost to the holder, copies of these reports or other information.

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

     The transfer agent, registrar, dividend disbursing agent and redemption agent for the shares of Series A convertible preferred stock will be ChaseMellon Shareholder Services.

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                               TAX CONSIDERATIONS

     The following is a summary of the material United States federal income tax considerations with respect to the ownership and disposition of the Series A convertible preferred stock and shares of our Common Stock. This summary is based on the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations thereunder and administrative and judicial interpretations thereof (all as of the date hereof and all of which are subject to change, possibly with retroactive effect). This summary does not address all United States federal income tax consequences that may be relevant to a holder in light of its particular circumstances or to certain holders that may be subject to special treatment under United States federal income tax laws, such as banks, insurance companies, tax-exempt entities and certain United States expatriates. Furthermore, the following discussion does not discuss any aspects of foreign, state or local taxation. The following summary is limited to United States Holders who will hold the Series A convertible preferred stock or Common Stock as capital assets.

     For purposes of this summary, you are a "United States Holder" if you are a beneficial owner of Series A convertible preferred stock or Common Stock that for United States federal income tax purposes is:

     - a citizen of the United States or an individual who is a resident of the United States,

     - a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States or any political subdivision thereof, or

     - an estate or trust, the income of which is subject to United States federal income taxation regardless of its source.

     EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF OWNING AND DISPOSING OF SHARES OF OUR SERIES A CONVERTIBLE PREFERRED STOCK AND SHARES OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR OTHER TAXING JURISDICTION.

UNITED STATES HOLDERS

  Series A Convertible Preferred Stock

     Dividends. We have the option of making certain dividend payments to you by issuing shares of our Common Stock to the depositary, which will distribute the cash proceeds of its sale to you. For United States federal income tax purposes, we will treat the payment of such proceeds as the payment of a cash dividend to you by us, although no assurances can be given that the Internal Revenue Service will not assert different treatment.

     If you are a United States Holder, dividends paid to you on the Series A convertible preferred stock will be taxable as ordinary income to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. To the extent a dividend is not attributable to our current or accumulated earnings and profits, that dividend will first reduce your tax basis in the Series A convertible preferred stock, and then be treated as capital gain to the extent that the amount exceeds that tax basis. The amount of our earnings and profits at any time will depend upon our future actions and financial performance.

     Dividends Received Deduction. If you are a corporation, you may be entitled to a dividends received deduction equal to 70 percent of the amount of any dividend attributable to our current or accumulated earnings and profits. However, this deduction may be restricted, eliminated or offset by other tax rules that limit the availability of the dividends received deduction.

     Sale or Other Disposition. Subject to the discussion below, you generally will recognize capital gain or loss on a sale or other disposition of your Series A convertible preferred stock in an amount equal to the difference between your amount realized and your adjusted tax basis in the Series A convertible preferred

                                      S-87
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stock. Your adjusted tax basis will initially be your cost, and will be reduced by any dividends you receive on the Series A convertible preferred stock to the extent such dividends are not attributable to our current or accumulated earnings and profits. If you are an individual United States Holder and your holding period for the Series A convertible preferred stock is more than one year, capital gains in respect of that stock will be subject to tax at a maximum rate of 20 percent.

     Conversion. The conversion by you of your Series A convertible preferred stock into Common Stock will not give rise to the recognition of income, gain or loss at the time of conversion, assuming that you do not receive cash from us at the time and that none of the Common Stock you receive is attributable to accrued but unpaid dividends. Cash received in lieu of fractional shares of Common Stock will be treated as if you received the fractional share and exchanged it for cash; the excess, if any, of such cash over your adjusted tax basis attributable to the fractional share should be treated as capital gain. You will have an aggregate adjusted tax basis in the Common Stock (including fractional share interests), that is equal to your aggregate adjusted tax basis in your Series A convertible preferred stock at the time of conversion and the holding period of the Common Stock received will include the holding period of the Series A convertible preferred stock exchanged.

     Redemption. A redemption or other purchase by us of your Series A convertible preferred stock for cash will be treated, depending on the facts and circumstances, as (1) a distribution on our stock or (2) a taxable sale of your Series A convertible preferred stock. Such a transaction will be treated as a taxable sale of your Series A convertible preferred stock if the transaction results in either:

     - a complete termination of your interest in our stock; or

     - a "meaningful reduction" (as determined under Section 302 of the Code) of your interest in our stock.

     In determining whether any of these has occurred, you will be deemed to own stock that is owned by persons that are treated as related to you for United States federal income tax purposes or that is the subject of an option held by you (including your conversion option) or by such a related person.

     If the redemption or other purchase is not treated as a taxable sale, the amounts received by you will be treated in the same manner as dividends paid on the Series A convertible preferred stock, as described above, and your adjusted tax basis in the redeemed or purchased shares of the Series A convertible preferred stock will be transferred to any remaining shares of our stock held by you.

     Adjustment to Conversion Ratio. Adjustments to the conversion ratio of the Series A convertible preferred stock may result in a dividend to you pursuant to
Section 305 of the Code if the adjustment has the effect of increasing your proportionate interest in our earnings and profits or assets. Such dividend would be taxable to you in the manner described above. In general, anti-dilution adjustments are not treated as resulting in deemed distributions. However, adjustments considered to compensate for taxable cash or property distributions to other shareholders would result in a taxable deemed distribution to you.

  Common Stock

     Dividends on the Common Stock will be taxable to you in the manner and under the circumstances described for dividends on the Series A convertible preferred stock above. If you are a corporation, you will be eligible for the dividends received deduction in the manner and under the circumstances described with respect to the Series A convertible preferred stock above, and generally subject to the same limitations. In addition, upon a redemption, sale or other disposition by you of the Common Stock, you will be taxable in the same manner and under the circumstances described for the Series A convertible preferred stock above. Your holding period of Common Stock received on conversion will include your holding period for the Series A convertible preferred stock in respect of which the Common Stock was received, and your initial tax basis in such stock will be as described in "-- Conversion" above.

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NON-U.S. HOLDERS

     The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our Common Stock by Non-U.S. Holders. For the purpose of this discussion, a Non-U.S. Holder is any holder that for U.S. federal income tax purposes is not a United States Holder.

     Dividends. In general, dividends paid to a Non-U.S. Holder with respect to the Series A convertible preferred stock or our Common Stock will be subject to U.S. withholding tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty. Dividends received by a Non-U.S. Holder that are effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder will be exempt from withholding tax, provided the Non-U.S. Holder complies with applicable certification and disclosure requirements. However, those effectively connected with dividends, net of certain deductions and credits, will be subject to U.S. income taxation at the same graduated rates applicable to U.S. persons.

     In addition to the graduated tax described above, dividends received by a corporate Non-U.S. Holder that are effectively connected with a U.S. trade or business of the corporate Non-U.S. Holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

     A Non-U.S. Holder of our Series A convertible preferred stock or Common Stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

     Gain on Disposition. A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized upon the sale or other disposition of Series A convertible preferred stock or our Common Stock unless:

     - the gain is effectively connected with a U.S. trade or business of the Non-U.S. Holder (in which case, all or a portion of the gain may also be subject to the branch profits tax in the case of a corporate Non-U.S. Holder);

     - the Non-U.S. Holder is an individual who holds our Series A convertible preferred stock or Common Stock as a capital asset (generally, an asset held for investment purposes) and who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

     - we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of
       (i) the five-year period preceding the disposition and (ii) the Non-U.S. Holder's holding period for our Series A convertible preferred stock or Common Stock. We do not believe that we are currently, have ever been and do not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes (a "USRPHC"); or

     - the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. federal income tax laws applicable to certain U.S. expatriates.

     Conversion. The conversion by you of your shares of Series A convertible preferred stock into shares of Common Stock will not be taxable to you, assuming that you do not receive cash from us at the time and that none of the Common Stock you receive is attributable to accrued but unpaid dividends.

     Adjustment of Conversion Ratio. Adjustments to the conversion ratio of the Series A convertible preferred stock may result in a dividend to you pursuant to
Section 305 of the Code if the adjustment has the effect of increasing your proportionate interest in our earning and profits or assets. Such dividend would be subject to U.S. withholding tax in the manner described above. In general, anti-dilution adjustments are not treated as resulting in deemed distributions. However, adjustments considered to compensate for taxable cash or property distributions to other shareholders would result in a taxable deemed distribution to you.

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     Redemption. If your Series A convertible preferred stock is redeemed for cash, then:

     - If the transaction results in a complete termination or a meaningful reduction in your interest in our stock (as described under "U.S.
       Holders -- Redemption") then the rules under "Non-U.S. Holders -- Gain on Disposition", above will apply to you.

     - In other cases, the entire amount of cash you receive may be treated as a dividend taxable as described under "Non-U.S. Holders -- Dividends".

     Estate Tax. An individual Non-U.S. Holder who owns our Series A convertible preferred stock or Common Stock at the time of his or her death or has made certain lifetime transfers of an interest in our stock will be required to include the value of that stock in such Non-U.S. Holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

     Backup Withholding and Information Reporting. Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

     Dividends paid to a Non-U.S. Holder at an address within the U.S. may be subject to backup withholding at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer. Backup withholding will generally not apply to dividends paid to a Non-U.S. Holder at an address outside the U.S. on or prior to December 31, 2000, unless the payer has knowledge that the payee is a U.S. person. Under new Treasury regulations regarding withholding and information reporting, payment of dividends to a Non-U.S. Holder at an address outside the U.S. after December 31, 2000, will be subject to backup withholding at a rate of 31% unless such Non-U.S. Holder satisfies various certification requirements.

     Under current Treasury regulations, a payment of the proceeds of a disposition of Series A convertible preferred stock or Common Stock to or through the U.S. office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies to its non-U.S. status under penalties of perjury or otherwise establishes an exemption. A payment of the proceeds of a disposition outside the U.S. to or through a foreign office of a broker will not be subject to backup withholding but may be subject to information reporting requirements if the broker is a U.S. person or has certain connections with the U.S. Neither backup withholding nor information reporting generally will apply to a payment of the proceeds of a disposition by or through a foreign office of a foreign broker not subject to the preceding sentence.

     In general, the new Treasury regulations regarding withholding and information reporting, which are generally effective for payments made after December 31, 2000, do not significantly alter the substantive withholding and information reporting requirements but modify the procedures for claiming the benefits of an income tax treaty and change reliance standards. Non-U.S. Holders should consult their tax advisors about the effect, if any, of those new Treasury regulations on an investment in our Series A convertible preferred stock or Common Stock.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability if certain required information is furnished to the IRS.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement
dated           , 2000, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the number of shares of Series A convertible preferred stock set forth opposite the name of such underwriter below.

                                                               NUMBER OF
NAME                                                             SHARES
----                                                           ----------
Salomon Smith Barney Inc. ..................................
Bear, Stearns & Co. Inc. ...................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Chase Securities Inc. ......................................
                                                               ----------
          Total.............................................    2,500,000
                                                               ----------

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of Series A convertible preferred stock included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all of the shares of Series A convertible preferred stock offered hereby (other than those shares covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc. and Bear Stearns & Co. Inc. are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to certain dealers at the public
offering price less a concession not in excess of $     per share. The
underwriters may allow, and such dealers may reallow, a concession not in excess
of $     per share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 375,000 additional shares of Series A convertible preferred stock at the offering price less underwriting discounts. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering. To the extent that the underwriters exercise such option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     We, our officers and directors and certain of our shareholders have agreed that, for a period of 90 days from the date of this prospectus supplement, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of Common Stock or any securities convertible into or exchangeable for Common Stock, except for the shares offered by this prospectus supplement.

     In addition, we have agreed that, for a period of 90 days from the date of this prospectus supplement, we will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of Common Stock or any securities convertible into or exchangeable for Common Stock, except for:

     - the shares of Series A convertible preferred stock offered by this prospectus supplement;

     - the shares of Common Stock offered in a concurrent offering;

     - any shares of Common Stock which may be issued as dividends on or upon the conversion of the Series A convertible preferred stock offered by this prospectus supplement; and

     - shares issued and options granted under our existing stock option plans.

     Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     The Common Stock is quoted on the Nasdaq Stock Market's National Market under the symbol "CPRK". The Series A convertible preferred stock will not be listed on any securities exchange.

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of Series A convertible preferred stock.

                                                                    PAID BY CAPROCK
                                                              ---------------------------
                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................   $              $
Total.......................................................   $              $

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of the Series A convertible preferred stock and/or Common Stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the Series A convertible preferred stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Series A convertible preferred stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the Series A convertible preferred stock and/or Common Stock made for the purpose of preventing or retarding a decline in the market price of the Series A convertible preferred stock and/or Common Stock while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may cause the price of the Series A convertible preferred stock and/or Common Stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq Stock Market's National Market or in the over-the-counter market, or otherwise and, if commenced, may be discounted at any time.

     In addition, in connection with this offering, certain of the underwriters and selling group members may engage in passive market making transactions in the Common Stock on the Nasdaq Stock Market's National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq Stock Market's National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the Common Stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be $300,000.

     Certain of the underwriters, their affiliates and predecessors are providing, have provided and may in the future provide investment banking or other financial services to us and our affiliates in the ordinary course of business and will receive customary compensation in connection therewith. Certain of the underwriters in this offering are acting as underwriters in the concurrent offering of our Common Stock. In addition Chase Securities is an affiliate of The Chase Manhattan Bank, which recently issued a commitment letter for a $100 million credit facility to us.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Series A convertible preferred stock offered hereby will be passed upon for us by Munsch Hardt Kopf & Harr, P.C., Dallas, Texas. Certain legal matters relating to the offering will be passed upon for the underwriters by Paul, Hastings, Janofsky & Walker LLP, New York, New York. As of the date of this prospectus supplement, certain members of Munsch Hardt Kopf & Harr, P.C. beneficially own, in the aggregate, 1,350 shares of our Common Stock.

                                    EXPERTS

     The consolidated financial statements of CapRock Communications Corp. as of December 31, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999 are included in this prospectus supplement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. These documents are also available at the public reference rooms at the SEC's regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available at the offices of the Nasdaq Stock Market's National Market in Washington, D.C.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the securities.

     - Our Annual Report on Form 10-K for the year ended December 31, 1999; and

     - The description of our Common Stock contained in our registration statement on Form 8-A under the Exchange Act (File No. 000-24581).

     During the course of this offering and prior to the consummation of any sales, each potential investor is invited to ask us questions concerning the terms and conditions of this offering. Potential investors may also obtain any additional information necessary to verify the accuracy of the information in this prospectus supplement to the extent that we possess such information or can acquire it without unreasonable effort or expense.

     Potential investors may obtain a copy of any of the agreements summarized herein (subject to certain restrictions because of the confidential nature of the subject matter) or any of our SEC filings without charge by written or oral request directed to CapRock Communications Corp., Attention: Secretary, 15601 Dallas Parkway, Suite 700, Dallas, Texas 75001, (972) 982-9500.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................   F-3
Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999..........................   F-4
Consolidated Statements of Stockholders' Equity and
  Comprehensive Income (Loss) for the years ended December
  31, 1997, 1998 and 1999...................................   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999..........................   F-6
Notes to Consolidated Financial Statements..................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
CapRock Communications Corp.:

     We have audited the accompanying consolidated balance sheets of CapRock Communications Corp. and subsidiaries, as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CapRock Communications Corp. and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                            KPMG LLP

Dallas, Texas
February 15, 2000

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                1998       1999
                                                              --------   --------
                                     ASSETS

Current assets:
  Cash and cash equivalents.................................  $    294   $  5,692
  Marketable securities.....................................    97,020    182,636
  Accounts receivable and unbilled services, less allowance
     for doubtful accounts of $710 and $5,208 at December
     31, 1998 and 1999, respectively........................    19,936    116,380
  Income tax receivable.....................................     1,405        411
  Costs and estimated earnings in excess of billings........     7,238        870
  Inventory.................................................     1,302      1,761
  Prepaid expenses and other................................       707      2,775
  Deferred income taxes.....................................     1,989      6,594
                                                              --------   --------
          Total current assets..............................   129,891    317,119
Property, plant and equipment...............................    71,968    249,969
Accumulated depreciation....................................   (12,361)   (21,368)
                                                              --------   --------
Property, plant and equipment, net..........................    59,607    228,601
Other assets................................................     2,468      3,115
                                                              --------   --------
          Total assets......................................  $191,966   $548,835
                                                              ========   ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses.....................  $ 26,851   $ 88,725
  Billings in excess of costs and estimated earnings........        --     11,541
  Unearned revenue..........................................       551        708
                                                              --------   --------
          Total current liabilities.........................    27,402    100,974
Senior notes, net of discount and unamortized debt issuance
  costs.....................................................   145,187    347,502
Deferred income taxes.......................................     3,315      4,329
                                                              --------   --------
          Total liabilities.................................   175,904    452,805
Stockholders' equity:
  Preferred stock, $.01 par value; 20,000,000 shares
     authorized; none issued................................        --         --
  Common stock, $.01 par value; 200,000,000 shares
     authorized; issued and outstanding, 28,932,395 and
     33,242,351 shares at December 31, 1998 and 1999,
     respectively...........................................       289        333
  Additional paid-in capital................................    10,522     94,543
  Retained earnings.........................................     5,608      2,067
  Accumulated other comprehensive income (loss).............         9         (6)
  Unearned compensation.....................................      (329)      (229)
  Treasury stock, at cost...................................       (37)      (678)
                                                              --------   --------
          Total stockholders' equity........................    16,062     96,030
                                                              --------   --------
          Total liabilities and stockholders' equity........  $191,966   $548,835
                                                              ========   ========

          See accompanying notes to consolidated financial statements.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               1997      1998       1999
                                                              -------   -------   --------
Revenues:
  Carriers' carrier.........................................  $41,805   $80,628   $141,175
  Integrated services.......................................    8,640     9,516     21,870
  Systems services..........................................   24,904    31,630     29,578
                                                              -------   -------   --------
          Total revenues....................................   75,349   121,774    192,623
Cost of services............................................   52,471    83,221    115,676
                                                              -------   -------   --------
          Gross profit......................................   22,878    38,553     76,947
Operating expenses:
  Selling, general and administrative.......................   14,074    23,528     56,535
  Merger related expenses...................................       --     2,313         --
  Depreciation and amortization.............................    3,346     4,887      9,698
                                                              -------   -------   --------
          Total operating expenses..........................   17,420    30,728     66,233
                                                              -------   -------   --------
Operating income............................................    5,458     7,825     10,714
Interest expense............................................   (1,735)   (9,459)   (27,292)
Interest income.............................................      132     3,018      9,431
Other income................................................      220       106      1,526
                                                              -------   -------   --------
          Income (loss) before income taxes.................    4,075     1,490     (5,621)
Income tax expense (benefit)................................    1,513     1,267     (2,080)
                                                              -------   -------   --------
          Net income (loss).................................  $ 2,562   $   223   $ (3,541)
                                                              =======   =======   ========
Earnings (loss) per common share:
  Basic.....................................................  $  0.09   $  0.01   $  (0.11)
  Diluted...................................................  $  0.09   $  0.01   $  (0.11)
Weighted average shares outstanding:
  Basic.....................................................   27,984    28,899     31,727
  Diluted...................................................   28,481    30,028     31,727

          See accompanying notes to consolidated financial statements.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                         (IN THOUSANDS, EXCEPT SHARES)

                                                                                                ACCUMULATED
                                                                                                   OTHER
                                 COMMON STOCK        TREASURY STOCK    ADDITIONAL              COMPREHENSIVE
                              -------------------   ----------------    PAID-IN     RETAINED      INCOME         UNEARNED
                                SHARES     AMOUNT   SHARES    AMOUNT    CAPITAL     EARNINGS      (LOSS)       COMPENSATION
                              ----------   ------   -------   ------   ----------   --------   -------------   ------------
BALANCE AT DECEMBER 31,
  1996......................  27,148,521    $271         --   $  --     $ 1,052     $ 2,563        $ --           $  --
Issuance of common stock....      79,222       1                 --         777          --          --              --
Proceeds from initial public
  common stock offering, net
  of expenses...............   1,450,000      15         --      --       6,982          --          --              --
Deferred compensation from
  compensatory stock option
  grants....................          --      --         --      --          --          --          --            (417)
Amortization of deferred
  compensation..............          --      --         --      --          --          --          --              21
Net income excluded from IWL
  Communications for the six
  months ended December 31,
  1996 as a result of
  conforming fiscal year
  end.......................          --      --         --      --          --         260          --              --
Comprehensive income:
        Net income..........          --      --         --      --          --       2,562          --              --
                              ----------    ----    -------   -----     -------     -------        ----           -----
BALANCE AT DECEMBER 31,
  1997......................  28,677,743     287         --      --       8,811       5,385          --            (396)
Issuance of common shares
  under stock option plans
  and restricted stock
  awards, including tax
  benefits..................      52,641      --         --      --         135          --          --             (33)
Acquisition of treasury
  shares under stock option
  plans.....................          --      --     (5,255)    (37)         --          --          --              --
Issuance of stock relating
  to acquisition............     207,266       2         --      --       1,576          --          --              --
Amortization of deferred
  compensation..............          --      --         --      --          --          --          --             100
Comprehensive income:
        Net income..........          --      --         --      --          --         223          --              --
        Currency translation
          adjustment........          --      --         --      --          --          --           9              --
Total comprehensive
  income....................
                              ----------    ----    -------   -----     -------     -------        ----           -----
BALANCE AT DECEMBER 31,
  1998......................  28,937,650     289     (5,255)    (37)     10,522       5,608           9            (329)
Issuance of common shares
  under stock option plans
  and restricted stock
  awards, including tax
  benefits..................     335,015       4         --      --       2,184          --          --              --
Acquisition of treasury
  shares under stock option
  plans.....................          --      --    (25,059)   (641)         --          --          --              --
Proceeds from public common
  stock offering, net of
  expenses..................   4,000,000      40         --      --      81,837          --          --              --
Amortization of deferred
  compensation..............                  --         --      --          --          --          --             100
Comprehensive loss:
        Net loss............          --      --         --      --          --      (3,541)         --              --
        Currency translation
          adjustment........          --      --         --      --          --          --         (15)             --
Total comprehensive loss....
                              ----------    ----    -------   -----     -------     -------        ----           -----
BALANCE AT DECEMBER 31,
  1999......................  33,272,665    $333    (30,314)  $(678)    $94,543     $ 2,067        $ (6)          $(229)
                              ==========    ====    =======   =====     =======     =======        ====           =====


                              CONSOLIDATED
                              STOCKHOLDERS'
                                 EQUITY
                              -------------
BALANCE AT DECEMBER 31,
  1996......................     $ 3,886
Issuance of common stock....         778
Proceeds from initial public
  common stock offering, net
  of expenses...............       6,997
Deferred compensation from
  compensatory stock option
  grants....................        (417)
Amortization of deferred
  compensation..............          21
Net income excluded from IWL
  Communications for the six
  months ended December 31,
  1996 as a result of
  conforming fiscal year
  end.......................         260
Comprehensive income:
        Net income..........       2,562
                                 -------
BALANCE AT DECEMBER 31,
  1997......................      14,087
Issuance of common shares
  under stock option plans
  and restricted stock
  awards, including tax
  benefits..................         102
Acquisition of treasury
  shares under stock option
  plans.....................         (37)
Issuance of stock relating
  to acquisition............       1,578
Amortization of deferred
  compensation..............         100
Comprehensive income:
        Net income..........         223
        Currency translation
          adjustment........           9
                                 -------
Total comprehensive
  income....................         232
                                 -------
BALANCE AT DECEMBER 31,
  1998......................      16,062
Issuance of common shares
  under stock option plans
  and restricted stock
  awards, including tax
  benefits..................       2,188
Acquisition of treasury
  shares under stock option
  plans.....................        (641)
Proceeds from public common
  stock offering, net of
  expenses..................      81,877
Amortization of deferred
  compensation..............         100
Comprehensive loss:
        Net loss............      (3,541)
        Currency translation
          adjustment........         (15)
                                 -------
Total comprehensive loss....      (3,556)
                                 -------
BALANCE AT DECEMBER 31,
  1999......................     $96,030
                                 =======

          See accompanying notes to consolidated financial statements.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                                 (IN THOUSANDS)

                                                                1997       1998        1999
                                                              --------   ---------   ---------
Cash flows from operating activities:
  Net income (loss).........................................  $  2,562   $     223   $  (3,541)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...........................     3,346       4,887       9,698
    Gain on sale of assets..................................      (105)        (51)        (13)
    Non-cash compensation expense...........................        --          --         139
    Deferred income taxes...................................       384       1,206      (2,157)
    Equity in earnings of unconsolidated joint ventures.....      (115)        (46)     (1,586)
    Amortization of discount and debt issuance costs,
      included in interest expense..........................        --         202       1,154
    Changes in operating assets and liabilities:
      Accounts receivable and unbilled services.............    (6,495)     (4,793)    (96,444)
      Income tax receivable.................................       554      (1,995)        668
      Costs and estimated earnings in excess of billings....        83      (7,238)      6,368
      Inventory.............................................     1,632        (279)       (459)
      Prepaid expenses and other............................    (1,119)        416        (702)
      Accounts payable and accrued liabilities..............     3,385      14,593      61,875
      Billings in excess of costs and estimated earnings....        --          --      11,541
      Unearned revenue......................................        --          --         157
                                                              --------   ---------   ---------
         Net cash provided by (used in) operating
           activities.......................................     4,112       7,125     (13,302)
Cash flows from investing activities:
  Purchases of property, plant and equipment................   (13,631)    (36,855)   (201,289)
  Purchase of marketable securities.........................        --    (145,000)   (283,613)
  Proceeds from sale of marketable securities...............        --      47,980     197,997
  Proceeds from disposal of property, plant and equipment...       644         304      22,833
  Investment in unconsolidated subsidiary...................        --        (169)       (551)
  Purchase of ICEL..........................................        --        (610)         --
                                                              --------   ---------   ---------
         Net cash used in investing activities..............   (12,987)   (134,350)   (264,623)
Cash flows from financing activities:
  Principal payments on notes payable.......................   (14,608)    (19,302)         --
  Proceeds from issuance of senior notes, net of debt
    issuance costs..........................................    20,554     144,985     201,161
  Proceeds from line of credit..............................    40,743      44,717          --
  Principal payments on line of credit......................   (40,405)    (45,869)         --
  Loan fees paid under long-term note agreement.............      (347)         --          --
  Net change in bank overdraft..............................      (957)         --          --
  Purchase of treasury stock................................        --         (37)       (641)
  Proceeds from stock option exercises......................       350         102         941
  Proceeds from issuance of common stock, net of issuance
    costs...................................................     6,997          --      81,877
  Other.....................................................      (213)       (606)         --
                                                              --------   ---------   ---------
         Net cash provided by financing activities..........    12,114     123,990     283,338
Effect of exchange rate on cash and cash equivalents........        --           9         (15)
                                                              --------   ---------   ---------
Net increase (decrease) in cash and cash equivalents........     3,239      (3,226)      5,398
Cash and cash equivalents at beginning of year..............       281       3,520         294
                                                              --------   ---------   ---------
Cash and cash equivalents at end of year....................  $  3,520   $     294   $   5,692
                                                              ========   =========   =========
Supplemental disclosure of cash flow information:
  Cash paid for interest including interest capitalized of
    $0, $183 and $6,724 in 1997, 1998 and 1999,
    respectively............................................  $  1,761   $   1,344   $  28,885
                                                              ========   =========   =========
  Cash paid (refunds received) for income taxes, net........  $    801   $   1,862   $    (974)
                                                              ========   =========   =========
Non-cash investing activity:
  Issuance of stock for ICEL acquisition....................  $     --   $   1,578   $      --
                                                              ========   =========   =========
  Issuance of restricted stock..............................  $     --   $      --   $     139
                                                              ========   =========   =========

          See accompanying notes to consolidated financial statements.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Basis of Presentation and Nature of Business

     The consolidated financial statements include CapRock Communications Corp. ("CapRock" or the "Company") and its majority owned subsidiaries. The Company was formed on February 3, 1998, to serve as a holding company for the operations of CapRock Telecommunications Corp., a Texas corporation ("CapRock Telecommunications"), CapRock Fiber Network Ltd., a Texas limited partnership ("CapRock Fiber"), and IWL Communications, Incorporated, a Texas corporation, doing business as CapRock Services Corp. ("CapRock Services"), and its wholly owned subsidiaries upon the consummation of the business combination of those companies (the "Combination"). All significant inter-company transactions are eliminated in consolidation. The equity method is used to account for unconsolidated investments in companies in which the Company exercises significant influences over operating and financial policies, but does not have a controlling interest. On August 26, 1998, pursuant to the Agreement and Plan of Merger and Plan of Exchange dated February 16, 1998, as amended (the "Merger Agreement"), among the Company, CapRock Telecommunications, CapRock Fiber, CapRock Services and certain other parties, the Company completed the Combination (note 2).

     The Company is a regional facilities-based integrated communications provider offering local, long distance, Internet, data and private line services to small and medium-sized businesses. The Company also provides switched and dedicated access, regional and international long distance, private lines and dark fiber to carrier customers. The Company is in the process of building an advanced fiber network throughout Texas, Louisiana, Oklahoma, Arkansas, New Mexico and Arizona. Additionally, the Company, through its wholly owned subsidiary -- CapRock Services, provides communications solutions to customers with operations in remote, difficult-access regions. The Company markets its services through its internal sales representatives and a network of independent agents.

  (b) Cash Equivalents and Short-Term Investments Available for Sale

     The Company considers all cash in bank accounts as cash equivalents. Marketable securities consist of U.S. government, money market and commercial paper securities, with maturities of less than one year. Marketable securities are stated at cost and are adjusted for discount accretion and premium amortization, which approximate fair value. The Company's short-term investment objectives are safety, liquidity and yield.

  (c) Inventory

     Inventory substantially consists of parts and equipment held for resale. Inventory that can be specifically identified using a unique identification number is stated at the lower of specified cost or market. Inventory that cannot be specifically identified is stated at the lower of cost or market, where cost is determined using the first in first out method. Market value, in all cases, represents the lower of replacement cost or net realizable value.

  (d) Property, Plant and Equipment

     Property, plant and equipment are stated at cost and include certain costs, which are capitalized during the installation and expansion of the telecommunications network including interest costs, payroll, general and administrative costs related to the construction. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining terms of the leases. Assets under construction are not depreciated until placed in service.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

     In the process of building out its fiber network, the Company may enter into Indefeasible Right to Use contracts ("IRUs") for the sale of fiber usage rights and to provide the construction services for such fiber. The Company may install additional conduits for these segments included in the IRUs for its own use while performing the construction services. This additional conduit is capitalized proportionately with the number of conduits placed, and depreciation begins for these costs as the specific fiber segment is placed in service.

  (e) Revenues and Cost of Revenues

     The Company recognizes revenue from the following sources: Carriers' Carrier, Integrated Services and Systems Services.

     Carriers' Carrier: Carriers' carrier revenue includes all carrier revenues generated from the sale of domestic and international switched services, from the sale of T-1 and DS-3 broadband capacity and from the sale and lease of dark fiber. The revenue generated from international switched services represent minutes of long distance traffic terminating in foreign countries, but generated by domestic U.S. based long distance carriers. Such revenues are recognized when the services are provided. The cost of revenues associated with these services is based primarily on the direct costs associated with owned and leased transmission capacity and the cost of transmitting and terminating traffic on other carriers' facilities. Commissions paid to sales representatives or agents to acquire customer call traffic are expensed in the period when associated call revenues are recognized.

     The Company accounts for long-term construction contracts relating to the development of telecommunications networks for customers using the percentage-of-completion method, which would include the sale of fiber usage rights through IRUs and the related construction services associated with building the fiber network specified in the IRUs. Progress under the percentage-of-completion is measured based upon costs incurred to date compared with total estimated construction costs. Customers are billed based upon contractual milestones.

     Integrated Services: Integrated services revenue includes all revenues generated from the sale of telecommunications products to business and residential customers. These products include local, long distance, Internet, data and private line services. The Company records revenues for these telecommunications services at the time of customer usage. The cost of revenues associated with services is based primarily on the direct costs associated with owned and leased transmission capacity and the cost of transmitting and terminating traffic on other carriers' facilities. The cost of revenues for local services also includes payments to local exchange carriers and interexchange carriers for access and transport charges. Commissions paid to sales representatives or agents to acquire customer call traffic are expensed in the period when associated call revenues are recognized.

     Systems Services: Systems services revenue includes revenues generated from the design, installation, leasing and sale of voice and data systems and products, primarily to companies in the oil and gas industry. The revenues associated with the leasing and sale of voice and data systems products are recorded as the services are provided. The revenue associated with the design and installation of voice and data systems products primarily relates to communication system contracts involving the engineering and integration of telecommunications systems and sales, service and maintenance of telecommunications equipment. These contracts are typically fixed price and such revenue is recognized based upon the percentage-of-completion method, primarily based upon contract costs incurred to date compared with total estimated contract costs. In 1997 systems services revenue included product resales to a single customer which were substantially complete in May 1997.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

  (f) Business and Credit Concentration

     Financial instruments which potentially expose the Company to a concentration of credit risk, as defined by SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk, consist primarily of accounts receivable from carriers, retail and commercial customers. The Company extends credit to customers on an unsecured basis with the risk of loss limited to outstanding amounts.

  (g) Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (h) Stock-Based Compensation

     The Company accounts for its stock-based employee compensation plan using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). As such, compensation expense is recorded on the date of grant to the extent the current market price of the underlying stock exceeds the exercise price. The Company has provided pro forma disclosures as if the fair value-based method of accounting for these plans, as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), had been applied.

  (i) Foreign Currency Translation

     Results of operations for foreign investments are translated from the designated functional currency to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate in effect at the reporting date. Resulting gains and losses from translating foreign currency financial statements are included in accumulated other comprehensive income, a component of stockholders' equity.

  (j) Intangible Assets

     The Company recorded approximately $1.6 million of goodwill and $300,000 relating to other intangibles in connection with the acquisition of Integrated Communications and Engineering Ltd. ("ICEL") (note 16). Goodwill represents the excess of the purchase price over fair value of identifiable net assets acquired and is amortized on a straight-line basis over the expected periods to be benefited. Goodwill in connection with the acquisition of ICEL will be amortized over 20 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of goodwill impairment, if any, is measured based upon projected discounted future operating cash flows using a discounted rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

  (k) Impairment of Long-Lived Assets

     The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. The Statement requires that long-lived assets and certain identifiable intangibles be assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (l) Fair Value of Financial Instruments

     The Company believes that the carrying amounts of its financial instruments included in current assets and current liabilities approximate the fair value of such items due to their short-term nature. As of December 31, 1999, the estimated fair value and the carrying amount of the Company's 12% Senior Notes due 2008 was $155.3 million and $145.7 million, respectively. As of December 31, 1999, the estimated fair value and the carrying amount of the Company's 11 1/2% Senior Notes due 2009 was $215.3 million and $201.8 million, respectively.

  (m) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

  (n) Earnings per Common Share

     In 1997, the Company adopted the Financial Accounting Standards Board Statement No. 128 ("SFAS No. 128"), "Earnings Per Share". All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to SFAS No. 128 requirements. (In thousands, except per share data).

                                                           1997      1998      1999
                                                          -------   -------   -------
Numerator:
          Net income (loss).............................  $ 2,562   $   223   $(3,541)
Denominator:
  Denominator for basic earnings (loss) per common
     share -- weighted average shares outstanding.......   27,984    28,899    31,727
Effect of dilutive securities:
  Warrants and employee stock options...................      497     1,129        --
                                                          -------   -------   -------
  Denominator for diluted earnings (loss) per common
     share -- weighted average shares outstanding.......   28,481    30,028    31,727
                                                          =======   =======   =======
Basic and diluted earnings (loss) per common share......  $  0.09   $  0.01   $ (0.11)
                                                          =======   =======   =======

     For the year ended December 31, 1999, the effect of the Company's potential common stock equivalents was omitted from the computation of diluted net loss per common share as their effect would be antidilutive.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

  (o) Comprehensive Income

     On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and currency translation adjustments and is presented in the consolidated statements of stockholders' equity and comprehensive income (loss). The Statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. Prior to 1998, the Company's comprehensive income only consisted of net income.

(2) BUSINESS COMBINATION

     On August 26, 1998, pursuant to the Plan of Agreement of Merger and Plan of Exchange dated February 16, 1998, as amended, the Company completed the mergers with CapRock Telecommunications, CapRock Fiber and CapRock Services. Accordingly, the Consolidated Balance Sheets as of December 31, 1998 and 1999 and the Consolidated Statements of Operations, Stockholders' Equity and Comprehensive Income (Loss) and Cash Flows for each of the years in the three year period ended December 31, 1999 include CapRock Telecommunications, CapRock Fiber and CapRock Services as though these entities had always been a part of CapRock.

     All previously outstanding shares of CapRock Services common stock ceased to exist and each such share was converted into and became exchangeable for one share of CapRock common stock, and all previously outstanding shares of CapRock Telecommunications common stock ceased to exist, and each such share was converted into and became exchangeable for 1.789030878 shares of CapRock common stock and each one percent (1%) of the interests in CapRock Fiber issued and outstanding was exchanged for 63,194.54 shares of CapRock common stock. The Company issued 28,910,221 common shares in exchange for the outstanding common share of CapRock Telecommunications, CapRock Fiber and CapRock Services. Additionally, outstanding employee stock options of CapRock Services and CapRock Telecommunications were converted at the above exchange factors into options to purchase shares of CapRock common stock. The mergers and interest exchange constituted a tax-free reorganization and was accounted for as a pooling of interests.

     The transactions between CapRock, CapRock Services and CapRock Fiber have been eliminated for all respective periods presented. Certain reclassifications were made to CapRock Services financial statements to conform to CapRock's presentations.

(3) MARKETABLE SECURITIES

     Investments in marketable securities at December 31, 1998 and 1999 consisted of money market investments of $46,666,281 and $9,974,718, respectively and commercial paper securities of $50,353,508 and $172,661,433, respectively.

     At December 31, 1998 and 1999, the estimated fair value of the Company's commercial paper securities approximated cost, and the gross unrealized gains and losses were not significant.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

(4) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is comprised of the following (amounts in thousands):

                                                       USEFUL LIVES    1998       1999
                                                       ------------   -------   --------
Land.................................................      --         $   300   $  1,034
Buildings............................................     20-30         1,189        910
Leasehold improvements...............................  Lease Term       1,191      6,312
Office equipment, furniture and other................      5-7          9,707     19,023
Telecommunications network...........................     5-20         21,148    107,065
Equipment for rent/lease.............................     7-10         16,659     15,811
Construction in progress.............................      --          21,774     99,814
                                                                      -------   --------
          Total property, plant and equipment........                  71,968    249,969
Less accumulated depreciation........................                  12,361     21,368
                                                                      -------   --------
          Property, plant and equipment, net.........                 $59,607   $228,601
                                                                      =======   ========

     The Company capitalizes interest cost as a component of the cost of construction in progress. The following is a summary of interest costs incurred during 1998 and 1999 (in thousands):

                                                               1998     1999
                                                              ------   -------
Interest cost capitalized...................................  $  183   $ 6,724
Interest cost charged to income.............................   9,459    27,292
                                                              ------   -------
          Total interest costs incurred.....................  $9,642   $34,016
                                                              ======   =======

(5) COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS AND BILLINGS IN EXCESS OF COSTS AND EARNINGS

                                                               1998      1999
                                                              ------   --------
                                                               (IN THOUSANDS)
Costs incurred on uncompleted contracts.....................  $3,480   $ 13,288
Estimated earnings..........................................   6,119      4,360
                                                              ------   --------
                                                               9,599     17,648
Less: billings to date......................................   2,361     28,319
                                                              ------   --------
                                                              $7,238   $(10,671)
                                                              ======   ========

     Included in accompanying balance sheets under the following captions:

                                                               1998      1999
                                                              ------   --------
                                                               (IN THOUSANDS)
Costs and estimated earnings in excess of billings..........  $7,238   $    870
Billings in excess of costs and earnings on uncompleted
  contracts.................................................      --    (11,541)
                                                              ------   --------
                                                              $7,238   $(10,671)
                                                              ======   ========

(6) INVESTMENT IN KENWOOD SYSTEMS GROUP

     In September 1997, the Company sold its 50% ownership in Kenwood Systems Group, Inc. ("KSG"), a California corporation. The remaining 50% of the voting common stock is owned by Kenwood Americas Corporation ("KAC"). The results of operations from January 1, 1997 through the date of sale (September 30, 1997) of KSG have been reflected in the Company's operating results. The Company recorded a gain on the sale of KSG of $66,226 in 1997.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

     The investment was recorded using the equity method in which the original investment, adjusted for the Company's proportionate share of KSG's income, losses and dividend distributions, was recorded as a long-term investment. The Company's original investment in KSG was $200,000. An additional investment of $50,000 was made during the year ended December 31, 1997. The Company's proportionate share of KSG's earnings for the year ended December 31, 1997 was $115,107.

     The Company received a management fee of $76,995 from KSG for the year ended December 31, 1997. Billings by the Company to KSG for the year ended December 31, 1997 for insurance, supplies, equipment and management fees totaled approximately $174,500.

(7) LEASES

     The Company leases equipment, office space, communication services and land and buildings (used for transmission sites) under operating leases. Future minimum lease payments under these lease agreements for each of the next five years are summarized as follows (in thousands):

Year ending December 31,
  2000.....................................................  $ 4,809
  2001.....................................................    5,023
  2002.....................................................    4,481
  2003.....................................................    4,260
  2004.....................................................    3,928
  Thereafter...............................................   10,829
                                                             -------
          Total minimum lease payments.....................  $33,330
                                                             =======

     As operating leases expire, it is expected that they will be replaced with similar leases. Rent expense under operating leases totaled $1,419,812, $1,027,651 and $4,684,807 for each of the years ended December 31, 1997, 1998 and 1999, respectively.

     The Company also enters into right of way agreements in connection with building its fiber network. The annual expenditures relating to these agreements is immaterial.

(8) DEBT

     In July 1998, the Company issued $150 million aggregate principal amount of its 12% Senior Notes due 2008 (the "1998 Senior Notes"), which closed on July 16, 1998. Interest on the 1998 Senior Notes is payable semi-annually in arrears on January 15 and July 15 of each year, commencing on January 15, 1999, at the rate of 12% per annum. The 1998 Senior Notes are presented net of unamortized debt issuance costs of $4,812,961 and $4,283,748 at December 31, 1998 and 1999, respectively. The amortization of debt issuance cost is recorded to interest expense and such amount was $202,159 and $529,213 in 1998 and 1999, respectively. The net proceeds from the offering were used to repay existing debt obligations. Such proceeds for debt payoffs totaled $26.8 million.

     In May 1999, the Company issued $210 million aggregate principal amount of its 11 1/2% Senior Notes due 2009 (the "1999 Senior Notes"), which closed on May 18, 1999. Interest on the 1999 Senior Notes is payable semi-annually in arrears on May 1 and November 1 of each year, commencing on November 1, 1999, at the rate of 11 1/2% per annum. The 1999 Senior Notes are presented net of unamortized debt issuance costs of $5,390,541 and unaccreted discount of $2,823,862 at December 31, 1999. The amortization of debt issuance costs and discount accretion are recorded to interest expense and such amounts were $385,039 and $240,033, respectively, in 1999.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

     The 1998 Senior Notes and 1999 Senior Notes contain certain covenants which provide for limitations on indebtedness, dividends, asset sales and certain other transactions and effectively prohibits the payment of cash dividends. The proceeds from the 1998 Senior Notes and 1999 Senior Notes will be used to fund capital expenditures for the construction of its fiber optic network, to expand its sales offices, for potential acquisitions and for general working capital purposes. The funds have been invested in high-grade liquid securities.

(9) RELATED PARTIES

     The Company currently leases private line services from affiliated companies. Total payments to these affiliated companies for services totaled $1,176,000 in 1998 and $1,810,000 in 1999. The Company believes that the prices charged for such services do not exceed prices charged by unrelated parties.

     The Company's billing and back office systems are being developed by RiverRock Systems, Ltd. ("RiverRock"), a limited partnership formed in July 1998. The Company owns a 49% interest in the limited partnership and David E. Thompson owns a 50% limited partnership interest. Thompson Technology, Inc. (which is owned by David Thompson, a brother of Jere W. Thompson, Jr. -- CEO of CapRock Communications Corp.) is the general partner and owns a 1% general partnership interest. The Company is committed to fund $700,000 for the development of the systems. The Company contributed a total of $169,166 and $550,904 in 1998 and 1999, respectively, as capital contributions to RiverRock. In 1999, the Company was billed by RiverRock $698,652 for software and programming services outside the scope of the original agreement, and this amount was an outstanding payable as of December 31, 1999. The Company recorded losses relating to its investment in RiverRock of $84,000 and $171,000 for the years ended December 31, 1998 and 1999, respectively. The investment balances of $85,166 and $465,070 as of December 31, 1998 and 1999, respectively, were included in other assets.

     At December 31, 1999 the Company had a note receivable from one of its officers. The note bears interest at the prime rate and requires annual principal and interest payments for its term of three years. However, if the officer is employed by the Company on a payment's due date the payment is forgiven.

(10) ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The activity in the allowance for doubtful accounts for the years ended December 31, 1997, 1998 and 1999 is as follows (in thousands):

                                                            1997     1998      1999
                                                           ------   -------   -------
Allowance for doubtful accounts at beginning of year.....  $  399   $ 1,781   $   710
Additions charged to bad debt expense....................   1,382     1,650     6,010
Write-downs charged against the allowance, net of
  recoveries.............................................      --    (2,721)   (1,512)
                                                           ------   -------   -------
          Allowance for doubtful accounts at end of
            year.........................................  $1,781   $   710   $ 5,208
                                                           ======   =======   =======

(11) LEASE CONTRACTS

     The Company provides telecommunications services to various customers under operating leases. The services include agreements to lease capacity to customers over the fiber optic line, communications equipment, line/satellite charges and/or maintenance charges. These leases impose certain obligations on both the lessor and lessee, which must be met during the term of the lease.

     A significant portion of these services requires that the Company have access to international communication satellites. The Company has contracted with a Russian entity for rights to access its portion of an international communications satellite. The Company has agreed to pay a recurring monthly fee to the entity based on the amount of satellite space segment utilized by each lessee. Additionally, the

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

Company has sold communication equipment to the entity. The Company utilizes those facilities to provide communication services to various United States energy and oil and gas companies and other customers doing business in Russia.

     The following is a summary of expected revenue to be earned during the next five years by the Company on lease agreements executed on or before December 31, 1999 (in thousands).

Year ending December 31,
  2000.....................................................  $ 7,530
  2001.....................................................    5,891
  2002.....................................................    5,010
  2003.....................................................    4,533
  2004.....................................................    3,082
  Thereafter...............................................    5,972
                                                             -------
          Total............................................  $32,018
                                                             =======

(12) STOCKHOLDERS' EQUITY

INITIAL PUBLIC OFFERING

     The Company, through its wholly owned subsidiary -- CapRock Services, completed an initial public offering ("IPO") of common stock on June 12, 1997, issuing 1,450,000 shares at $6.00 per share. The proceeds, net of commissions and expenses, from this IPO totaled $6,996,505. In July 1997, the underwriters exercised an over allotment option and purchased an additional 62,496 shares resulting in net proceeds of $337,473.

SECONDARY PUBLIC OFFERING

     In May 1999, the Company completed a secondary public offering of common stock, issuing 4,000,000 shares at $22.00 per share. The proceeds, net of commissions and expenses, from this offering totaled $81,876,501.

COMMON STOCK

     CapRock was incorporated as a Texas corporation on February 3, 1998, to serve as a holding company for the operations of CapRock Telecommunications, CapRock Fiber and CapRock Services after completion of their business combination (note 2) in conformance with the provisions of their Agreement and Plan of Merger dated February 16, 1998. The Company issued 28,910,221 common shares in exchange for the outstanding common shares and partnership interests of CapRock Telecommunications, CapRock Fiber and CapRock Services.

CAPROCK TELECOMMUNICATIONS EMPLOYEE STOCK OPTION PLAN

     In September 1997, CapRock Telecommunications adopted a stock option plan (the "CapRock Telecommunication Plan") pursuant to which the Company's Board of Directors may grant nonqualified options to employees. The CapRock Telecommunications Plan authorized grants of options to purchase up to 10% of the common shares outstanding. All CapRock Telecommunications stock options have a ten-year term and cannot be exercised prior to September 1, 1998. The options vest over three to five-year periods. All options expire August 31, 2007. Upon consummation of the merger, the outstanding stock options under this plan were converted at the exchange factor (note 2) into options to purchase shares of CapRock common stock.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

     In 1997, CapRock Telecommunications granted 380,313 nonqualified stock options under the CapRock Telecommunications Plan with an exercise price of $1.00 per share. The Company recorded deferred compensation of $417,100 related to these stock option grants, which will be recognized over the vesting period. As of December 31, 1999, 71,923 of the options previously granted were forfeited and canceled, 86,212 options were exercised and 222,178 options were outstanding.

CAPROCK SERVICES INCENTIVE STOCK OPTION PLAN

     In 1996, CapRock Services adopted an Employee Incentive Stock Option Plan ("CapRock Services Incentive Plan"). The option price per share could not be less than the fair market value of a share on the date the option is granted. Options under such plan generally vest at the rate of 20% per year over a five year period; however; the Board at its discretion may accelerate the vesting schedule. All options granted under the CapRock Services Incentive Plan on or prior to the IPO date, June 12, 1997, vested in full on the offering date. CapRock Services granted 342,214 options under the plan. The stock options expire ten years from the date of grant. Upon consummation of the merger, the outstanding stock options under this plan were converted at a one to one ratio to purchase shares of CapRock common stock.

     As of December 31, 1999, 46,000 of the options previously granted were forfeited, 140,148 options were exercised and 156,066 options were outstanding. No additional options are available for grant under the CapRock Services Incentive Plan.

WARRANTS

     The Company issued to its investment bankers warrants to purchase up to 145,000 shares of common stock, at an exercise price equal to 120% of the IPO price. Upon consummation of the merger, the outstanding warrants were converted at a one to one ratio to purchase shares of CapRock common stock. All of the warrants were outstanding as of December 31, 1999.

     The warrants have certain demand and "piggy-back" registration rights that may require the Company to register for resale the shares of Common Stock issuable under the warrants. The warrants are exercisable for a period of four years, beginning June 12, 1998.

CAPROCK EQUITY INCENTIVE PLAN

     On August 26, 1998, in connection with the approval of the merger, the shareholders of the Company approved an equity incentive plan (the "CapRock Plan"). The CapRock Plan authorized the granting of awards, which would allow up to an aggregate of 5,000,000 share of common stock to be acquired by participants and provides that a maximum of 2,500,000 shares of common stock may be issued to any one participant. All prospective equity grants will be issued from the CapRock Plan. The awards under the Plan may take the form of stock options, stock appreciation rights, restricted stock awards, deferred stock, stock reload options, and other stock based awards.

     Stock options granted under the CapRock Plan may be either options that are intended to qualify for treatment as incentive stock options under Section 422 of the IRS tax code or options that do not so qualify (non-qualified stock options). Options under the Plan may be granted to any person who is an officer or other employee or consultants of the Company or any of its subsidiaries. The exercise price of incentive stock options must be at least the fair value of a share of the common stock on the date of grant (and not less than 110% of the fair market value of a share of the common stock on the date of grant). The exercise price of non-qualified stock options may be less than 100% of the fair market value of a share of the common stock on the date of grant. The term of the option may not exceed 10 years (5 years in the case of incentive stock options granted to an optionee owning 10% or more of the common stock).

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

     As of December 31, 1999, the Company granted 4,030,190 options under this plan and these options vest over three to five years. As of December 31, 1999, 453,620 of the options granted were forfeited and canceled, 76,300 options granted were exercised and 3,500,270 of the options were outstanding.

RESTRICTED STOCK

     In October 1999, the Company granted one of its executive officers 100,000 shares of restricted stock. The restriction on these shares expires over 3 years.

DIRECTOR STOCK OPTION PLAN

     On August 26, 1998, in connection with the approval of the merger, the shareholders of the Company approved the Director Stock Option Plan (the "CapRock Director Plan"). All options to be granted under the CapRock Director Plan will be non-qualified stock options. A total of 400,000 shares of common stock have been reserved for issuance under the CapRock Director Plan. Each option will expire ten years from the date of grant and the options vest over three years. Outstanding options will expire earlier if an optionee terminates service as a director before the end of the first ten-year term. As of December 31, 1999, the Company granted 34,000 options under this plan and all were outstanding as of December 31, 1999.

     The remaining options available for future grant as of December 31, 1999 are 1,423,430 options under the CapRock Plan and 366,000 under the CapRock Director Plan.

     A summary of options activity under the plans described above is as follows:

                                                                             WEIGHTED-
                                                                NUMBER        AVERAGE
                                                              OF OPTIONS   EXERCISE PRICE
                                                              ----------   --------------
BALANCE AT DECEMBER 31, 1996................................    160,614        $ 3.62
  Options granted...........................................    552,499          2.25
  Options exercised.........................................    (13,919)         3.56
  Options forfeited.........................................     (8,275)          .56
                                                              ---------        ------
BALANCE AT DECEMBER 31, 1997................................    690,919          2.56
  Options granted...........................................  1,721,600          6.58
  Options exercised.........................................    (53,726)         3.04
  Options forfeited.........................................    (98,926)         4.80
                                                              ---------        ------
BALANCE AT DECEMBER 31, 1998................................  2,259,867          5.51
  Options granted...........................................  2,370,005         20.82
  Options exercised.........................................   (235,015)         4.00
  Options forfeited.........................................   (482,343)        11.72
                                                              ---------        ------
BALANCE AT DECEMBER 31, 1999................................  3,912,514        $14.11
                                                              =========        ======

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

     A summary of options outstanding as of December 31, 1999 is as follows:

                                                   NUMBER OF    WEIGHTED-AVERAGE    NUMBER OF
RANGE OF                                            OPTIONS        REMAINING         OPTIONS
EXERCISE PRICE                                    OUTSTANDING   CONTRACTUAL LIFE   EXERCISABLE
--------------                                    -----------   ----------------   -----------
$ 0.56 to $ 0.56................................     222,178          7.78            44,678
$ 3.56 to $ 4.49................................      55,666          5.92            55,666
$ 6.00 to $ 8.25................................   1,671,440          8.73           306,634
$ 9.56 to $13.81................................      50,000          9.12                --
$19.50 to $27.50................................   1,660,210          9.67                --
$31.50 to $40.50................................     253,020          9.50                --
                                                   ---------          ----           -------
$ 0.56 to $40.50................................   3,912,514          9.09           406,978
                                                   =========          ====           =======

     The Company applied the intrinsic value method prescribed by APB Opinion No. 25 in accounting for its plans. SFAS No. 123 requires disclosure of the compensation cost for stock-based incentives granted based upon the fair value at grant date for awards. Applying SFAS No. 123 would result in pro forma net income (loss) and earnings (loss) per common share amounts as follows (in thousands, except per share data):

                                                                       1997    1998     1999
                                                                      ------   -----   -------
Net income (loss).....................................  As reported   $2,562   $ 223   $(3,541)
                                                        Pro forma      2,385    (762)   (6,010)
Basic earnings (loss) per common share................  As reported     0.09    0.01     (0.11)
                                                        Pro forma       0.09   (0.03)    (0.19)
Diluted earnings (loss) per common share..............  As reported     0.09    0.01     (0.11)
                                                        Pro forma       0.08   (0.03)    (0.19)

     The fair value of each option grant was estimated using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 5.8%; expected option live of 2.5 years; expected volatility of 55%, 52% and 52%, and no expected dividend yield, in 1997, 1998 and 1999, respectively.

(13) INCOME TAXES

                                                                 YEAR ENDED DECEMBER 31, 1997
                                                            ---------------------------------------
                                                            U.S. FEDERAL   FOREIGN   STATE   TOTAL
                                                            ------------   -------   -----   ------
                                                                        (IN THOUSANDS)
Current...................................................     $  947       $113      $70    $1,130
Deferred..................................................        365         --       18       383
                                                               ------       ----      ---    ------
          Total...........................................     $1,312       $113      $88    $1,513
                                                               ======       ====      ===    ======

                                                                YEAR ENDED DECEMBER 31, 1998
                                                           ---------------------------------------
                                                           U.S. FEDERAL   FOREIGN   STATE   TOTAL
                                                           ------------   -------   -----   ------
                                                                       (IN THOUSANDS)
Current..................................................      $ --        $ --     $ 62    $   62
Deferred.................................................       897         134      174     1,205
                                                               ----        ----     ----    ------
          Total..........................................      $897        $134     $236    $1,267
                                                               ====        ====     ====    ======

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

                                                               YEAR ENDED DECEMBER 31, 1999
                                                              ------------------------------
                                                              U.S. FEDERAL   STATE    TOTAL
                                                              ------------   -----   -------
                                                                      (IN THOUSANDS)
Current.....................................................    $    --      $  77   $    77
Deferred....................................................     (2,978)      (287)   (3,265)
                                                                -------      -----   -------
          Total.............................................    $(2,978)     $(210)   (3,188)
                                                                =======      =====   =======
Tax equivalents related to non-qualified option exercises
  credited to additional paid-in capital....................                           1,108
                                                                                     -------
          Total provision (benefit).........................                         $(2,080)
                                                                                     =======

     Foreign income taxes results from taxes relating to operations in the United Kingdom and from taxes withheld on sales related to Russian operations. Operating income (loss) from such operations for the years ended December 31, 1997, 1998 and 1999 were $555,000, $(441,000) and $(1,105,000) respectively.

     Income tax expense differs from the amount computed by applying the federal income tax rate of 34% to earnings before taxes, as follows (in thousands):

                                                             1997     1998     1999
                                                            ------   ------   -------
Income tax provision at 34%...............................  $1,386   $  506   $(1,911)
Merger expenses not deductible for tax purposes...........      --      612        --
Expenses not deductible for tax purposes..................      33       29        63
State income tax expense, net of federal effect...........      89      155      (139)
Effect of foreign operations, including foreign tax
  credits.................................................     (49)     (11)      (22)
Exclusion of CapRock Fiber income tax benefit.............      39       --        --
Other.....................................................      15      (24)      (71)
                                                            ------   ------   -------
          Total...........................................  $1,513   $1,267   $(2,080)
                                                            ======   ======   =======

     The tax effects of temporary differences and carryforwards, which result in a significant portion of the deferred tax assets and liabilities, are as follows (in thousands):

                                                          1998                   1999
                                                  --------------------   --------------------
                                                  ASSETS   LIABILITIES   ASSETS   LIABILITIES
                                                  ------   -----------   ------   -----------
Effect on deferred taxes of carryforwards.......  $2,036     $   --      $4,412     $   --
Foreign tax credit..............................     207         --         207         --
Allowance for doubtful accounts.................     245         --       1,927         --
Unearned compensation...........................      --         17          22         --
Deferred revenue................................      --      1,906          --         --
Accrued vacation pay............................      40         --          --         --
Property, plant and equipment...................      --      1,962          --      4,359
Other...........................................      31         --          56         --
                                                  ------     ------      ------     ------
          Total deferred taxes..................  $2,559     $3,885      $6,624     $4,359
                                                  ======     ======      ======     ======

     The deferred tax assets and liabilities are reflected in the financial statements in the following balance sheet accounts (in thousands):

                                                               1998     1999
                                                              ------   ------
Current deferred tax assets.................................  $1,989   $6,594
Non-current deferred tax liability..........................   3,315    4,329

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

     A net operating loss of $11.5 million was available as of December 31, 1999 and will be available to offset future taxable income. The net operating loss carryforward will expire in years 2018 and 2019; however, management believes that this carryforward will be utilized prior to expiration. No valuation allowance for deferred taxes at December 31, 1998 and 1999 is considered necessary as management has determined that it is more likely than not that these assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

(14) COMMITMENTS

     The Company has entered into joint build agreements where it manages the project. As manager, the Company is committed to meeting various construction milestones during the term of the project. In the event that the completion dates for any of the milestones are not met by the Company, penalties are imposed on the Company. Such penalties incurred by the Company have been immaterial and the Company believes that future penalties would also be immaterial.

     At December 31, 1999 the Company had committed to make payments totaling $44.5 million relating to the purchase of IRUs.

     The Company has an agreement with various vendors, which require minimum usage. In the event such monthly commitments are not met, the Company is required to remit to the vendor the difference between the commitments and the actual usage. Such amount, if necessary, would be recorded as cost of revenue in the period incurred.

     The Company entered into a volume purchase commitment of $13 million relating to the purchase of telecommunications equipment. In the event the $13 million commitment is not fulfilled by CapRock, the Company shall pay the vendor a penalty ranging from 3%-13% of the purchase commitment. The Company believes that no penalties will be incurred under this contract.

(15) 401(k) PLANS

     The Company offers its qualified employees the opportunity to participate in one of its defined contribution retirement plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code. Each employee may contribute on a tax deferred basis a portion of annual earnings not to exceed $10,000. The Company matches individual employee contributions up to a maximum level, which in no case exceeds 6%. The Company's matching contributions to the plan (after forfeitures) for the years ended December 31, 1997, 1998 and 1999 were $30,287, $81,086 and $233,319, respectively.

(16) ACQUISITION

     In January 1998, the Company completed the acquisition of Integrated Communications and Engineering, Ltd. ("ICEL"), a communications systems integrator and maintenance provider in Aberdeen, Scotland. The Company paid a total purchase price of approximately $2.2 million comprised of approximately $610,000 in cash and 207,266 shares of the Company's common stock. The acquisition was accounted for as a purchase business combination, and accordingly the purchase price was allocated to assets acquired and liabilities assumed. Approximately $1.6 million was recorded as goodwill and $300,000 was allocated to contracts as a result of the transaction.

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

     The following summarizes the unaudited consolidated data as though the acquisition of ICEL occurred as of January 1, 1997 (in thousands):

                                                              HISTORICAL   PRO FORMA
                                                              ----------   ---------
Revenue.....................................................   $75,349      $78,679
Net income..................................................     2,562        2,681
Earnings per share..........................................      0.09         0.10

(17) SUBSEQUENT EVENTS

     In January 2000, CapRock and 360networks Inc. (formerly Worldwide Fiber) entered into a regional joint construction effort to jointly build approximately 1,300 miles of fiber network through Texas, New Mexico and Arizona. This will also allow CapRock to increase the speed to market of its voice and high-speed data services to cities along the route, including Tucson, Arizona; Santa Fe and Albuquerque, New Mexico; and El Paso, Midland, San Angelo, and Temple, Texas. The co-build contract calls for CapRock to construct a Texas fiber route from El Paso through Temple to Austin, while 360networks Inc. is responsible for laying fiber west of El Paso through Tucson and into Phoenix. The projected budget for this development is in excess of $100 million. CapRock and 360networks Inc. will each own one conduit and will jointly own those remaining in the multi-conduit segment. Construction is scheduled to begin in the first quarter of 2000 with completion expected by year end.

(18) SEGMENT REPORTING AND CONCENTRATION OF CUSTOMERS

     In June 1997, the Financial Accounting Standards Board issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, which the Company has adopted in 1998. The Company identifies such segments based on management responsibility. The Company measures segment profit as operating income, which is defined as income before interest expense and income taxes. The revenue for the Carriers' Carrier, Integrated Services and Systems Services are discussed in note 1(e). The Corporate Division includes certain general and administrative functions and operating expenses. Merger related expenses of $2.3 million were included in corporate, which comprise the segment operating loss of $3.5 million in 1998. The general and administrative expenses were allocated to each of the respective divisions prior to 1998. Information regarding operating segments is as follows (in thousands):

                                                  YEAR ENDED DECEMBER 31, 1997
                                                ---------------------------------
                                    CARRIERS'   INTEGRATED   SYSTEMS
                                     CARRIER     SERVICES    SERVICES   CORPORATE   CONSOLIDATED
                                    ---------   ----------   --------   ---------   ------------
Revenue from external customers...   $41,805      $8,640     $24,904     $    --      $75,349
Depreciation and amortization.....     1,468         128       1,750          --        3,346
Capitalized interest..............        --          --          --          --           --
Operating income..................     3,300         596       1,562          --        5,458
Total assets......................    20,642       2,464      26,283          --       49,389

                                                  YEAR ENDED DECEMBER 31, 1998
                                                ---------------------------------
                                    CARRIERS'   INTEGRATED   SYSTEMS
                                     CARRIER     SERVICES    SERVICES   CORPORATE   CONSOLIDATED
                                    ---------   ----------   --------   ---------   ------------
Revenue from external customers...   $80,628      $9,516     $31,630     $    --      $121,774
Depreciation and amortization.....     1,758         136       2,993          --         4,887
Capitalized interest..............       183          --          --          --           183
Operating income (loss)...........    11,006         402         (54)     (3,529)        7,825
Total assets......................    59,220       2,827      30,223      99,696       191,966

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

                                                YEAR ENDED DECEMBER 31, 1999
                                              ---------------------------------
                                  CARRIERS'   INTEGRATED   SYSTEMS
                                   CARRIER     SERVICES    SERVICES   CORPORATE   CONSOLIDATED
                                  ---------   ----------   --------   ---------   ------------
Revenue from external
  customers.....................  $141,175     $21,870     $29,578    $     --      $192,623
Depreciation and amortization...     5,653         963       3,082          --         9,698
Capitalized interest............     6,724          --          --          --         6,724
Operating income (loss).........    24,769      (3,794)        824     (11,085)       10,714
Total assets....................   235,514      90,377      25,390     197,554       548,835

     All significant transactions and agreements of the Company, with the exception of the operations of ICEL (Scotland) are generated in U.S. dollars. The pertinent data relating to foreign operations is as follows (in thousands):

                                                       YEAR ENDED DECEMBER 31, 1997
                                         --------------------------------------------------------
                                          U.S.     MEXICO   RUSSIA   INTERNATIONAL   CONSOLIDATED
                                         -------   ------   ------   -------------   ------------
Revenue from external customers........  $57,706   $6,495   $1,905      $9,243         $75,349
Operating income.......................    3,463    1,216      555         224           5,458
Long-lived assets......................   27,341       --       --          --          27,341

                                                      YEAR ENDED DECEMBER 31, 1998
                                            ------------------------------------------------
                                             U.S.     MEXICO    INTERNATIONAL   CONSOLIDATED
                                            -------   -------   -------------   ------------
Revenue from external customers...........  $79,185   $16,611      $25,978        $121,774
Operating income (loss)...................    3,766     1,920        2,139           7,825
Long-lived assets.........................   58,893        --        2,508          61,401

                                                     YEAR ENDED DECEMBER 31, 1999
                                           -------------------------------------------------
                                             U.S.     MEXICO    INTERNATIONAL   CONSOLIDATED
                                           --------   -------   -------------   ------------
Revenue from external customers..........  $154,710   $11,993      $25,920        $192,623
Operating income (loss)..................     8,040       600        2,074          10,714
Long-lived assets........................   227,323        --        2,948         230,271

     All revenue was derived from unaffiliated customers. For the year ended December 31, 1997, one customer provided $9,349,000 (or 12%) of the Company's revenue. For the year ended December 31, 1998, one customer provided $13,985,000 (or 11%) and another customer provided $12,344,000 (or 10%) of the Company's revenue. For the year ended December 31, 1999, one customer provided $28,968,000 (or 15%) and another customer provided $24,160,000 (or 13%) of the Company's revenue.

(19) QUARTERLY RESULTS -- (UNAUDITED)

     The Company's unaudited quarterly results are as follows (in thousands, except per share data):

                                                        FOR THE 1998 QUARTER ENDED,
                                              -----------------------------------------------
                                              MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                              --------   -------   ------------   -----------
Revenue.....................................  $24,412    $27,008     $35,284        $35,070
Gross profit................................    8,183      9,202       9,309         11,859
Net income (loss)...........................    1,358      1,515      (1,650)        (1,000)
Basic and diluted earnings (loss) per common
  share.....................................     0.05       0.05       (0.06)         (0.03)

                 CAPROCK COMMUNICATIONS CORP. AND SUBSIDIARIES

                                                        FOR THE 1999 QUARTER ENDED,
                                              -----------------------------------------------
                                              MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                              --------   -------   ------------   -----------
Revenue.....................................  $37,036    $37,560     $49,003        $69,024
Gross profit................................   14,655     15,022      20,241         27,029
Net income (loss)...........................   (1,705)    (1,901)         49             16
Basic and diluted earnings (loss) per common
  share.....................................    (0.06)     (0.06)       0.00           0.00

PROSPECTUS

                         [CAPROCK COMMUNICATIONS LOGO]

                          CAPROCK COMMUNICATIONS CORP.

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                               ------------------

     We may offer from time to time any combination of these securities in one or more offerings, and certain of our shareholders may offer from time to time shares of common stock. We will not receive any proceeds from the sale of shares by the selling shareholders. For information on the methods of sale, you should refer to the section entitled "Plan of Distribution."

     We will provide specific terms of these securities and their offering prices in supplements to this prospectus.

     In the case of debt securities, these terms will include, as applicable, the specific designation, aggregate principal amount, maturity, rate or formula of interest, premium and terms for redemption. In the case of shares of preferred stock, these terms will include, as applicable, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights. In the case of common stock, these terms will include the aggregate number of shares offered.

     The aggregate initial offering price of all of the securities which may be sold pursuant to this prospectus will not exceed U.S. $900,000,000, or its equivalent based on the applicable exchange rate at the time of issue in one or more foreign currencies or currency units as shall be designated by CapRock Communications Corp.

     Our common stock is quoted on the Nasdaq Stock Market's National Market under the symbol CPRK. The applicable prospectus supplement will contain information, where applicable, as to any other listing on the Nasdaq Stock Market's National Market or any securities exchange of the securities covered by the prospectus supplement.
                               ------------------

     You should read this prospectus and any prospectus supplement carefully before you invest. THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE THE SALES OF THE SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                               ------------------

     SEE "RISK FACTORS" ON PAGE 3 FOR A DISCUSSION OF MATTERS THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THESE SECURITIES.
                               ------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------

                 The date of this prospectus is April 11, 2000.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    1
Where You Can Find More Information.........................    1
The Company.................................................    2
Risk Factors................................................    3
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
  Combined Fixed Charges and Preferred Stock Dividends......    3
Use of Proceeds.............................................    3
Description of Debt Securities..............................    3
Description of Preferred Stock..............................   10
Description of Common Stock.................................   11
Description of Outstanding Material Indebtedness............   11
Description of Outstanding Capital Stock....................   12
Selling Shareholders........................................   13
Plan of Distribution........................................   14
Legal Matters...............................................   16
Experts.....................................................   16

                                      (ii)

                             ABOUT THIS PROSPECTUS

     This prospectus provides you with a general description of the securities we and certain of our shareholders may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. These documents are also available at the public reference rooms at the SEC's regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available at the offices of the Nasdaq Stock Market's National Market in Washington, D.C.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

     - Annual Report on Form 10-K for the year ended December 31, 1999; and

     - Registration statement on Form 8-A filed July 6, 1998.

     Potential investors may obtain a copy of any of the agreements summarized herein (subject to certain restrictions because of the confidential nature of the subject matter) or any of our SEC filings without charge by written or oral request directed to CapRock Communications Corp., Attention: Secretary, 15601 Dallas Parkway, Suite 700, Dallas, Texas 75001, (972) 982-9500. We maintain a worldwide web site at www.caprock.com. The reference to our worldwide web address does not constitute incorporation by reference of the information contained at the site.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                  THE COMPANY

     CapRock Communications Corp. ("CapRock") is a leading facilities-based integrated communications service provider to small and medium-sized business and communications carrier customers in the Southwestern United States. We offer business customers an integrated bundle of communications products and services including local exchange, domestic and international long distance, enhanced voice, data, Internet and dedicated private line services. Additionally, we offer communications-intensive business and carrier customers dark fiber, high bandwidth dedicated fiber infrastructure, terminating access for domestic and international long distance and ATM, frame relay and IP data transport services. We believe that our current and planned networks will provide our customer base the most comprehensive service alternative to the incumbent and other competitive communications service providers in our region.

     Our communications services are provided over our scalable fiber, voice and data networks which, upon completion, will connect nearly every Tier I, Tier II and Tier III market in the six-state region of Texas, Louisiana, Arkansas, Oklahoma, New Mexico and Arizona. At year-end 1999, our inter-city long-haul fiber network consisted primarily of 96 fiber strands covering approximately 3,000 route miles, which we expect to expand to approximately 7,000 route miles by year-end 2000. Additionally, at year-end 1999, we provided switch-based competitive local exchange services in ten markets, which we expect to expand to 48 markets by year-end 2000. We currently have 11 voice and 13 data switches installed and operational on our network, which we expect to expand to 14 voice and 17 data switches by year-end 2000.

     Our principal executive offices are located at 15601 Dallas Parkway, Suite 700, Dallas, Texas 75001, and our telephone number is (972) 982-9500.

RECENT DEVELOPMENTS

     Please see the applicable prospectus supplement and our recent public filings for recent developments.

                                  RISK FACTORS

     Before you invest in our securities, you should carefully consider the risks involved. These risks include, but are not limited to, any risks that may be described in other filings we make with the SEC or in the prospectus supplements relating to specific offerings of securities.

      RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The ratio of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for each of the periods indicated is as follows:

                                                                     FISCAL YEAR ENDED
                                                              --------------------------------
                                                              1995   1996   1997   1998   1999
                                                              ----   ----   ----   ----   ----
Ratio of earnings to fixed charges..........................  1.0    1.4    2.6    1.1     --
Ratio of earnings to combined fixed charges and preferred
  stock dividends...........................................  1.0    1.4    2.6    1.1     --

     For this ratio, earnings consist of earnings (loss) before income taxes, minority interest and discontinued operations plus fixed charges excluding capitalized interest. Fixed charges consist of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, plus the portion of rent expense under operating leases deemed by us to be representative of the interest factor. We had deficiencies of earnings to fixed charges of approximately $12 million for the year ended December 31, 1999.

                                USE OF PROCEEDS

     Unless the applicable prospectus supplement states otherwise, the net proceeds from the sale of the offered securities will be used to fund the development and growth of our communications networks and business and for potential business acquisitions, working capital and general corporate purposes. Until we use the net proceeds in this manner, we may temporarily use them to make short-term investments or reduce short-term borrowings.

     We will not receive any proceeds from the sale of any shares of common stock by the selling shareholders.

                         DESCRIPTION OF DEBT SECURITIES

     This section describes the general terms and provisions of the debt securities. The applicable prospectus supplement will describe the specific terms of the debt securities offered through that prospectus supplement as well as any general terms described in this section that will not apply to those debt securities.

     The debt securities will be our direct unsecured general obligations and may include debentures, notes, bonds and/or other evidences of indebtedness. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and an institution to be named in the applicable prospectus supplement as trustee. Senior debt securities will be issued under a senior indenture, and subordinated debt securities will be issued under a subordinated indenture. Together, the senior indentures and the subordinated indentures are called indentures.

     We have summarized selected provisions of the indentures below. The summary is not complete. We have also filed the forms of the indentures as exhibits to the registration statement. You should read the indentures for provisions that may be important to you before you buy any debt securities.

GENERAL TERMS OF DEBT SECURITIES

     The debt securities issued under any indenture may be issued in one or more series. Each indenture may provide that there may be more than one trustee under the indenture, each with respect to one or more series of debt securities. The indentures may provide that any trustee under any indenture may resign or be removed with respect to one or more series of debt securities issued under that indenture, and a successor trustee may be appointed to act with respect to that series.

     If two or more persons are acting as trustee with respect to different series of debt securities issued under the same indenture, each of those trustees will be a trustee of a trust under that indenture separate and apart from the trust administered by any other trustee. In that case, except as may otherwise be indicated in an applicable prospectus supplement, any action described in the applicable prospectus supplement to be taken by the trustee may be taken by each of those trustees only with respect to the one or more series of debt securities for which it is trustee.

     A prospectus supplement relating to a series of debt securities being offered will include specific terms relating to the offering and that series. These terms will contain some or all of the following and may include other terms:

     - the title of the debt securities;

     - any limit on the aggregate principal amount of the debt securities;

     - the purchase price of the debt securities, expressed as a percentage of the principal amount;

     - the date or dates on which the principal of and any premium on the debt securities will be payable or the method for determining the date or dates;

     - if the debt securities will bear interest, the interest rate or rates or the method by which the rate or rates will be determined;

     - if the debt securities will bear interest, the date or dates from which any interest will accrue, the interest payment dates on which any interest will be payable, the record dates for those interest payment dates and the basis upon which interest shall be calculated if other than that of a 360 day year of twelve 30-day months;

     - the place or places where payments on the debt securities will be made and the debt securities may be surrendered for registration of transfer or exchange;

     - if we will have the option to redeem all or any portion of the debt securities, the terms and conditions upon which the debt securities may be redeemed;

     - the terms and conditions of any sinking fund or other similar provisions obligating us or permitting a holder to require us to redeem or purchase all or any portion of the debt securities prior to final maturity;

     - the currency or currencies in which the debt securities are denominated and payable if other than U.S. dollars;

     - whether the amount of any payments on the debt securities may be determined with reference to an index, formula or other method and the manner in which such amounts are to be determined;

     - any additions or changes to the events of default in the respective indentures;

     - the percentage of the principal amount of debt held by the holders necessary to require the trustee to take action;

     - any terms, conditions or restrictions upon the issuance of additional debt;

     - any terms, conditions or restrictions on dividends or distribution on any capital stock;

     - any additions or changes with respect to the other covenants in the respective indentures;

     - the terms and conditions, if any, upon which the debt securities may be convertible into common stock or preferred stock;

     - whether the debt securities will be issued in certificated or book-entry form;

     - whether the debt securities will be in registered or bearer form and, if in registered form, the denominations of the debt securities if other than $1,000 and multiples of $1,000;

     - the applicability of the defeasance and covenant defeasance provisions of the applicable indenture;

     - provisions relating to the modification of the terms of the indentures;

     - any subordination provisions; and

     - any other terms of the debt securities consistent with the provisions of the applicable indenture.

     Debt securities may be issued under the indentures as original issue discount securities to be offered and sold at a substantial discount from their stated principal amount. Special Federal income tax, accounting and other considerations applicable to original issue discount securities will be described in the applicable prospectus supplement.

     Unless otherwise provided with respect to a series of debt securities, the debt securities will be issued only in registered form, without coupons, in denominations of $1,000 and multiples of $1,000.

SOME COVENANTS

     Under the indentures, we will be required to:

     - pay the principal, interest and any premium on the debt securities when due;

     - maintain a place of payment;

     - deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

     - deposit sufficient funds with any paying agent on or before the due date for any payment of principal, interest or any premium.

     An indenture may or may not include other covenants which will be described in the applicable prospectus supplement.

PAYMENT AND TRANSFER

     Unless we designate otherwise, we will pay principal, interest and any premium on fully registered securities in New York, New York. We will make interest payments by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. We will make debt securities payments in other forms at a place we designate and specify in a prospectus supplement. You may transfer or exchange fully registered debt securities at the corporate trust office of the trustee or at any other office or agency maintained by us for these purposes, without having to pay any service charge except for any tax or governmental charge.

OUR SENIOR DEBT SECURITIES

     Generally speaking, our senior debt securities will rank equally with all of our other senior debt and unsubordinated debt. As of December 31, 1999, the total amount of our debt that would rank equally with our senior debt securities was approximately $347.5 million, net of discount and unamortized debt issuance costs. See "Description of Outstanding Material Indebtedness." All series of senior debt securities will rank equally in right of payment with each other.

     Senior debt is defined to include all notes or other unsecured evidences of indebtedness, including our guarantees, not expressed to be subordinate or junior in right of payment to any other indebtedness that we have.

OUR SUBORDINATED DEBT SECURITIES

     Our subordinated debt securities will have a junior position to all of our senior debt. Under the subordinated indentures, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt. The subordinated indentures may provide that no payment of principal, interest or any premium on the subordinated debt securities may be made in the event:

     - of any insolvency, bankruptcy or similar proceeding involving us or our property until we have paid holders of our senior debt in full; or

     - we fail to pay the principal, interest, any premium or any other amounts on any senior debt when due.

     Any subordinated debt securities offered pursuant to the subordinated indentures will rank junior in right of payment to all senior debt.

     The subordinated indentures may prohibit us from making for a specified time period any payment of principal of or premium, if any, or interest on, or sinking fund requirements for, the subordinated debt securities during the continuance of any default in respect of some senior debt, unless and until the default on the senior debt is cured or waived.

     Upon any distribution of our assets in connection with any dissolution, winding up, liquidation, reorganization, bankruptcy or other similar proceeding relative to us, our creditors or our property, the holders of our senior debt will first be entitled to receive payment in full of the principal thereof and premium, if any, and interest due on the senior debt securities before the holders of the subordinated debt securities are entitled to receive any payment of the principal of and premium, if any, or interest on the subordinated debt securities.

GLOBAL CERTIFICATES

     The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depository identified in a prospectus supplement.

     The specific terms of the depository arrangements with respect to any debt securities of a series will be described in a prospectus supplement.

     Unless otherwise specified in a prospectus supplement, debt securities issued in the form of a global certificate to be deposited with a depository will be represented by a global certificate registered in the name of the depository or its nominee. Upon the issuance of a global certificate in registered form, the depository for the global certificate will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the global certificate to the accounts of institutions that have accounts with the depository or its nominee. The depository or its nominee are referred to in this prospectus as participants. The accounts to be credited shall be designated by the underwriters or agents of the debt securities, or by us if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global certificate will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in a global certificate will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depository or its nominee for the global certificate. Ownership of beneficial interests in a global certificate by persons that hold through participants will be shown on, and the transfer of that ownership interest within a participant will be effected only through, records maintained by that participant. The laws of some jurisdictions require that some purchasers of securities take physical delivery of their securities in definitive form. These limits and laws may impair your ability to transfer beneficial interests in a global certificate.

     So long as the depository for a global certificate in registered form, or its nominee, is the registered owner of the global certificate, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities of the series represented by the global certificate for all purposes under the indentures. Except as set forth below, owners of beneficial interests in a global certificate will not be entitled to have debt securities of the series represented by the global certificate registered in their names, will not receive or be entitled to receive physical delivery of debt securities in definitive form, and will not be considered the owners or holders of the global certificate under the applicable indenture.

     Payment of principal of, premium, if any, and any interest on debt securities of a series registered in the name of or held by a depository or its nominee will be made to the depository or its nominee, as the case may be, as the registered owner or the holder of a global certificate representing the debt securities. None of us, the trustee, any paying agent, or the applicable debt security registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global certificate for debt securities or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

     We expect that the depository for debt securities of a series, upon receipt of any payment of principal, premium or interest in respect of a permanent global certificate, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global certificate as shown on the records of the depository. We also expect that payments by participants to owners of beneficial interests in a global certificate held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in street name, and those payments will be the responsibility of the participants. However, we have no control over the practices of the depository and/or the participants and there can be no assurance that these practices will not be changed.

     Unless it is exchanged in whole or in part for debt securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to particular nominees of the depository.

     Unless otherwise stated in any prospectus supplement, an institution to be named in the applicable prospectus supplement will act as depository. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by the depository and its participants.

EVENTS OF DEFAULT

     Under the indentures an event of default, unless a prospectus supplement provides otherwise, will mean any of the following:

     - failure to pay the principal or any premium on any debt security when due;

     - failure to deposit any sinking fund payment when due;

     - failure to pay interest on any debt security for 30 days;

     - failure to perform any other covenant in the indenture that continues for 60 days after being given written notice;

     - some events involving our bankruptcy, insolvency or reorganization; or

     - any other event of default included in any indenture or supplemental indenture.

     An event of default for a particular series of debt securities will not necessarily constitute an event of default for any other series of debt securities issued under an indenture.

     If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% of the total principal amount of the debt securities of the series may declare the entire principal of that series due and payable immediately. If this happens, the holders of a majority of the aggregate principal amount of the debt securities of that series can waive certain past defaults and rescind and annul such acceleration, subject to certain conditions.

     The indentures will limit the right to institute legal proceedings. No holder of any debt securities will have the right to bring a claim under an indenture unless:

     - the holder has given written notice of default to the trustee;

     - the holders of not less than 25% of the aggregate principal amount of debt securities of the series shall have made a written request to the trustee to bring the claim and furnished the trustee reasonable indemnification as the trustee may require;

     - the trustee has not commenced an action within 60 days of receipt of the notice and indemnification; and

     - no direction inconsistent with the request has been given to the trustee by the holders of not less than a majority of the aggregate principal amount of the debt securities of the series then outstanding.

Subject to applicable law and any applicable subordination provisions, the holders of debt securities may enforce payment of the principal of or premium, if any, or interest on their debt securities.

     The holders of a majority in aggregate principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any power conferred on the trustee, provided, however, that the trustee may decline to follow the holders' direction if, being advised by counsel, the trustee determines that the action is not lawful, or if the trustee in good faith determines that the action would unduly prejudice the holders of the debt securities not taking part in the action or would impose personal liability on the trustee.

     Each indenture will provide that, in case an event of default in respect of a particular series of debt securities has occurred, the trustee is to use the degree of care of a prudent person in the conduct of such person's own affairs. Subject to these provisions, the trustee is under no obligation to exercise any of its rights or power under the indenture at the request of any of the holders of the debt securities of any series unless they have furnished to the trustee reasonable security or indemnity.

     We will be required to furnish to the trustee an annual statement as to our fulfillment of all of our obligations under the relevant indenture.

DEFEASANCE

     We will be discharged from our obligations on the debt securities of any series at any time we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of destroyed, lost, stolen or mutilated debt securities.

     We may only effect such a defeasance if, among other things, we have delivered to the trustee either a ruling directed to the trustee from the Internal Revenue Service or an opinion of counsel (as specified in the indenture) to the effect that the holders of the debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit and discharge and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred.

CONSOLIDATION, MERGER OR SALE

     The indentures may limit or restrict our ability to consolidate or merge with or into any other entity or sell all or substantially all of our assets. These limitations or restrictions, if any, will be described in the applicable prospectus supplement, and we expect that they generally will include that:

     - we are the continuing corporation or, if not, that any successor or purchaser is an entity organized under the laws of the United States of America or any State thereof, and that such entity expressly assumes our obligations on the debt securities under a supplemental indenture; and

     - immediately before and after giving effect to the transaction, no event of default shall exist and be continuing.

The remaining or acquiring entity will be substituted for us in the indentures with the same effect as if it had been an original party to the indentures and shall assume all of our responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities and performance of the covenants in the indentures. Thereafter, the successor entity may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor entity.

MODIFICATION OF THE INDENTURES

     Under each indenture, we may modify our rights and obligations and the rights of the holders with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. We cannot, however, modify the principal or interest payment terms, or reduce the percentage required for modification, against any holder without its consent. We may also enter into supplemental indentures with the trustee, without obtaining the consent of the holders of any series of debt securities, to cure any ambiguity or to correct or supplement any provision of an indenture or any supplemental indenture which may be defective or inconsistent with any other provision, to pledge any property to or with the trustee or to make any other provisions with respect to matters or questions arising under the indentures, provided that the action does not materially adversely affect the interests of the holders of the debt securities. We may also enter into supplemental indentures without the consent of holders of any series of debt securities to set forth the terms of additional series of debt securities, to evidence the succession of another person to our obligations under the indenture or to add to our covenants.

CERTIFICATES AND OPINIONS TO BE FURNISHED TO TRUSTEE

     Each indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of an indenture, every time we ask the trustee to take action under the indenture, we must provide a certificate of some of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to the action have been complied with.

REPORT TO HOLDERS OF DEBT SECURITIES

     We will provide audited financial statements annually to holders of debt securities. The trustee will be required to submit an annual report to the holders of the debt securities regarding, among other things, the trustee's eligibility to serve as trustee, the priority of the trustee's claims regarding unpaid advances made by it, and any action taken by the trustee materially affecting the debt securities.

THE TRUSTEE

     A prospectus supplement will name the trustee under the subordinated indentures and the senior indentures.

     Pursuant to applicable provisions of the indentures and the Trust Indenture Act of 1939 governing trustee conflicts of interest, an uncured event of default with respect to any series of debt securities may force the trustee to resign as trustee under either the subordinated indentures or the senior indentures. Any resignation will require the appointment of a successor trustee under the applicable indenture in accordance with the terms and conditions of such indenture.

     The trustee may resign or be removed by us upon the occurrence of certain events with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of that series.

GOVERNING LAW

     The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

                         DESCRIPTION OF PREFERRED STOCK

     We may issue, either separately or together with other securities, shares of our preferred stock. See "Description of Outstanding Capital
Stock -- Preferred Stock." If we offer a series of preferred stock, we will describe the particular terms and conditions of the series of preferred stock offered in the prospectus supplement relating to that series of preferred stock. The applicable prospectus supplement or prospectus supplements will describe the following terms of each series of preferred stock being offered:

     - its title;

     - the number of shares offered, any liquidation preference per share and the purchase price;

     - any applicable dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation;

     - if dividends apply whether they shall be cumulative or non-cumulative and, if cumulative, the date from which dividends shall accumulate;

     - any procedures for any auction and remarketing;

     - any provisions for a sinking fund;

     - any provisions for redemption;

     - any listing of such preferred stock on any securities exchange or market;

     - the terms and conditions, if applicable, upon which it will be convertible into common stock or another series of preferred stock of CapRock, including the conversion price (or manner of calculation thereof) and conversion period;

     - the terms and conditions, if applicable, upon which it will be exchangeable into debt securities of CapRock, including the exchange price (or manner of calculation thereof) and exchange period;

     - any voting rights;

     - a discussion of any applicable material and/or special Federal income tax considerations;

     - whether fractional interests in that series of preferred stock will be offered by entering into a deposit agreement that will be filed with the Securities and Exchange Commission which provides for a depositary to issue to the public receipts of depositary shares, each of which will represent ownership of and entitlement to all rights and preferences of a fractional interest in a share of preferred stock of a specified series;

     - its relative ranking and preferences as to any dividend rights and rights upon liquidation, dissolution or winding up of the affairs of CapRock;

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

     - any limitations on the future issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of CapRock; and

     - any other specific terms, preferences, rights, limitations or restrictions.

                          DESCRIPTION OF COMMON STOCK

     We may issue, either separately or together with other securities, shares of our common stock. Under our Articles of Incorporation, we are authorized to issue up to 200,000,000 shares of our common stock. A prospectus supplement relating to an offering of common stock, or other securities convertible or exchangeable for, or exercisable into, common stock, will describe the relevant terms, including the number of shares offered, any initial offering price, and market price and dividend information, as well as, if applicable, information on other related securities. See "Description of Outstanding Capital Stock" below.

                DESCRIPTION OF OUTSTANDING MATERIAL INDEBTEDNESS

     CapRock has outstanding $150.0 million of 1998 Senior Notes due 2008 bearing interest at the rate of 12% per annum and $210.0 million of 1999 Senior Notes due 2009 bearing interest at the rate of 11 1/2% per annum. The 1998 Senior Notes and the 1999 Senior Notes are subject to the terms and conditions of indentures between CapRock and Chase Manhattan Trust Company, National Association (formerly known as PNC Bank, N.A.), as Trustee. The following summary highlights some provisions of the indentures.

     The 1998 Senior Notes will mature on July 15, 2008. Interest on the 1998 Senior Notes is payable semiannually in cash on January 15 and July 15 of each year, commencing January 15, 1999. The 1999 Senior Notes will mature on May 1, 2009. Interest on the 1999 Senior Notes is payable semiannually in cash on May 1 and November 1 of each year, commencing on November 1, 1999. The senior notes are general senior unsecured obligations of CapRock, and as such, rank pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness of CapRock. The senior notes are effectively subordinated in right of payment to all secured indebtedness of CapRock to the extent of the value of the assets securing such indebtedness. In addition, CapRock is a holding company, and the senior notes are effectively subordinated to all existing and future indebtedness and other liabilities (including trade payables) of CapRock's subsidiaries.

     The indentures contain covenants that, among other things, limit or prohibit us from engaging in certain transactions including the following:

     - borrowing additional money,

     - paying dividends or making other distributions to our shareholders,

     - limiting the ability of subsidiaries to make payments to us,

     - making certain investments,

     - creating certain liens on our assets,

     - selling certain assets and using the proceeds from those sales for certain purposes,

     - entering into transactions with affiliates, and

     - engaging in certain mergers or consolidations.

     The events of default under the senior notes include various events of default customary for such types of agreements including, among others, the failure to pay principal and interest when due on the senior notes, cross-defaults on other indebtedness, certain judgments, and certain events of bankruptcy, insolvency and reorganization.

                    DESCRIPTION OF OUTSTANDING CAPITAL STOCK

     The following summaries highlight certain provisions of our Articles of Incorporation and By-Laws, as amended. Copies of our Articles and Bylaws are available from us upon request. See "Where You Can Find More Information."

AUTHORIZED CAPITAL STOCK

     Under our Articles, the total number of shares of all classes of stock that we have authority to issue is 220,000,000 shares. Each share has a par value of $.01 per share. Of the authorized amount, 200,000,000 of the shares are common stock and 20,000,000 are shares of preferred stock. As of March 31, 2000, there were 33,440,856 shares of common stock issued and outstanding (and 52,151 shares were held in treasury), and no shares of preferred stock were issued or outstanding.

COMMON STOCK

     Each share of common stock has identical rights and privileges in every respect. The holders of CapRock common stock are entitled to vote upon all matters submitted to a vote of our shareholders and are entitled to one vote for each share of common stock held.

     Subject to the prior rights and preferences, if any, applicable to shares of preferred stock or any series of preferred stock, or the restrictions set forth in any applicable indentures, the holders of common stock are entitled to receive such dividends, payable in cash, stock or otherwise, as may be declared by the Board out of any funds legally available for the payment of dividends.

     If CapRock voluntarily or involuntarily liquidates, dissolves or winds-up, the holders of common stock will be entitled to receive after distribution in full of the preferential amounts, if any, to be distributed to the holders of preferred stock or any series of preferred stock, all of the remaining assets available for distribution ratably in proportion to the number of shares of common stock held by them.

     Holders of common stock will have no preferences or any preemptive, conversion or exchange rights.

PREFERRED STOCK

     The Board is authorized to provide for the issuance of shares of CapRock preferred stock in one or more series, and to fix for each series, voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as are shown in a resolution providing for the issuance of such series adopted by the Board. The Board may authorize the issuance of shares of preferred stock with terms and conditions which could discourage a takeover or other transaction that holders of some or a majority of shares of CapRock common stock might believe to be in their best interests or in which such holders might receive a premium for their shares of stock over the then-current market price of such shares. As of the date hereof, no shares of preferred stock are outstanding.

PREEMPTIVE RIGHTS

     No holder of any shares of our stock has any preemptive or preferential right to acquire or subscribe for any unissued shares of any class of stock or any authorized securities convertible into or carrying any right, option or warrant to subscribe for or acquire shares of any class of stock.

TRANSFER AGENT AND REGISTRAR

     The principal transfer agent and registrar for our common stock is ChaseMellon Shareholder Services.

CERTAIN ANTI-TAKEOVER EFFECTS

     As of March 31, 2000, there were 166,506,993 authorized and unissued shares of common stock and 20,000,000 authorized and unissued shares of preferred stock. The Board of Directors can authorize the issuance of authorized but unissued shares of its stock to render more difficult or to discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy solicitation or otherwise. We are also subject to prior regulatory approval by the FCC and various state regulatory agencies for a transfer of control or for the assignment of our (or our subsidiaries') intrastate certification authority, its international authority and other FCC licenses and authorizations. The 1934 Communications Act generally limits direct foreign ownership of wireless licenses to 20%, but provides for indirect foreign ownership holdings above 25% upon FCC approval. In its order implementing the U.S. commitment under the WTO Agreement, the FCC established new rules that effectively relax the foreign ownership limits for common carrier wireless licenses. Specifically, the new rules allow for up to 100% indirect ownership of wireless licenses by foreign interests from countries that are members of the WTO upon FCC review and approval from countries that have participated in the WTO Agreement. Furthermore, the indentures for our 1998 Senior Notes and 1999 Senior Notes provide for a mandatory purchase of the senior notes upon a change of control and we expect that any credit facilities that we enter into will provide that an event of default or redemption event thereunder will occur if all or a controlling interest in our capital stock is sold, assigned or otherwise transferred. Any of the foregoing factors could have the effect of delaying, deferring or preventing a change of control of CapRock. The Articles provide that Article 13.03 of the Texas Business Corporation Act, which includes statutory anti-takeover measures, will not apply to us.

WARRANTS AND REGISTRATION RIGHTS

     As part of its initial public offering, IWL Communications, one of our predecessor companies, issued warrants to purchase up to 145,000 shares of IWL Communications common stock at an exercise price of $7.20 per share to Roth Capital Partners, Inc. (formerly known as Cruttenden Roth, Incorporated) or its designees for nominal consideration, which, following our business combination in August 1998, were converted on a one-to-one ratio to warrants to purchase shares of our common stock. Roth Capital Partners exercised the warrants in March 2000. Roth has certain demand and piggyback registration rights associated with our common stock to be issued upon the exercise of the warrants.

                              SELLING SHAREHOLDERS

     The selling shareholders may be directors, executive officers, holders of shares of our company or holders that may be considered to be selling securities on our behalf or having purchased securities from us with a view towards distributing them to others.

     The prospectus supplement relating to any shares of common stock offered by the selling shareholders will set forth the names of the selling shareholders, the number of shares of common stock being offered for each selling shareholder's account as well as the number of such shares and the percentage, if greater than one percent, to be owned by each selling shareholder after completion of the offering.

     All expenses incurred with the registration of the shares of common stock owned by the selling shareholders will be borne by CapRock, but CapRock will not be obligated to pay any underwriting fees, discounts or commissions in connection with such registration.

                              PLAN OF DISTRIBUTION

     We and any selling shareholders may sell any of the securities being offered under this prospectus in any one or more of the following ways from time to time:

     - through agents;

     - to or through underwriters;

     - through dealers; and

     - directly by CapRock and any selling shareholders to one or more purchasers.

     The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Securities may also be offered or sold through depositary receipts issued by a depositary institution.

AGENTS

     Offers to purchase securities may be solicited by agents designated by us and/or any selling shareholders from time to time. Any agent involved in the offer or sale of the securities under this prospectus will be named, and any commissions payable by us to these agents will be set forth, in a related prospectus supplement. Unless otherwise indicated in a prospectus supplement, any agent will be acting on a reasonable best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), of the securities so offered and sold.

UNDERWRITERS

     If securities are sold by us and/or any selling shareholders by means of an underwritten offering, we and/or any selling shareholders, as applicable, will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in a related prospectus supplement. That prospectus supplement and this prospectus will be used by the underwriters to make resales of the securities. If underwriters are used in the sale of any securities in connection with this prospectus, those securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters and us at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are used in the sale of securities, unless otherwise indicated in a related prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to some conditions precedent and that with respect to a sale of these securities the underwriters will be obligated to purchase all such securities if any are purchased.

     We and/or any selling shareholders may grant to the underwriters options to purchase additional securities to cover over-allotments, if any, at the initial public offering price, with additional underwriting commissions or discounts, as may be set forth in a related prospectus supplement. The terms of any over-allotment option will be set forth in the prospectus supplement for those securities.

DEALERS

     If a dealer is utilized by us and/or any selling shareholders in the sale of the securities in respect of which this prospectus is delivered, we and/or any selling shareholders, as applicable, will sell these securities to the dealer as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the prospectus supplement relating to those offers and sales.

DIRECT SALES

     We and/or any selling shareholders may also sell offered securities directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of those securities. The terms of any sales of this type will be described in the prospectus supplement.

     Securities may also be offered and sold, if so indicated in the related prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment in connection with their terms, or otherwise, by one or more firms "remarketing firms," acting as principals for their own accounts or as agents for us and/or any selling shareholders. Any remarketing firm will be identified and the terms of its agreement, if any, with us and/or any selling shareholders and its compensation will be described in a related prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the securities remarketed by them.

DELAYED DELIVERY CONTRACTS

     If so indicated in a related prospectus supplement, we and/or any selling shareholders may authorize agents and underwriters to solicit offers by certain institutions to purchase securities from us and/or any selling shareholders at the public offering price set forth in a related prospectus supplement as part of delayed delivery contracts providing for payment and delivery on the date or dates stated in a related prospectus supplement. Such delayed delivery contracts will be subject to only those conditions set forth in a related prospectus supplement. A commission indicated in a related prospectus supplement will be paid to underwriters and agents soliciting purchases of securities pursuant to delayed delivery contracts accepted by us and/or any selling shareholders, as applicable.

GENERAL INFORMATION

     We and/or any selling shareholders may have agreements with the agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, underwriters, dealers and remarketing firms may be required to make.

     Each series of securities will be a new issue (other than shares of common stock sold by selling shareholders or treasury shares sold by us) and, other than the common stock, which is quoted on the Nasdaq National Market, may have no established trading market. Unless otherwise specified in a related prospectus supplement, we will not be obligated to list any series of securities on an exchange or otherwise. We cannot assure you that there will be any liquidity in the trading market for any of the securities.

     Agents, underwriters, dealers and remarketing firms may be customers of, engage in transactions with, or perform services for, us, our subsidiaries and/or any selling shareholders in the ordinary course of their businesses.

     The place, time of delivery and other terms of the sale of the offered securities will be described in the applicable prospectus supplement.

     In order to comply with the securities laws of some states, if applicable, the securities offered hereby will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

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

                                 LEGAL MATTERS

     Munsch Hardt Kopf & Harr, P.C. will issue an opinion for us and the selling shareholders, if any, about the legality of the offered securities. As of the date of this prospectus, certain members of Munsch Hardt Kopf & Harr, P.C. beneficially own, in the aggregate, 1,350 shares of our Common Stock. Any additional required information regarding ownership of our securities by lawyers of such firm will be contained in the applicable prospectus supplement. Any underwriters will be advised about other issues relating to any offering by their own legal counsel named in the applicable prospectus supplement.

                                    EXPERTS

     The consolidated financial statements of CapRock Communications Corp. as of December 31, 1998 and 1999 and for each of the years in the three year period ended December 31, 1999, as included in our Annual Report on Form 10-K for the year ended December 31, 1999, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

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

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                                2,500,000 SHARES

                          CAPROCK COMMUNICATIONS CORP.

                 % SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK

                            [CAPROCK COMMUNI. LOGO]

                                  ------------

                             PROSPECTUS SUPPLEMENT

                                 APRIL   , 2000

                                  ------------

                              SALOMON SMITH BARNEY

                            BEAR, STEARNS & CO. INC.

                              MERRILL LYNCH & CO.

                                   CHASE H&Q

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